Annual financial statements
for the year ended September 2008

		Page			Page
Auditor's report		1	23.	Notes to the cash flow statement	60
Directors' approval		2	24.	Encumbered assets	61
Secretary's certificate		2	25.	Commitments	62
Directors' report		3	26.	Contingent liabilities	63
Group income statement		6	27.	Post-employment benefits - pensions	63
Group balance sheet		7	28.	Post-employment benefits
Group cash flow statement		8		- other than pensions	69
Group statement of recognised income			29.	Share based payments	72
and expense		9	30.	Financial instruments	77
Group income statement in Rands			31..	Related party transactions	99
(convenience translation)		10	32.	Events after balance sheet date	100
Group balance sheet in Rands			33.	Environmental matters	101
(convenience translation)		11	34.	Directors' remuneration	102
Group cash flow statement in Rands			35.	Directors' interests	105
(convenience translation)		12	36.	Directors' participation in the Sappi Limited
Notes to the group annual financial statements		13		Share Incentive Trust (Scheme)
1.	Business	13		and The Performance
2.	Accounting policies	13		Share Incentive Trust (Plan)
2.1	Basis of preparation	22	Company auditor's report		109
2.2	Accounting policies		Condensed company income statement		110
2.3	Critical accounting policies and estimates	25	Condensed company balance sheet		111
2.4	Adoption of accounting standards in the current year		Condensed company cash flow statement		112
			Condensed company statement of recognised
2.5	Potential impact of future changes in		income and expense		112
	accounting policies	26	Notes to the condensed company
3.	Segment information	28	financial statements		113
4.1	Operating profit	30	Investments		115
4.2	Employment cost	31
4.3	Other operating expenses (income)	31
5.	Net finance costs	32
6.	Taxation charge (benefit)	32
7.	Earnings per share and headline earnings per share	34
8.	Dividends	36
9.	Property, plant and equipment	37
10.	Plantations	38
11	Deferred tax	39
12.	Goodwill and intangible assets	42
13	Joint ventures and associates	42
14.	Other non-current assets	44
15.	Inventories	44
16.	Trade and other receivables	45
17.	Ordinary share capital and share premium	48
18.	Reconciliation of changes in equity	50
19.	Non-distributable reserves	51
20.	Interest-bearing borrowings	52
21.	Other non-current liabilities	58
22.	Provisions	58

Auditor’s report

Independent auditor’s report to the members of Sappi Limited

We have audited the group annual financial statements of Sappi Limited, which comprise the directors’ report, the group balance sheet as at September 2008, the group income statement, the group statement of recognised income and expense and the group cash flow statement for the year then ended, a summary of significant accounting policies and other explanatory notes, as set out on pages 3 to 9 and pages 13 to 108.

Directors’ Responsibility for the Financial Statements

The company’s directors are responsible for the preparation and fair presentation of these financial statements in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board, and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the group as at September 2008, and of its financial performance and its cash flows for the year then ended in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board, and in the manner required by the Companies Act of South Africa.

Deloitte & Touche

Per M J Comber
Partner

03 December 2008

Deloitte & Touche – Registered Auditors
Buildings 1 and 2, Deloitte Place
The Woodlands, Woodlands Drive, Woodmead Sandton
Johannesburg, South Africa

National Executive: G G Gelink Chief Executive A E Swiegers Chief Operating Officer G M Pinnock Audit D L Kennedy Tax & Legal and Financial Advisory L Geeringh Consulting L Bam Corporate Finance C R Beukman Finance T J Brown Clients & Markets N T Mtoba Chairman of the Board

A full list of partners and directors is available on request.

Directors’ approval

The directors and officers of the company are responsible to the extent respectively indicated for the annual financial statements which are submitted to shareholders in the general meeting.

The directors are principally responsible for the overall coordination of the preparation and for the final approval of such submission. The initial preparation is the responsibility of the company’s officers. The auditors are responsible for auditing the annual financial statements in the course of executing their statutory duties.

The report and annual financial statements of the group and the company appear on the following pages:
8	Group cash flow statement
9	Group statement of recognised income and expense
10	Group income statement in Rands
11	Group balance sheet in Rands
13	Notes to the group annual financial statements
110	Condensed company financial statements
115	Investments
The above statements were approved by the board of directors on 03 December 2008 and were signed on its behalf by:

		R J Boëttger	M R Thompson
3	Directors’ report	Chief Executive Officer	Chief Financial Officer
6	Group income statement
7	Group balance sheet	Sappi Limited

Secretary’s certificate

In terms of section 268G(d) of the Companies Act of South Africa, I hereby certify that, to the best of my knowledge and belief, the Company has lodged with the Registrar of Companies, for the financial year ended September 2008, all such returns as are required of a public company in terms of this Act and that such returns are true, correct and up to date.

Sappi Management Services (Pty) Limited D J O’Connor Group Secretary

03 December 2008

Directors’ report
for the year ended September 2008

Your directors submit their report for the year ended September 2008.

Business of Sappi Limited (Sappi or the Company) and its operating companies mentioned below (the group)

The group manufactures and sells a wide range of pulp, paper and wood products for use in almost every sphere of economic activity. The group conducts its business through two business units, namely:

      •  Sappi Fine Paper; and
      •  Sappi Forest Products.
Share capital As at September 2008 the authorised and issued share capital of Sappi were as follows:
Authorised:
325,000,000 ordinary shares of ZAR1 each	ZAR325 million

Issued:
239,071,892 ordinary shares of ZAR1 each	US$28 million

Share premium	US$679 million

Sappi Fine Paper has manufacturing and marketing facilities in Europe, North America, Southern Africa and Asia and produces mainly high quality branded coated fine paper. It also manufactures uncoated graphic and business paper, coated and uncoated specialities papers, and casting release paper used in the manufacture of artificial leather and textured polyurethane applications. Sappi Forest Products, based in South Africa, produces packaging paper and newsprint, pulp, chemical cellulose, and forest and timber products for Southern Africa and export markets. Sappi Trading operates a trading network for the marketing and distribution of chemical cellulose and market pulp throughout the world and of the group’s other products in areas outside our core operating regions of North America, Europe and Southern Africa.

Reporting period

The group’s financial period ends on the Sunday closest to the year end date and results are reported as if at the year end date.

International Financial Reporting Standards (IFRS)

As a South African company and in terms of the requirements of the JSE Limited (JSE), Sappi’s financial reporting is based on IFRS as published by the International Accounting Standards Board (IASB).

Sappi no longer reconciles its reporting annually from IFRS to US GAAP. This follows a release by the US Securities Exchange Commission (SEC) on 21 December 2007 which allows Foreign Private Issuers to file Annual Financial Statements prepared under IFRS as issued by the IASB, without reconciliation to US GAAP.

The US Dollar is the major trading currency of the pulp and paper industry. The group reports its results in US Dollars in order to facilitate the understanding of the results.

The authorised and issued share capital have been increased substantially subsequent to year end for purposes of funding the acquisition of M-real’s coated graphic paper business announced on 29 September 2008. Further comprehensive details can be found in the Rights Offering Circular approved by the directors on 10 November 2008 and posted to qualifying shareholders on 24 November 2008.

Purchase of shares by a subsidiary

Through a wholly-owned subsidiary the Sappi group has to date acquired approximately 19.4 million Sappi shares – (treasury shares) on the open market of the JSE Limited for approximately US$186.7 million. This accords with Sappi’s stated intention, announced on 9 November 2000, and the approval given at all subsequent annual general meetings of the Company’s shareholders, for a wholly owned Sappi subsidiary to acquire Sappi shares, if prevailing circumstances (including market conditions) so warrant. None of these shares were acquired during the 2008 financial year. Some of the treasury shares, have been, and will continue to be, utilised to meet the requirements of the Sappi Limited Share Incentive Trust and the Sappi Limited Performance Share Incentive Trust from time to time. During the year, approximately 725,950 treasury shares were issued to participants of the Sappi Limited Share Incentive Trust for a consideration of approximately US$6.2 million. Refer to note 29 of the group annual financial statements for additional details relating to these treasury shares.

As the company is currently conducting a rights issue, it is unlikely that the company will seek approval for the purchase of Sappi shares in the foreseeable future.

Significant announcements during the year under review and subsequent to year end

During August 2008, Sappi announced the planned closures of the Blackburn mill and the Maastricht Mill’s Paper Machine No 5. Further details can be found in note 9 of the group annual financial statements.

Directors’ report // continued
for the year ended September 2008

On 29 September 2008, Sappi announced the proposed acquisition of a substantial portion of M-real’s coated graphic paper business (the transaction) for €750 million and that the transaction would be financed through a combination of equity, assumed debt, the cash proceeds from a rights offering and a vendor note.

On 3 November 2008, Sappi’s shareholders approved the transaction and a rights offering to finance a portion of the transaction.

Following such approvals, Sappi has commenced a rights offering of 286,886,270 new ordinary shares at a subscription price of ZAR20.27 per new share. New shares will be issued at a ratio of six new shares for every five Sappi shares held. In connection with the rights offering, Sappi has entered into an underwriting agreement with two international banks.

Sappi has also to date obtained various regulatory approvals for the acquisition, including the approval of the competition authorities of the European Union. The transaction is expected to be consummated on 31 December 2008.

Financing

During the first half of fiscal 2008, Sappi Manufacturing (Pty) Ltd raised ZAR240 million in long term bank debt to fund a portion of the Saiccor expansion project. The average tenure of this debt at year end is 4.2 years.

Of the EUR600 million five-year revolving credit facility obtained in 2005, approximately EUR400 million remains unutilised and is considered as a strategic back-up line.

There have been no changes to the group’s other long-term debt. Covenants on all international term debt are identical and long-term debt is supported by a Sappi Limited guarantee.

At the end of the financial year, Sappi’s net debt had an average time to maturity of 5.7 years.

In the financial year, Sappi concluded no further interest rate swaps and, at year end, the ratio of gross debt at fixed and floating interest rates was 39:61.

There are no long-term debt repayments scheduled for the remainder of 2008 or 2009.

Dividends

The directors have declared a dividend (number 85) of 16 US cents per share (2007: 32 US cents) for the year ended September 2008.  The record date for the dividend was 28 November 2008 and payment was made on 2 December 2008.

The Sappi Limited Share Incentive Trust and The Sappi Limited Performance Share Incentive Trust

Sappi has in place two share-based incentive programmes. The first is The Sappi Limited Share Incentive Trust (the Scheme) which was approved by shareholders in March 1997, and which has been amended in certain respects from time to time. The second is The Sappi Limited Performance Share Incentive Trust (the Plan) which was approved by shareholders in 2005.

In approving the Plan, shareholders fixed the maximum number of shares which may be allocated in aggregate to the Scheme and the Plan at 19 million shares (equivalent to 7.9% of the shares currently in issue), subject to adjustment in case of any increase or reduction of Sappi’s issued share capital on any conversion, redemptions, consolidations, sub-division and/or any rights or capitalisation issues of shares.

In connection with the rights offering, adjustments are made to outstanding grants to employees to address the dilution resulting from the change in the number of shares issued as a result of the rights offering.

Borrowing facilities

The group’s net debt at September 2008 amounted to US$2.4 billion (September 2007: US$2.6 billion). The company’s Articles of Association allow net borrowings of up to US$5.85 billion. Details of the non-current borrowings are set out in note 20 of the group annual financial statements.

Insurance

The group has an active program of risk management in each of its geographical operating regions to address and to reduce exposure to property damage and business interruption. All production and distribution units are subjected to regular risk assessments by external risk engineering consultants, the results of which receive the attention of senior management. The risk mitigation programs are co-ordinated at group level in order to achieve a standardisation of methods. Work on improved enterprise risk management is on-going and aims to lower the risk of incurring losses from uncontrolled incidents.

Fixed assets

The only major changes in the nature of the fixed assets of the group are as set out under note 9 in the group annual financial

Directors’ report // continued
for the year ended September 2008

statements. There was no change to the group’s policy relating to the use of fixed assets.

Litigation

We become involved from time to time in various claims and lawsuits incidental to the ordinary course of our business. We are not currently involved in legal proceedings which, either individually or in the aggregate, are expected to have a material adverse effect on our business, assets or properties (see note 26).

Directors and secretaries

The directors of Sappi Limited are set out below:

Executive directors:

Roeloff (Ralph) Jacobus Boëttger

Mark Richard Thompson

Non-executive directors:

Daniël (Danie) Christiaan Cronjé (Chairman)
David Charles Brink
Meyer Feldberg
James Edward Healey
Deenadayalen (Len) Konar
Helmut Claus-Jurgen Mamsch
John (Jock) David McKenzie
Karen Rohn Osar
Bridgette Radebe
Sir Anthony Nigel Russell Rudd
Franklin Abraham Sonn

During the year, Mr Eugene van As retired as Chairman and as a director. Dr Danie C Cronje was appointed to the board during the year as an independent non-executive Director and succeeded Mr Eugene van As as Chairman in March 2008. In terms of the Company’s Articles of Association these appointments were confirmed at the annual general meeting held on 3 March 2008.

At the year end there were thirteen directors, two of whom were executive directors. All eleven non-executive directors are independent.

In terms of the Company’s Articles of Association, Mr D C Brink, Professor M Feldberg, Mr J E Healey and Mr H C Mamsch will retire by rotation from the board at the forthcoming annual general meeting and all being eligible, have offered themselves for re-election. The current Directors have recommended them for re-appointment. Mr D C Brink turns 70 years of age during the course of 2009. His reappointment, if approved, will be for approximately nine months until 31 December 2009, when in terms of company policy, he will retire from the Board. Likewise, Dr F A Sonn will turn 70 years of age in 2009. He will retire from the board on 31 December 2009.

The beneficial interests of directors in the shares of the Company (including options and rights and options in terms of the Scheme and conditional share awards in terms of the Plan) are disclosed in notes 35 and 36 to the group annual financial statements.

A register of interests of directors and other executives in shares of the Company is available to shareholders and the public on request.

The secretaries and their business and postal addresses are set out on page 116.

Special resolutions

A full list of the special resolutions passed by the Company and its subsidiaries during the year will be made available to shareholders on request.

Subsidiary companies

Details of the Company’s significant subsidiaries are set out in Annexure A of the condensed company financial statements.

Group income statement for the year ended September 2008

US$ million	Note	2008	2007	2006
Sales		5,863	5,304	4,941
Cost of sales	4	5,016	4,591	4,419
Gross profit		847	713	522
Selling, general and administrative expenses	4	385	362	367
Other operating expenses (income)	4	165	(22)	29
Share of (profit) loss from associates and joint ventures	13	(17)	(10)	1

Operating profit	4	314	383	125
Net finance costs	5	126	134	130

Finance costs		181	173	162
Finance revenue		(38)	(21)	(26)
Finance cost capitalised		(16)	(14)	(2)
Net foreign exchange gains		(8)	(13)	(7)
Net fair value loss on financial instruments		7	9	3

Profit (loss) before taxation		188	249	(5)
Taxation charge (benefit)	6	86	47	(1)

Profit (loss) for the year		102	202	(4)
Weighted average number of ordinary shares in issue (millions)		228.8	227.8	226.2
Basic earnings (loss) per share (US cents)	7	45	89	(2)
Diluted earnings (loss) per share (US cents)	7	44	88	(2)
Dividends per share (US cents) – declared after year-end	8	16	32	30

Group balance sheet at September 2008

US$ million	Note	2008	2007
Assets
Non-current assets		4,408	4,608
Property, plant and equipment	9	3,361	3,491
Plantations	10	631	636
Deferred tax assets	11	41	60
Goodwill and intangible assets	12	7	7
Joint ventures and associates	13	124	112
Other non-current assets	14	168	165
Derivative financial instruments	30	76	137

Current assets		1,701	1,736

Inventories	15	725	712
Trade and other receivables	16	698	653
Derivative financial instruments	30	4	7
Cash and cash equivalents		274	364

Total assets		6,109	6,344

Equity and liabilities
Shareholders’ equity		1,605	1,816
Ordinary share capital and share premium	17,18	707	825
Non-distributable reserves	18,19	124	114
Foreign currency translation reserve	18	(121)	9
Retained earnings	18	895	868

Non-current liabilities		2,578	2,612

Interest-bearing borrowings	20	1,832	1,828
Deferred tax liabilities	11	399	385
Derivative financial instruments	30	1	15
Other non-current liabilities	21	346	384

Current liabilities		1,926	1,916

Interest-bearing borrowings	20	821	771
Overdraft		26	22
Derivative financial instruments	30	24	28
Trade and other payables		959	952
Taxation payable		54	125
Provisions	22	42	18
Total equity and liabilities		6,109	6,344

Group cash flow statement for the year ended September 2008

US$ million	Note	2008	2007	2006
Cash retained from operating activities		355	388	160
Cash generated from operations	23.1	623	585	396
– Decrease (increase) in working capital	23.2	1	60	(17)

Cash generated from operating activities		624	645	379
– Finance costs paid	23.3	(139)	(183)	(164)
– Finance revenue received		13	21	26
– Taxation paid	23.4	(70)	(27)	(13)

Cash available from operating activities		428	456	228
– Dividends paid		(73)	(68)	(68)

Cash utilised in investing activities		(494)	(364)	(287)

Investment to maintain operations		(239)	(38)	(144)

– Replacement of non-current assets	23.5	(250)	(116)	(160)
– Proceeds on disposal of non-current assets	23.6	7	50	4
– Decrease in other non-current assets		4	28	12

Investment to expand operations		(255)	(326)	(143)

– Additions of non-current assets		(255)	(326)	(143)

Cash effects of financing activities		49	98	(21)

Proceeds from interest-bearing borrowings*		2,077	806	925
Repayment of interest-bearing borrowings*		(2,032)	(719)	(793)
Increase (decrease) in bank overdrafts		4	11	(153)

Net movement in cash and cash equivalents		(90)	122	(148)
Cash and cash equivalents at beginning of year		364	224	367
Translation effects		–	18	5

Cash and cash equivalents at end of year	23.7	274	364	224
* Includes gross cash flows relating to ongoing short-term financing activities.

Group statement of recognised income and expense
for the year ended September 2008

US$ million	2008	2007	2006
Pension fund assets recognised (not recognised)	–	45	(43)
Actuarial gains on pension and other post-employment benefit liabilities	7	101	100
Fair value adjustment on available for sale financial instruments	–	1	–
Deferred taxation on above items	(1)	(21)	(10)
Exchange differences on translation	(262)	151	(189)

Net (expense) income recorded directly in equity	(256)	277	(142)
Profit (loss) for the year	102	202	(4)

Total recognised (expense) income for the year	(154)	479	(146)

Group income statement in Rands convenience translation
for the year ended September 2008

		Unaudited
ZAR million	2008	2007	2006

Sales	43,559	38,051	32,630
Cost of sales	37,266	32,936	29,183

Gross profit	6,293	5,115	3,447
Selling, general and administrative expenses	2,860	2,597	2,423
Other operating expenses (income)	1,226	(158)	192
Share of (profit) loss from associates and joint ventures	(126)	(72)	7

Operating profit	2,333	2,748	825
Net finance costs	937	962	858
Finance costs	1,345	1,241	1,069
Finance revenue	(282)	(151)	(172)
Finance cost capitalised	(119)	(100)	(13)
Net foreign exchange gains	(59)	(93)	(46)
Net fair value loss on financial instruments	52	65	20

Profit (loss) before taxation	1,396	1,786	(33)
Taxation charge (benefit)	638	337	(7)

Profit (loss) for the year	758	1,449	(26)

Weighted average number of ordinary shares in issue (millions)	228.8	227.8	226.2
Basic earnings (loss) per share (SA cents)	334	638	(13)
Diluted earnings (loss) per share (SA cents)	327	631	(13)
Dividends per share (SA cents) – declared after year end	156	209	220

Note:
The above financial results have been translated into ZAR from US Dollars using the exchange rates as set out in accounting policies note 2.2.1. The year end rate was used for translating assets and liabilities and the average rate for translating income, expenditure and cash flow items except for dividends which have been translated at the rate of exchange on the date of declaration. The translation was made solely for the convenience of the readers and is not defined in IAS 21. It should be noted that the translated ZAR figures from US Dollars do not necessarily represent that these US Dollar amounts could be converted into ZAR at the time when the transaction occurred.

Group balance sheet in Rands convenience translation
at September 2008

	Unaudited
ZAR million	2008	2007
Assets
Non-current assets	35,594	31,662

Property, plant and equipment	27,140	23,988
Plantations	5,095	4,370
Deferred tax assets	331	412
Goodwill and intangible assets	57	48
Joint ventures and associates	1,001	770
Other non-current assets	1,356	1,133
Derivative financial instruments	614	941

Current assets	13,735	11,928

Inventories	5,854	4,892
Trade and other receivables	5,636	4,487
Derivative financial instruments	32	48
Cash and cash equivalents	2,213	2,501

Total assets	49,329	43,590
Equity and liabilities
Shareholders’ equity	12,961	12,478

Non-current liabilities	20,817	17,947

Interest-bearing borrowings	14,794	12,561
Deferred tax liabilities	3,222	2,645
Derivative financial instruments	8	103
Other non-current liabilities	2,793	2,638

Current liabilities	15,551	13,165

Interest-bearing borrowings	6,630	5,298
Overdraft	210	151
Derivative financial instruments	194	192
Trade and other payables	7,744	6,541
Taxation payable	436	859
Provisions	337	124

Total equity and liabilities	49,329	43,590

Note:
The above financial results have been translated into ZAR from US Dollars using the exchange rates as set out in accounting policies note 2.2.1. The year end rate was used for translating assets and liabilities and the average rate for translating income, expenditure and cash flow items except for dividends which have been translated at the rate of exchange on the date of declaration. The translation was made solely for the convenience of the readers and is not defined in IAS 21. It should be noted that the translated ZAR figures from US Dollars do not necessarily represent that these US Dollar amounts could be converted into ZAR at the time when the transaction occurred.

Group cash flow statement in Rands convenience translation
for the year ended September 2008

	Unaudited
ZAR million	2008	2007	2006

Cash retained from operating activities	2,638	2,783	1,057

Cash generated from operations	4,586	4,234	2,650
– Decrease (increase) in working capital	7	430	(112)

Cash generated from operating activities	4,593	4,664	2,538
– Finance costs paid	(1,033)	(1,313)	(1,083)
– Finance revenue received	97	151	172
– Taxation paid	(520)	(194)	(86)

Cash available from operating activities	3,137	3,308	1,541
– Dividends paid	(499)	(525)	(484)

Cash utilised in investing activities	(3,669)	(2,611)	(1,896)

Investment to maintain operations	(1,775)	(272)	(952)

– Replacement of non-current assets	(1,857)	(832)	(1,057)
– Proceeds on disposal of non-current assets	52	359	26
– Decrease in other non-current assets	30	201	79

Investment to expand operations	(1,894)	(2,339)	(944)

– Additions of non-current assets	(1,894)	(2,339)	(944)

Cash effects of financing activities	364	703	(138)

Proceeds from interest-bearing borrowings*	15,431	5,782	6,109
Repayment of interest-bearing borrowings*	(15,097)	(5,158)	(5,237)
Increase (decrease) in bank overdrafts	30	79	(1,010)

Net movement in cash and cash equivalents	(667)	875	(977)
Cash and cash equivalents at beginning of year	2,501	1,741	2,336
Translation effects	379	(115)	382

Cash and cash equivalents at end of year	2,213	2,501	1,741
* Includes gross cash flows relating to ongoing short term financing activities.

Note:
The above financial results have been translated into ZAR from US Dollars using the exchange rates as set out in accounting policies note 2.2.1. The year end rate was used for translating assets and liabilities and the average rate for translating income, expenditure and cash flow items except for dividends which have been translated at the rate of exchange on the date of declaration. The translation was made solely for the convenience of the readers and is not defined in IAS 21. It should be noted that the translated ZAR figures from US Dollars do not necessarily represent that these US Dollar amounts could be converted into ZAR at the time when the transaction occurred.

Notes to the group annual financial statements
for the year ended September 2008

1. Business

Sappi Limited, a corporation organised under the laws of the Republic of South Africa (the “company” and, together with its consolidated subsidiaries, “Sappi” or the “group”), was formed in 1936 and is a major, vertically integrated international pulp and paper producer. Sappi is a leading global producer of coated fine paper and chemical cellulose. The group has manufacturing facilities in nine countries, on four continents, and customers in over 100 countries across the globe.

The group is composed of its Sappi Fine Paper and Sappi Forest Products business units. Sappi Fine Paper has manufacturing and marketing facilities in North America, Europe, Southern Africa and Asia and produces mainly high quality branded coated fine paper. It also manufactures uncoated graphic and business paper, coated and uncoated speciality paper, and casting release paper used in the manufacture of artificial leather and textured polyurethane applications. Sappi Forest Products, based in Southern Africa, produces commodity paper products, pulp, chemical cellulose and forest and timber products for Southern Africa and export markets. The group operates a trading network called Sappi Trading for the international marketing and distribution of chemical cellulose and market pulp throughout the world and of the group’s other products in areas outside our core operating regions of North America, Europe and Southern Africa. All sales and costs associated with Sappi Trading are allocated to our two reporting segments.

2. Accounting policies

The following principal accounting policies have been consistently applied in dealing with items that are considered material in relation to the Sappi Limited group financial statements.

2.1 Basis of preparation

The group’s consolidated financial statements have been prepared in accordance with:
  International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB);
  Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB; and
  the requirements of the South African Companies Act of 1973.
The financial statements are presented in United States Dollars (US$), as it is the major trading currency of the pulp and paper industry, and are rounded to the nearest million.

The financial statements are prepared on the historical-cost basis, except for certain financial assets and liabilities and plantations that are stated at their fair value.

Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements by all the group entities.

(i) Fiscal year

The group’s financial year end is on the Sunday closest to the last day of September.

Accordingly the last three financial years ended as follows:
  28 September 2008 (year ended September 2008) (52 weeks)
  30 September 2007 (year ended September 2007) (52 weeks)
  01 October 2006 (year ended September 2006) (52 weeks)
The financial years commenced as follows:
  01 October 2007 (October 2007)
  02 October 2006 (October 2006)
  03 October 2005 (October 2005)
(ii) Underlying concepts

The financial statements are prepared on the going concern basis.

Assets and liabilities and income and expenses are not offset in the income statement or balance sheet unless specifically permitted by an accounting standard or interpretation.

Changes in accounting estimates are recognised prospectively in profit or loss, except to the extent that they give rise to changes in the carrying amount of recognised assets and liabilities where the change in estimate is recognised immediately.

Prior period errors are retrospectively restated if material.

2.2    Accoutning policies

2.2.1    Foreign currencies

(i) Foreign currency transactions

Transactions in foreign currencies are converted into the functional currency of the group’s individual operations at the rate of exchange ruling at the date of such transactions.

Notes to the group annual financial statements // continued
for the year ended September 2008

2. Accounting policies (continued)

Monetary and non-monetary assets and liabilities in foreign currencies are translated into the functional currency of the entities in the group at rates of exchange ruling at the reporting date. Non-monetary assets (plantations) denominated in foreign currencies that are stated at fair value are translated into the functional currency of the group’s individual operations at foreign exchange rates ruling at the reporting date.

Exchange gains and losses on the translation and settlement of foreign currency monetary assets and liabilities during the period are recognised in the income statement in the period in which they arise.

(ii) Consolidation of foreign operations

The assets and liabilities, including goodwill of entities that have non-dollar functional currencies are translated at the closing rate, while the income and expenses are translated using the average exchange rate. The differences that arise on translation are reported directly in equity. These translation differences are recognised in profit or loss for the period on disposal of the foreign operation.

The functional currency of the European business is EURO, the Southern African business is ZAR and the North American business is US Dollars. Other minor companies in the group may have different functional currencies depending on the business environment in which they operate.

Goodwill and fair value adjustments arising on the acquisition of a non-dollar functional currency entity are treated as assets and liabilities of the entity and are translated at the closing rate.

The group used the following exchange rates for financial reporting purposes:

2.2.2 Group accounting

(i) Subsidiary undertakings and special-purpose entities

The group financial statements include the assets, liabilities and results of the company and subsidiary undertakings (including special-purpose entities) controlled by the group. The results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated income statement from the date of acquisition or up to the date of disposal or cessation of control.

Intragroup balances and transactions, and profits and losses arising from intragroup transactions, are eliminated in the preparation of the group financial statements. Unrealised losses are not eliminated to the extent that they provide objective evidence of impairment.

(ii) Associates and Joint ventures

The results and assets and liabilities of associates and joint ventures are incorporated in the group’s financial statements using the equity method of accounting. The share of the associates’ or joint venture’s retained income, which is the profit after tax, is determined from their latest financial statements. The carrying amount of such investments is reduced to recognise any impairment in the value of individual investments. When the group’s share of losses exceeds the carrying amount of the associate or joint venture, the carrying amount is reduced to nil, inclusive of any debt outstanding, and recognition of further losses is discontinued, except to the extent that the group has incurred or guaranteed obligations in respect of the associate or joint venture.

Where an entity within the group transacts with an associate or joint venture of the group, unrealised profits and losses are eliminated to the extent of the group’s interest in the relevant associate or joint venture.

	Rate at
Investments in associates and joint ventures held with the intention of disposing thereof within 12 months are accounted for as non-current assets held for sale.

(iii) Goodwill

The excess between the cost of the business combination and the group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired is recognised as goodwill in the balance sheet.

Goodwill is subsequently held at cost less any accumulated impairment losses. Goodwill is not amortised but tested for impairment annually or more frequently where there is an indication of impairment.

	Sep 08	Sep 07	Sep 06
ZAR to one US$	8.0751	6.8713	7.7738
GBP to one US$	0.5421	0.4885	0.5340
EUR to one US$	0.6843	0.7007	0.7891

	Average annual rate
	Sep 08	Sep 07	Sep 06
ZAR to one US$	7.4294	7.1741	6.6039
GBP to one US$	0.5049	0.5072	0.5560
EUR to one US$	0.6638	0.7499	0.8120

Goodwill is tested for impairment based on an allocation to one or more cash-generating units (CGUs) in which the synergies from the business combinations are expected. Each CGU containing goodwill is tested annually for impairment. An impairment loss is recognised whenever the carrying amount of an asset or its CGU exceeds its recoverable amount.

Impairment losses recognised in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to a CGU and then to reduce the carrying amount of the other assets in the CGU on a pro-rata basis. Impairment losses relating to goodwill are not reversed.

Critical areas of judgement and the use of estimates involving goodwill are included in section 2.3 of the accounting policies.

2.2.3 Environmental expenditures and liabilities

Environmental expenditure that pertains to current operations or relates to future revenues are expensed or capitalised, consistent with the company’s capitalisation policy. Expenditures that result from the remediation of an existing condition caused by past operations, and do not contribute to current or future revenues, are recognised in profit and loss for the period.

Environmental accruals are recorded based on current interpretation of environmental laws and regulations. Amounts accrued do not include third-party recoveries. All available information is considered including the results of remedial investigation/feasibility studies (RI/FS). In evaluating any disposal site environmental exposure, an assessment is made of the company’s potential share of the remediation costs by reference to the known or estimated volume of the company’s waste that was sent to the site and the range of costs to treat similar waste at other sites if a RI/FS is not available.

2.2.4 Financial instruments

(i) Initial recognition

Financial instruments are recognised on the balance sheet when the group becomes a party to the contractual provisions of a financial instrument. All purchases of financial assets that require delivery within the time frame established by regulation or market convention (’regular way’ purchases) are recognised at transaction date.

(ii) Initial measurement

All financial instruments are initially recognised at fair value plus transaction costs that are incremental to the group and directly attributable to the acquisition or issue of the financial asset or financial liability except for those classified as ’fair value through profit and loss’.

Financial instruments carried at fair value through profit and loss are measured at fair value on transaction date. All transaction costs are immediately written off in the income statement.

(iii) Subsequent measurement

Subsequent to initial measurement, financial instruments are either measured at fair value or amortised cost, depending on their classification:

• Financial assets and financial liabilities at fair value through profit or loss
Financial instruments at fair value through profit or loss consist of items classified as held for trading. The group has not designated any financial instruments as at fair value through profit or loss.

• Non-trading financial liabilities
All financial liabilities, other than those at fair value through profit or loss, are classified as non-trading financial liabilities and are measured at amortised cost.

• Held-to-maturity financial assets
Held-to-maturity financial assets are measured at amortised cost, with interest income recognised in profit and loss for the period.

The group does not presently have any held to maturity financial assets.

• Loans and receivables
Loans and receivables are carried at amortised cost, with interest revenue recognised in profit and loss for the period. The majority of the group’s receivables are included in the loans and receivables category.

• Available-for-sale financial assets
Available-for-sale financial assets are measured at fair value, with any gains and losses recognised directly in equity along with the associated deferred taxation. Any foreign currency translation gains or losses or interest revenue, measured on an effective-yield basis, are removed from equity to the income statement on debt instruments when they arise.

(iv) Embedded derivatives

Certain derivatives embedded in financial and host contracts, are treated as separate derivatives and recognised on a standalone basis, when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value, with unrealised gains and losses reported in profit or loss.

Notes to the group annual financial statements // continued
for the year ended September 2008

2.     Accounting policies (continued)

(v)     Derecognition

The group derecognises a financial asset when the rights to receive cash flows from the asset have expired or have been transferred and the group has transferred substantially all risks and rewards of ownership.

A financial liability is derecognised when and only when the liability is extinguished, i.e. when the obligation specified in the contract is discharged, cancelled or has expired.

(vi) Impairment of financial assets

• Loans and receivables
An impairment is recognised when there is evidence that the group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the impairment is charged to the income statement.

• Available-for-sale financial assets
When there is objective evidence that an available for sale financial asset is impaired, the cumulative unrealised gains and losses previously recognised in equity are removed from equity and recognised in profit or loss even though the financial asset has not been derecognised.

If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases due to an objective event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed in profit or loss for the period. Impairment losses recognised in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss.

(vii) Derivatives and hedge accounting

Hedge accounting recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item.

Hedging relationships are of three types:

• Fair value hedges
If a fair value hedge meets the conditions for hedge accounting, any gain or loss on the hedged item attributable to the hedged risk is included in the carrying amount of the hedged item and recognised in profit or loss. The changes in the fair value of the hedging instrument and the hedged item is recognised in net finance costs in profit or loss.

• Cash flow hedges
In relation to cash flow hedges, which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in shareholders’ equity and the ineffective portion is recognised in income.

The gains or losses, which are recognised directly in shareholders’ equity, are transferred to income in the same period in which the hedged transaction affects income. Any ineffectiveness related to cash flow hedges is recognised in the profit or loss for the period.

The group does not currently apply cash flow hedge accounting.

• Hedge of a net investment in a foreign operation
The group does not currently have any hedges of net investments in foreign operations.

Hedge accounting is discontinued on a prospective basis when the hedge no longer meets the hedge accounting criteria (including when it becomes ineffective), when the hedge instrument is sold, terminated or exercised when, for cash flow hedges, the designation is revoked and the forecast transaction is no longer expected to occur. Any cumulative gain or loss on the hedging instrument for a forecast transaction is retained in equity until the transaction occurs, unless the transaction is no longer expected to occur, in which case it is transferred to profit or loss for the period.

Critical areas of judgement and the use of estimates involving hedge accounting are included in section 2.3 of the accounting policies.

(viii) Offsetting financial instruments and related income

Financial assets and liabilities are offset and the net amount reported in the balance sheet only when there is a legally enforceable right to set off and there is an intention of settling on a net basis or realising the asset and settling the liability simultaneously. Income and expense items are offset only to the extent that their related instruments have been offset in the balance sheet, with the exception of those relating to hedges, which are disclosed in accordance with the profit or loss effect of the hedged item.

(ix) Interest income and expense

Interest income and expense are recognised in profit or loss using the effective interest rate method taking into account the expected timing and amount of cash flows.

(x) Other

Dividends from investments and gains or losses on the sale of investments are recognised in profit or loss when the amount of revenue from the transaction or service can be measured reliably, it is probable that the economic benefits of the transaction or service will flow to the group and the costs associated with the transaction or service can be measured reliably.

2.2.5 Government grants

Government grants are recognised in income over the periods necessary to match them with the related costs which they are intended to compensate.

Government grants related to assets are recognised by deducting the grant from the carrying amount of the related asset.

2.2.6 Intangible assets

(i) Research activities

Expenditures on research activities, internally generated goodwill and brands are recognised in profit or loss as an expense as incurred.

(ii) Development activities

Expenditure on engineering projects, computer software and other development activities, is capitalised if these projects and activities are technically and commercially feasible and the group has sufficient resources to complete development.

Computer development expenditure is amortised only once the relevant software has been commissioned. Intangible assets are stated at cost less accumulated amortisation and impairment losses. Intangible assets, which have not yet been commissioned, are stated at cost less impairment losses.

Amortisation of engineering projects, computer software and development costs is charged to profit or loss on a straight-line basis over the estimated useful lives of these assets, not exceeding five years. Subsequent expenditure relating to computer software is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates.

(iii) Patents

Patents acquired are capitalised and amortised on a straight line basis over their estimated useful lives, which is on average ten years.

2.2.7 Impairment of assets other than goodwill and financial instruments

The group assesses all assets (other than goodwill and intangible assets not yet available for use) at each balance sheet date for indications of an impairment or the reversal of a previously recognised impairment.

Intangible assets not yet available for use are tested at least annually for impairment.

Should there be any indications of impairment, the recoverable amounts of the assets are estimated. These impairments, where the carrying value of an asset exceeds its recoverable amount, or the reversal of a previously recognised impairment, are recognised in profit or loss for the period.

The recoverable amount of an asset is the higher of its fair value less cost to sell and its value-in-use. The fair value less cost to sell is determined by ascertaining the current market value of an asset and deducting any costs related to the realisation of the asset.

For an asset whose cash flows are largely dependent on those of other assets the recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs.

When an asset previously tested as part of a larger CGU is no longer expected to contribute to the future cash flows of this CGU or is no longer in use, the applicable asset is evaluated on a stand-alone basis.

A previously recognised impairment loss will be reversed if the recoverable amount increases as a result of a change in the estimates used previously to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined, net of depreciation or amortisation, had no impairment loss been recognised in prior periods.

Critical areas of judgement and the use of estimates involving asset impairments are included in section 2.3 of the accounting policies.

2.2.8 Inventories

Inventories are stated at the lower of cost or net realisable value. Cost includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion, distribution and selling.

Cost is determined on the following basis:
  First in first out (FIFO): finished goods
  Weighted average: raw materials, work in progress and consumable stores
  The specific identification basis is used to arrive at the cost of items that are not interchangeable.

Notes to the group annual financial statements // continued
for the year ended September 2008

2.      Accounting policies (continued)

2.2.9  Leases

(i) The group as lessee

Leases in respect of which the group bears substantially all the risks and rewards incidental to ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased asset or the present value of the minimum lease payments.

Lease payments are allocated between capital repayments and finance charges using the effective interest rate method.

Capitalised leased assets are depreciated on a consistent basis as those with owned assets except where the transfer of ownership is uncertain at the end of the lease period in which case they are depreciated on a straight line basis over the shorter of the lease period and the expected useful life of the asset.

Leases in respect of which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Lease payments made under operating leases are charged to income on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern of the group’s benefit.

(ii) Recognition of lease of land

Leases of land and buildings are classified as operating or finance leases in the same way as leases of other assets. The land and buildings elements of a lease are considered separately for the purpose of lease classification.

If the lease payments cannot be allocated reliably between these two elements, the entire lease is classified as a finance lease, where the building is a finance lease, unless it is clear that both elements are operating leases.

2.2.10 Non-current assets held for sale and discontinued operations

Non-current assets (or disposal groups) are classified as held for sale when their carrying value will be recovered principally through sale within 12 months rather than use. Non-current assets held for sale are measured at the lower of carrying amount and fair value less cost to sell and are not depreciated.

The entire asset or disposal group must be available for immediate sale in its present condition and the sale should be highly probable, with an active programme to find a buyer and the appropriate level of management approving the sale. The group does not currently have any discontinued operations.

2.2.11 Provisions

Provisions are recognised when the group has a legal or constructive obligation arising from past events that will probably be settled. Where the effect of discounting (time value) is material, provisions are discounted and the discount rate used is a pre-taxation rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

The following specific policies are applied:
  A provision for onerous contracts is recognised when the expected benefits to be derived by the group from a contract are lower than the unavoidable costs of meeting the obligations under the contract.
  A provision for restructuring is recognised only if the group has created a detailed formal plan and raised a valid expectation, among those parties directly affected, that the plan will be carried out, either by having begun implementation or by publicly announcing the plan’s main features. Future operating costs or losses are not provided for.
Critical areas of judgement and the use of estimates involving provisions are included in section 2.3 of the accounting policies.

2.2.12 Pension plans and other post-retirement benefits

(i) Post-employment benefits – pensions

Defined-benefit and defined-contribution plans have been established for eligible employees of the group, with the assets held in separate trustee-administered funds.

The present value of the defined benefit obligation and related current service cost are calculated annually by independent actuaries using the projected unit method.

The group’s policy is to recognise actuarial gains and losses, which can arise from differences between expected and actual outcomes or changes in actuarial assumptions, in the consolidated statement of recognised income and expense. Any increase in the present value of plan liabilities expected to arise due to current service costs is charged to operating profit. The expected return on plan assets and the expected increase during the period in the present value of plan liabilities are included in investment income and interest expense.

Gains or losses on the curtailment or settlement of a defined benefit plan are recognised in the income statement when the group is demonstrably committed to the curtailment or settlement. Past service costs are recognised immediately to the extent that the benefits are already vested, and otherwise are amortised on a straight-line basis over the vesting period of those benefits.

The net liability recognised in the balance sheet represents the present value of the defined benefit obligation adjusted for unrecognised past service costs, reduced by the fair value of the plan assets. Where the calculation results in a benefit to the group, the recognised asset is limited to the net total of past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Contributions in respect of defined-contribution plans are recognised as an expense in profit or loss as incurred.

(ii) Post employment benefits – medical

The projected unit credit method is used in determining the present value of post employment medical benefits. The estimated cost of retiree health care and life insurance benefit plans is accrued during the participants’ actual service periods up to the dates they become eligible for full benefits. Experience adjustments and plan amendments in respect of existing employees are treated in a similar manner as described in the preceding paragraph, in the statement of recognised income and expenditure.

(iii) Workmen’s compensation insurance

Sappi Fine Paper North America has a combination of self-insured and insured workers’ compensation programs. The self-insurance claim liability for workers’ compensation is based on claims reported and actuarial estimates of adverse developments and claims incurred but not reported.

Critical areas of judgement and the use of estimates involving pension plans and other post-retirement benefits are included in section 2.3 of the accounting policies.

2.2.13 Plantations

Plantations are stated at fair value less estimated cost to sell at the harvesting stage. Fair value is determined using the present value of expected future cashflows for immature timber and the standing value method for mature timber. The age threshold used for quantifying immature timber is dependent on the rotation period of the specific timber genus which varies between eight to eighteen years. In the Southern African region softwood less than eight years and hardwood less than five years is classified as immature timber. All changes in fair value are recognised in the period in which they arise.

The fair value of immature timber calculation takes into account; unadjusted current market prices, estimated projected growth over the rotation period for the existing immature timber volumes in metric ton, cost of delivery and estimated maintenance costs up to the timber becoming mature. The standing value for mature timber is based on unadjusted current market prices in available markets and estimated timber volumes in metric tons less cost of delivery.

Cost of delivery includes all costs associated with getting the harvested agricultural produce to the market, being harvesting, loading, transport and allocated fixed overheads.

Trees are generally felled at the optimum age when ready for intended use. At the time the tree is felled it is taken out of plantations and accounted for under inventory and reported as depletion cost (fellings).

Depletion costs include the fair value of timber felled, which is determined on the average method, plus amounts written off against standing timber to cover loss or damage caused by fire, disease and stunted growth. These costs are accounted for on a cost per metric ton allocation method multiplied by unadjusted current market prices. Tons are calculated using the projected growth to rotation age and are extrapolated to current age on a straight-line basis.

Sappi directly manages plantations established on its own land that the company either owns or leases from a third party. Indirectly managed plantations represent plantations established on land held by independent commercial farmers where Sappi provides technical advice on the growing and tendering of trees. The associated costs for managing the plantations are recognised as silviculture costs in cost of sales (see note 4.1) .

Critical areas of judgement and the use of estimates involving plantations are included in section 2.3 of the accounting policies.

2.2.14 Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes the estimated cost of dismantling and removing the assets, where specifically required in terms of legislative requirements or a constructive obligation exists.

Owner-occupied investment properties and properties in the course of construction are carried at cost, less any impairment loss where the recoverable amount of the asset is estimated to be lower than its carrying value. Cost includes professional

Notes to the group annual financial statements // continued
for the year ended September 2008

2. Accounting policies (continued)

fees and, for qualifying assets, borrowing costs capitalised in accordance with the group’s accounting policy. Depreciation commences, on the same basis as other property assets, when the assets are ready for their intended use. The group currently does not hold any investment properties.

Subsequent expenditure is capitalised when it is measurable and will result in probable future economic benefits. Expenditure incurred to replace a component of an item of owner-occupied property or equipment is capitalised to the cost of the item of owner-occupied property and equipment and the part replaced is derecognised. All other expenditure is recognised in profit or loss as an expense when incurred.

Depreciation is charged to write off the depreciable amount of the assets, other than land, over their estimated useful lives to estimated residual values, using a method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the entity.

Critical areas of judgement and the use of estimates involving property, plant and equipment are included in section 2.3 of the accounting policies.

2.2.15 Segment reporting

The primary business segments are Sappi Fine Paper and Sappi Forest Products. On a secondary segment basis, significant geographic regions have been identified based on the location of the productive assets, being Asia, Southern Africa, Europe and North America.

Assets, liabilities, revenues or expenses that are not directly attributable to a particular segment are allocated between segments where there is a reasonable basis for doing so. The group accounts for inter segment revenues and transfers as if the transactions were with third parties at current market prices.

2.2.16 Share-based payments

(i) Equity-settled share-based payment transactions with employees

The services received in an equity-settled share-based payment transaction with employees are measured at the fair value of the equity instruments granted. The fair value of those equity instruments is measured at grant date.

If the equity instruments granted vest immediately and an employee is not required to complete a specified period of service before becoming unconditionally entitled to those instruments, the services received are recognised in profit or loss for the period in full on grant date with a corresponding increase in equity.

Where the equity instruments do not vest until the employee has completed a specified period of service, it is assumed that the services rendered by the employee, as consideration for those equity instruments, will be received in the future during the vesting period. These services are accounted for in profit or loss as they are rendered during the vesting period, with a corresponding increase in equity. Share-based payment expenses are adjusted for non-market-related performance conditions.

(ii) Measurement of fair value of equity instruments granted

The equity instruments granted by the group are measured at fair value at measurement date using modified binomial option pricing valuation models. The valuation technique is consistent with generally acceptable valuation methodologies for pricing financial instruments and incorporates all factors and assumptions that knowledgeable, willing market participants would consider in setting the price of the equity instruments.

2.2.17 Shareholders’ equity

(i) Share capital

Share capital issued by the company is recorded as the proceeds received, net of direct issue costs.

Ordinary and preference share capital is classified as equity, if the shares are non-redeemable by the shareholder and any dividends are discretionary.

Shares repurchased by the issuing company are cancelled.

(ii) Treasury shares

When share capital recognised as equity is repurchased by the company or other members of the group, the amount of the consideration paid, including directly attributable costs, is recognised as a change in equity.

Shares repurchased by group companies are classified as treasury shares and are held at cost. These shares are treated as a deduction from the issued and weighted average number of shares and the cost price of the shares is presented as a deduction from total equity.

(iii) Dividends

Dividends are recognised as distributions within equity in the period in which they are payable to shareholders. Dividends for the year that are declared after the balance sheet date are disclosed in the dividends note. Taxation costs incurred on dividends are recognised in the period in which the dividend is declared.

2.2.18 Taxation

Taxation on the profit or loss for the year comprises current and deferred taxation. Taxation is recognised in profit or loss except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

(i) Current taxation

Current taxation is the expected taxation payable on the taxable income, which is based on the results for the period after taking into account the necessary adjustments, for the year, using taxation rates enacted or substantively enacted at the balance sheet date, and any adjustment to taxation payable in respect of previous years.

Secondary Tax on Companies (STC) is a South African Income Tax, that arises from the distribution of dividends and is recognised at the same time as the liability to pay the related dividend.

(ii) Deferred taxation

Deferred taxation is provided using the balance sheet liability method, based on temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities for financial reporting purposes and their taxation base. The amount of deferred taxation provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities using taxation rates enacted or substantively enacted at the balance sheet date. Deferred taxation is charged to profit or loss for the period, except to the extent that it relates to a transaction that is recognised directly in equity, or a business combination that is an acquisition. The effect on deferred taxation of any changes in taxation rates is recognised in profit or loss, except to the extent that it relates to items previously charged or credited directly to equity.

A deferred taxation asset is recognised to the extent that it is probable that future taxable income will be available against which the unutilised taxation losses and deductible temporary differences can be used. The carrying amount of deferred tax assets is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Critical areas of judgement and the use of estimates involving taxation are included in section 2.3 of the accounting policies.

2.2.19 Borrowing costs

Borrowing costs directly attributable to the acquisition, construction and production of qualifying assets are capitalised as part of the costs of those assets.

Capitalisation of borrowing costs continues up to the date when the assets are substantially ready for their use or sale.

Borrowing costs capitalised are calculated at the group’s average funding cost, except to the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset. Where this occurs, actual borrowing costs incurred less any investment income on the temporary investment of those borrowings are capitalised.

2.2.20 Cost of sales

When inventories are sold, the carrying amount is recognised as part of cost of sales. Any write down of inventories to net realisable value and all losses of inventories or reversals of previous write downs or losses are recognised in cost of sales in the period the write down, loss or reversal occurs.

2.2.21 Revenue

Revenue from the sale of goods (sales) is recognised when the significant risks and rewards of ownership have been transferred, when delivery has been made and title has passed, when the amount of the revenue and the related costs can be reliably measured and when it is probable that the debtor will pay for the goods. For the majority of local and regional sales, transfer occurs at the point of offloading the shipment into the customer warehouse, whereas for the majority of export sales transfer occurs when the goods have been loaded into the relevant carrier, unless the contract of sale specifies different terms.

Revenue is measured at the fair value of the amount received or receivable. Trade and settlement discounts, rebates and customer returns given are included in sales.

Shipping and handling costs, such as freight to our customers’ destination are included in cost of sales. These costs, when included in the sales price charged for our products are recognised in net sales.

2.2.22 Emission trading

The group accounts for grants allocated by governments for emission rights as an intangible asset with an equal liability at the time of the grant. The asset and liability are recognised at a nominal amount when the grants are issued.

Notes to the group annual financial statements // continued
for the year ended September 2008

2. Accounting policies (continued)

The group does not recognise a liability for emissions to the extent that it has sufficient allowances to satisfy emission liabilities incurred. Where there is a shortfall of allowances that the group would have to deliver for emissions, a liability is recognised at the current market value of the shortfall.

Where the group has allowances that exceed actual emissions and the excess allowances are sold to parties outside the group, a gain is recognised in profit or loss for the period.

2.2.23 Black Economic employment (BEE) deal

The group has entered into a transaction that introduces empowered black ownership to the group’s land portfolio in South Africa. This empowerment transaction has resulted in our empowerment partner obtaining an undivided 25% interest of this land portfolio via a swap arrangement for the continued right of use of the land. This transaction was based on the current fair value of the 25% undivided interest in the share of the land.

In terms of the agreement, both Sappi and the empowerment partner have issued preference shares, for the purchase of undivided share of land and the continued right of use of the land respectively, the terms of which require payment of dividends on an annual basis. Sappi’s liability for dividends will vary in relation to the value of 25% of the undivided share of the land not paid for by redemption of the preference shares issued to the empowerment partner.

The group has recognised a financial derivative liability in terms of IAS 39: Financial Instruments Recognition and Measurement. The liability is initially recognised at fair value. Subsequently the liability will continue to be measured at fair value with changes in fair value recognised in profit or loss in each financial reporting period.

2.3 Critical accounting policies and estimates

Our group financial statements have been prepared in accordance with IFRS as issued by the IASB. The preparation of financial statements requires management to make estimates and assumptions about future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities.

Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases, actuarial techniques. The group constantly re-evaluates these significant factors and makes adjustments where facts and circumstances dictate. The group believes that the following accounting policies are critical due to the degree of estimation required and/or the potential material impact they may have on the group’s financial position and performance.

Asset impairments

The group periodically evaluates its long-lived assets for impairment, including identifiable intangibles and goodwill, whenever events, such as losses being incurred, or changes in circumstances, such as changes in the pulp and paper market, indicate that the carrying amount of the asset may not be recoverable. Our judgements regarding the existence of impairment indicators are based on market conditions and operational performance of the business. Future events could cause management to conclude that impairment indicators exist.

In order to assess if there is any impairment, we estimate the future cash flows expected to result from the use of the asset(s) and its eventual disposition. Considerable management judgement is necessary to estimate discounted future cash flows, including appropriate bases for making judgements and estimates as to future product pricing in the appropriate markets, raw material and energy costs, volumes of product sold, changes in the planned use of machinery or equipment or closing of facilities. The calculation of appropriate pre-tax discount rates (weighted average cost of capital) is another sensitive input to the valuation. While every effort is made to make use of independent information and apply consistent methodology, actual circumstances or outcomes could vary significantly from such estimates, including as a result of changes in the economic and business environment. These variances could result in changes in useful lives or impairment. These changes can have either a positive or negative impact on our estimates of impairment and can result in additional charges.

Goodwill impairment testing is conducted at reporting unit levels of our business and is based on a cash flow based valuation model to determine the fair value of the cash generating unit. The assumptions used in estimating future cash flows were based upon our business forecasts and incorporated external information from industry sources, where applicable. Actual outcomes could vary significantly from our business forecasts. Changes in certain of these estimates could have a material effect on the estimated fair value of the reporting unit. In addition to the judgments described in the preceding paragraph that are necessary in estimating future cash flows, significant judgments in estimating discounted cash flows also include the selection of the pre-tax discount rate (weighted average cost of capital) and the terminal value (net present value at end of period where there is a willing buyer and seller) multiple used in our valuation model. The discount rate used in our valuation model considers a debt and equity mix, a market risk premium, and other factors consistent with valuation methodologies. The terminal value multiple used in our valuation model considered the valuations for comparable companies.

Small changes to the valuation model would not significantly impact the results of our valuation; however, if future cash flows were materially different than our forecasts, then the assessment of the potential impairment of the carrying value may be impacted.

Property, plant and equipment

Where significant parts of an item of property, plant and equipment have different useful lives to the item itself, these parts are depreciated over their estimated useful lives. The methods of depreciation, useful lives and residual values are reviewed annually. Depreciation rates for similar items of plant or equipment could vary significantly based on the location and use of the asset.

Determining the depreciable amount for an item of plant and equipment, the residual amount of the item of plant and equipment is taken into consideration. The residual value for the majority of items of plant and equipment has been deemed to be zero by management due to the underlying nature of the equipment.

The following methods and rates were used during the year to depreciate property, plant and equipment to estimated residual values:

For material items of property, plant and equipment an internal engineer is used to assist in determining the remaining useful lives and residual values. Management believes that the assigned values and useful lives, including the underlying assumptions have been adequately considered and consistently applied. Different assumptions and assigned useful lives could have an impact on the reported amounts.

Taxation

The group estimates its income taxes in each of the jurisdictions in which it operates. This process involves estimating its current tax liability together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet.

The group then assesses the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent recovery is not likely, a deferred tax asset is not recognised. In recognising deferred tax assets the group considers profit forecasts including the effect of exchange rate fluctuations on sales and external market conditions. Where it is probable that a position may be successfully challenged by revenue authorities, a tax provision is raised for the tax on the probable adjustment. Management’s judgement is required in determining the provision for income taxes, deferred tax assets and liabilities. Deferred tax assets have been recognised where management believes there are sufficient taxable temporary differences or convincing other evidence that sufficient taxable profits will be available in future to realise deferred tax assets. Although the deferred tax assets which have been recognised are considered realisable, actual amounts could be reduced if future taxable income is not achieved. This can materially affect our reported net income and financial position.

Land	No depreciation
Hedge accounting for financial instruments

The financial instruments that are used in hedging transactions are assessed both at inception and quarterly thereafter to ensure they are effective in offsetting changes in either the fair value or cash flows of the related underlying exposures. Hedge accounting is mainly used for debt instruments to hedge interest rate and foreign currency risk exposures and for firm commitments to hedge foreign currency risk exposures. We do not currently use hedge accounting for trading transactions.

External market data is applied in measuring the hedge effectiveness of financial instruments. Hedge ineffectiveness is recognised immediately against income.

Buildings	straight line 40 years
Plant	straight line 5 to 20 years
Vehicles	straight line 5 to 10 years
Furniture and equipment	straight line 3 to 6 years
Assets held under finance leases are depreciated over their expected useful lives or the term of the relevant lease, where shorter. The useful lives and residual values of property, plant and equipment are reviewed on an annual basis and are revised when the current estimate is different from the existing estimate.

Notes to the group annual financial statements // continued
for the year ended September 2008

2. Accounting policies (continued)

Refer to note 30.6 of the Group Annual financial Statements contained elsewhere in this Annual Report for details of the fair value hedging relationships as well as the impact of the hedge on the pre-tax profit or loss for the period.

Plantations

The fair value of immature timber is the present value of the expected future cashflows taking into account. unadjusted current market prices in available markets, estimated projected growth over the rotation period for the existing immature timber volumes in metric ton, cost of delivery and estimated maintenance costs up to the timber becoming usable. The discount rate used is the applicable pre-tax weighted average cost of capital of the business unit. Determining the appropriate discount rate requires significant assumption and judgement and changes in these assumptions could change the outcomes of the plantation valuations. The standing value of mature timber is based on unadjusted current market prices in available markets and estimated timber volumes in metric tons less cost of delivery at current market prices.

Management focuses their attention on good husbandry techniques which include ensuring that the rotation of plantations is met with adequate planting activities for future harvesting. The rotation periods vary from eight to eighteen years in Southern Africa.

Assumptions and estimates are used in the recording of plantation volumes, maintenance cost per metric ton, and depletion. Changes in the assumptions or estimates used in these calculations may affect the group’s results, in particular, our plantation valuation and depletion costs.

A key assumption and estimation is the projected growth estimation over a period of eight to eighteen years per rotation. The inputs to our immature timber growth model are complex and involve estimations and judgements, all of which are regularly updated. Sappi established a long term sample plot network which is representative of the species and sites on which we grow trees and the measured data from these permanent sample plots are used as input into our growth estimation. Periodic adjustments are made to existing models for new genetic material.

Sappi manages its plantations on a rotational basis and by implication, the respective increases by means of growth are,over the rotation period, negated by depletions for the group’s own production or sales. Estimated volume changes, on a rotational basis, amount to approximately five million tones per annum.

Ruling unadjusted current market prices applied at the reporting date, as well as the assumptions that are used in determining the extent of biological transformation (growth) can have a significant effect on the valuation of the plantations, and as a result, the amount recorded in the income statement arising from fair vlaue changes and growth.  In addition, the discount rate applied in the valuation of immature has an impact as tabled below.

US$ million	2008	2007	2006

Fair value changes
1% increase in market prices	17	17	14
1% decrease in market prices	(17)	(17)	(14)
Discount rate
(for immature timber)
1% increase in rate	(4)	(4)	(3)
1% decrease in rate	4	4	4
Volume assumption
1% increase in estimate of volume	6	6	5
1% decrease in estimate of volume	(6)	(6)	(5)
Growth assumptions
1% increase in rate of growth	1	2	1
1% decrease in rate of growth	(1)	(2)	(1)

The group is exposed to financial risks arising from climatic changes, disease and other natural risks such as fire, flooding and storms and human-induced losses arising from strikes, civil commotion and malicious damage. These risks are covered by an appropriate level of insurance as determined by management. The plantations have an integrated management system that is certified to ISO 9001, ISO 14001, OHSAS 18001 and FSC standards.

For further information see note 10 of our group annual financial statements.

Post-employment benefits

The group accounts for its pension benefits and its other post retirement benefits using actuarial models. These models use an attribution approach that generally spreads individual events over the service lives of the employees in the plan. Examples of "events" are changes in actuarial assumptions such as discount rate, expected long-term rate of return on plan assets, and rate of compensation increases.

The principle underlying the required attribution approach is that employees render service over their service lives on a relatively consistent basis and, therefore, the income statement effects of pension benefits or post retirement healthcare benefits are earned in, and should be expensed in the same pattern.

Numerous estimates and assumptions are required, in the actuarial models, to determine the proper amount of pension and other post retirement liabilities to record in the group’s consolidated financial statements and set the expense for the next fiscal year. These include discount rate, return on assets, salary increases, health care cost trends, longevity and service lives of employees. Although there is authoritative guidance on how to select these assumptions, our management and its actuaries exercise some degree of judgement when selecting these assumptions. Selecting different assumptions, as well as actual versus expected results, would change the net periodic benefit cost and funded status of the benefit plans recognised in the financial statements.

Refer to notes 27 and 28 for the key assumptions, the benefit obligations, plan assets, net periodic pension cost and the impact on the future financial results of the group in relation to post employment benefits that may arise due changes in economic conditions, employee demographics and investment performance as at the end of September 2008 and September 2007.

Provisions

Provisions are recognised when a reliable estimate can be made of the amount that the group would rationally pay to settle the liability. Risks, uncertainties and future events, such as changes in law and technology, are taken into account by management in determining the best estimates.

The establishment and review of the provisions requires significant judgement by management as to whether or not there is a probable obligation and as to whether or not a reliable estimate can be made of the amount of the obligation. All provisions are reviewed at each balance sheet date. Various uncertainties can result in obligations not being considered probable or estimable for significant periods of time. As a consequence, potentially material obligations may have no provisions and a change in facts or circumstances that results in an obligation becoming probable or estimable can lead to a need for the establishment of material provisions. In addition, where estimated amounts vary from initial estimates the provisions may be revised materially, up or down, based on the facts.

2.4 Adoption of accounting standards in the current year

The following standards, interpretations and significant amendments or revisions to standards have been adopted by the group in the current year:

IFRS 7 – Financial Instruments: Disclosures

The group has adopted IFRS 7 Financial Instruments: Disclosures. This has resulted in the financial instrument disclosures previously required by IAS 32 Financial Instruments: Presentation and Disclosure being replaced by those required under IFRS 7.

Adoption of this standard had no impact on the reported profits or financial position of the group.

IFRIC 10 – Interim financial reporting

The interpretation addresses an apparent conflict between the requirements of IAS 34 – interim financial reporting and those in other standards on the recognition and reversal in financial statements of impairment losses on goodwill and certain financial assets. The interpretation concludes that an entity shall not reverse an impairment loss recognised in a previous interim period in respect of goodwill, or an investment in either an equity instrument or a financial asset carried at cost.

The implementation of this interpretation did not have a material impact on the group’s reported results or financial position.

IFRIC 11 – Group and treasury share transactions

This interpretation addresses two issues. The first is whether the transactions should be accounted for as equity-settled or as cash-settled share-based payment arrangements, and the second where a share-based payment transaction involves two or more entities within the same group.

The implementation of this interpretation did not have a material impact on the group’s reported results or financial position.

IAS 1 – Amendment to International Accounting Standard 1 – Presentation of financial statements: capital disclosures

The amendment requires the group to disclose information that will enable users of its financial statements to evaluate the group’s objectives, policies and processes of managing capital.

Adoption of this standard had no impact on the reported profits or financial position of the group.

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

2. Accounting policies (continued)

Amendment to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures –Reclassification of Financial Instruments

This amendment permits an entity to reclassify some financial instruments out of the fair value through profit or loss category in particular circumstances. The amendment also permits an entity to transfer from the available-for-sale category to the loans and receivables category a financial asset that would have met the definition of loans and receivables, if the entity has the intention and ability to hold that financial asset for the foreseeable future.

The implementation of this amendment did not have a material impact on the group’s reported results or financial position.

2.5 Potential impact of future changes in accounting policies

The following standards, interpretations and significant amendments or revisions to standards which have been issued but which are not yet effective and which are applicable to Sappi, have not been applied in these financial statements:

Revised IAS 1 – Presentation of financial statements

The main changes from the previous standard require that an entity must present:

•   all non-owner changes in equity (that is, ’comprehensive income’) – either in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income);

•   a statement of financial position (balance sheet) as at the beginning of the earliest comparative period in a complete set of financial statements when the entity applies an accounting policy; retrospectively or makes a retrospective restatement;

•   income tax relating to each component of other comprehensive income; and

•   reclassification adjustments relating to components of other comprehensive income

This revised standard is effective for our September 2010 year end.

IFRS 8 – Operating segments

This standard introduces the concept of an operating segment; it expands the identification criteria for segments of an entity and the measurement of segment results. This statement will allow an entity to align its operating segment reporting with the internal identification and reporting structure.

The standard first becomes applicable to the group for the financial year ending September 2010, and we are currently assessing the impact of this on the group.

IFRIC 12 – Service concession arrangements

The interpretation serves to clarify the treatment of arrangements whereby a government or other body grants contracts for the supply of public services – such as roads, energy distribution, prisons or hospitals – to private operators. The objective of this IFRIC is to clarify aspects of accounting for service concession arrangements.

The interpretation first becomes applicable to the group for the financial year ending September 2009, and we are currently assessing the impact of this on the group.

IFRIC 13 – Customer loyalty programmes

This interpretation addresses accounting by entities that grant loyalty awards to customers who buy other goods or services. The interpretation deals with the accounting treatment of the obligations to provide free or discounted goods or services granted under such a programme.

The interpretation first becomes applicable to the group for the financial year ending September 2009, and we are currently assessing the impact of this on the group.

IFRIC 15 – Agreements for the Construction of Real Estate

The Interpretation provides guidance on when and how to apply IAS 11 Construction Contracts and IAS 18 Revenue to real estate construction agreements before construction is complete.

The interpretation first becomes applicable to the group for the financial year ending September 2010, and we are currently assessing the impact of this on the group.

IFRIC 16 – Hedges of a Net Investment in a Foreign Operation

The Interpretation clarifies the accounting for net investment hedges and it provides guidance on the following issues:

●    which foreign currency risks qualify for hedge accounting, and what amount can be designated;

•    where within the group the hedging instrument can be held; and
•    what amount should be reclassified to profit or loss when the foreign operation is disposed of.

The interpretation first becomes applicable to the group for the financial year ending September 2009, and we are currently assessing the impact of this on the group.

Revision to IFRS 3: Business Combinations

The standard introduces a comprehensive revision of some of the aspects of business combination accounting by restricting options or allowable methods. The revised standard aims to achieve greater consistency in business combination accounting among entities applying IFRS.

The revised standard will only be applicable to the group for the financial year ending September 2010, and we are currently assessing the impact of this on the group.

Amendments to IAS 27 Consolidated and Separate Financial Statements, IAS 28 Investments in Associates and IAS 31 Investments in joint ventures

As part of the IASB’s revision to IFRS 3 Business Combinations, IAS 27, IAS 28 and IAS 31 were also amended.

The amendments first become applicable to the group for the financial year ending September 2010, and we are currently assessing the impact of these on the group.

Amendment to IFRS 2 Vesting conditions and cancellations

The amendment clarifies the definition of vesting conditions and provides guidance on the accounting treatment of cancellations by other parties.

The amendment will only be applicable to the group for the financial year ending September 2010, and we are currently assessing the impact of this on the group.

Amendment to IAS 39 Financial Instruments: Recognition and Measurement on eligible hedged items

The amendment clarifies that:

●    inflation can only be designated as a hedged risk or portion, if it is a contractually-specified portion of the cash flows of a recognised financial instrument;

●    the time value of a purchased option used as a hedging instrument is not a risk or a portion of a risk present in a hedged item, and would cause ineffectiveness if the entire option is designated as a hedging instrument; and

•  a risk-free or benchmark interest rate portion of the fair value of a fixed rate financial instrument will normally be separately identifiable and reliably measurable, and hence may be hedged.

The amendment first becomes applicable to the group for the financial year ending September 2010, and we are currently assessing the impact of this on the group.

Various improvements to IFRSs

A number of standards have been amended as part of the IASB’s improvement project. We are assessing the impact of these amendments on the group.

Notes to the group annual financial statements // continued
for the year ended September 2008

3.     Segment information

For management purposes, the group has two reporting segments which operate as separate business units: Sappi Fine Paper and Sappi Forest Products. These divisions are the basis on which the group reports its primary segment information. Sappi Fine Paper produces coated and uncoated fine paper and speciality paper grades. Sappi Forest Products produces commodity paper products, pulp, forest and timber products. The secondary segments have been determined by the geographical location of the production facilities: North America, Europe and Southern Africa.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (refer note 2.2) .

The group accounts for intragroup sales and transfers as if the sales or transfers were to third parties, that is, at current market prices. All such sales and transfers are eliminated on consolidation.

	Sappi Fine Paper			Sappi Forest Products
US$ million	2008	2007	2006	2008	2007	2006

External sales(1)	4,764	4,256	3,958	1,099	1,048	983
Inter-segment sales	677	602	504	657	658	517
Total sales	5,441	4,858	4,462	1,756	1,706	1,500
Segment result(2)	34	119	(49)	273	264	175
Share of profit (loss) of
equity investments	2	3	1	5	3	(1)
Depreciation	300	298	321	73	75	68
Amortisation and fellings	–	1	2	80	70	74
Asset impairments	82	2	6	37	–	3
Asset impairment reversals	–	–	–	–	–	(40)
Other non-cash expenses (including fair value adjustment on plantations)	151	(11)	62	(150)	(117)	(131)
Capital expenditures	216	158	203	290	299	99
Total assets(6)	3,724	3,931	3,810	2,049	2,096	1,419
Operating assets(3)(6)	3,678	3,836	3,726	1,972	1,984	1,407
Operating liabilities(4)	706	682	639	241	251	178
Net operating assets(5)(6)	2,955	3,121	3,049	1,721	1,654	1,188
Property, plant and equipment	2,353	2,503	2,478	1,008	988	669

	Sappi Fine Paper
	North America			Europe			Southern Africa

US$ million	2008	2007	2006	2008	2007	2006	2008	2007	2006

Sales(1)	1,664	1,511	1,439	2,720	2,387	2,194	380	358	325
Segment result(2)	92	22	(16)	(64)	88	(27)	6	9	(6)
Capital expenditures	125	44	48	82	102	136	9	12	19
Operating assets(3)	1,285	1,263	1,334	2,226	2,371	2,196	167	202	196
Net operating assets(5)	1,087	1,031	1,108	1,758	1,941	1,796	110	149	145
Property, plant
and equipment	879	864	926	1,363	1,502	1,428	111	137	124

Corporate and eliminations			Group
2008	2007	2006	2008	2007	2006
–	–	–	5,863	5,304	4,941
(1,334)	(1,260)	(1,021)	–	–	–
(1,334)	(1,260)	(1,021)	5,863	5,304	4,941
7	–	(1)	314	383	125

10	4	(1)	17	10	(1)
1	1	1	374	374	390
–	–	–	80	71	76
–	–	–	119	2	9
–	–	–	–	–	(40)

(58)	(14)	(58)	(57)	(142)	(127)
1	1	1	507	458	303
336	317	288	6,109	6,344	5,517
144	99	86	5,794	5,919	5,219
78	66	45	1,025	999	862
39	21	19	4,715	4,796	4,256
–	–	2	3,361	3,491	3,149

Sappi Forest Products
Southern Africa			Corporate and other			Group
2008	2007	2006	2008	2007	2006	2008	2007	2006
1,099	1,048	983	–	–	–	5,863	5,304	4,941
273	264	175	7	–	(1)	314	383	125
290	299	99	1	1	1	507	458	303
1,972	1,984	1,407	144	99	86	5,794	5,919	5,219
1,721	1,654	1,188	39	21	19	4,715	4,796	4,256

1,008	988	669	–	–	2	3,361	3,491	3,149

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

3.      Segment information (continued)

Sales by geographical location of customers
US$ million	2008	2007	2006

North America	1,716	1,559	1,502
Europe	2,319	2,078	1,972
Southern Africa	883	789	750
Asia and other	945	878	717
	5,863	5,304	4,941

(1)	Sales where the product is manufactured
(2)	Segment result is operating profit (loss)
(3)	Operating assets consist of property, plant and equipment, plantations, non-current assets (excluding deferred taxation) and current assets (excluding cash)
(4)	Operating liabilities consist of trade payables, other payables, provisions and derivative financial instruments
(5)	Net operating assets consist of operating assets less operating liabilities, adjusted for taxation payable and dividends payable
(6)	Corporate region includes the group’s treasury operations and the investment in the Chinese joint venture

		2008		2007		2006
			Selling,		Selling,		Selling,
			general and		general and		general and
			admini-		admini-		admini-
		Cost of	strative	Cost of	strative	Cost of	strative
	US$ million	sales	expenses	sales	expenses	sales	expenses
4.1	Operating profit
	Operating profit has been arrived
	at after charging (crediting):
	Raw materials, energy and other
	direct input costs*	3,073	–	2,685	–	2,516	–
	Wood (includes felling adjustment)(1)	722	–	635	–	631	–
	Energy	558	–	438	–	433	–
	Chemicals	898	–	676	–	658	–
	Pulp	791	–	623	–	563	–
	Other variable costs	104	–	313	–	231	–
	Fair value adjustment on plantations(1)
	Growth	(70)	–	(76)	–	(70)	–
	Price	(120)	–	(54)	–	(34)	–
	Employment costs	864	153	809	116	769	109
	Depreciation	350	24	350	24	362	28
	Delivery charges	509	–	453	–	441	–
	Maintenance	252	–	235	–	226	–
	Other overheads*	158	–	189	–	209	–
	Marketing and selling expenses	–	105	–	91	–	86
	Administrative and general expenses	–	103	–	131	–	144
		5,016	385	4,591	362	4,419	367

(1)	Fair value adjustment on plantations.
*	Costs included in Raw materials in 2007 have been reallocated to Other overheads of US$58 million (2006: US$31 million).

Notes to the group annual financial statements // continued
for the year ended September 2008

US$ million		2008	2007	2006
4.1	Operating profit (continued)
	Changes in volumes
	Fellings	80	70	74
	Growth	(70)	(76)	(70)
		10	(6)	4
	Plantation price fair value adjustment	(120)	(54)	(34)
		(110)	(60)	(30)
	Silviculture costs (included within cost of sales)	50	41	43
	Leasing charges for premises	16	16	15
	Leasing charges for plant and equipment	32	43	44
	Remuneration paid other than to employees of the company
	in respect of:	33	31	44
	– technical services	15	15	10
	– administration services	18	16	34
	Auditors’ remuneration:	10	7	9
	– audit and related services	6	5	7
	– tax planning and tax advice	1	2	2
	– Acquisition related services**	3	–	–
	Government grants towards environmental expenditure	(1)	–	(1)
	Research and development costs	34	34	34
	Amortisation	–	1	2
	Cost on derecognition of loans and receivables*	22	15	12
4.2	Employment cost
	Wages and salaries	921	816	813
	Defined contribution plan expense (refer note 27)	23	18	10
	Pension costs (refer note 27)	9	20	(1)
	Post employment benefit other than pensions expense (refer note 28)	14	13	12
	Share-based payment expense	10	5	6
	Other	40	53	38
		1,017	925	878
4.3	Other operating expenses (income)
	Net asset impairment (reversal)	119	2	(31)
	(Profit) loss on sale and write-off of property, plant and equipment	(5)	(24)	13
	Restructuring provisions raised (released) and closure costs (refer note 22)	41	(11)	44

*	The cost on sale of trade receivables relates to the derecognition of trade receivables in terms of the securitisation programme in South Africa and to the sale of letters of credit in Hong Kong.
**	These costs are included in other non-current assets in note 14.

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

US$ million		2008	2007	2006
5.	Net finance costs
	Gross interest and other finance costs on liabilities
	carried at amortised cost	181	173	162
	– Interest on bank overdrafts	4	8	11
	– Interest on redeemable bonds and other loans	174	161	143
	– Interest cost on finance lease obligations	3	4	8
	Finance revenue received on assets carried at amortised cost	(38)	(21)	(26)
	– Interest on bank accounts	(22)	(3)	(8)
	– Interest revenue on other loans and investments	(16)	(18)	(18)
	Interest capitalised to property, plant and equipment	(16)	(14)	(2)
	Net foreign exchange gains	(8)	(13)	(7)
	Net fair value loss on financial instruments	7	9	3
	– Loss on intercompany non hedged loans	2	7	4
	– Amortisation of cost of de-designated hedges	5	2	2
	– Hedge ineffectiveness
	– (gain) loss on hedging instrument (derivative)	(30)	(14)	14
	– loss (gain) on hedged item	30	14	(17)
		126	134	130

6.	Taxation charge (benefit)
	Current taxation:
	– Current year	23	44	8
	– Prior year over provision*	(19)	(7)	(3)
	– Other company taxes	2	1	–
	Deferred taxation: (refer note 11)
	– Current year**	89	36	(6)
	– Prior year (over) under provision	–	(8)	1
	– Attributable to tax rate changes	(9)	(19)	(1)
		86	47	(1)
*	Primarily relates to the expiration of statute of limitations
	in various jurisdictions
**	Includes Secondary Tax on Companies (STC)(1)	7	8	9
	Due to the utilisation of previously unrecognised tax assets, the deferred taxation expense for the year has been reduced by	19	11	24

In addition to income taxation expense charges to profit and loss, a deferred taxation charge of US$1 million (2007: US$18 million; 2006: US$13 million) has been recognised directly in equity (refer note 11).

Notes to the group annual financial statements // continued
for the year ended September 2008

US$ million		2008	2007	2006
6.	Taxation charge (benefit)
	Reconciliation of the tax rate
	Profit (loss) before taxation	188	249	(5)
	Profit-making regions	560	424	268
	Loss-making regions	(372)	(175)	(273)
	Taxation at the average statutory tax rate	72	68	(13)
	Profit-making regions at 30% (2007: 28%; 2006: 28%)	167	119	75
	Loss-making regions at 26% (2007: 29%; 2006: 32%)	(95)	(51)	(88)
	Net exempt income and non-tax deductible expenditure	(51)	(34)	(24)
	Effect of tax rate changes	(9)	(19)	(1)
	Deferred tax asset not recognised	103	49	54
	Utilisation of previously unrecognised tax assets	(19)	(11)	(24)
	Secondary Tax on Companies (STC)	7	8	9
	Prior year adjustments	(19)	(15)	(2)
	Other taxes	2	1	–
	Taxation charge (benefit)	86	47	(1)
	Effective tax rate for the year	46%	19%	15%

Our effective tax rate reflects the benefits from reduced tax rates in South Africa (2008: US$9 million; 2007: nil; 2006: nil), Germany (2008: nil; 2007: US$19 million; 2006: nil) and the Netherlands (2008: nil; 2007: US$2 million; 2006: US$1 million). The corporate tax rate in South Africa was reduced from 29% in 2007 to 28% in 2008. The corporate tax rate in Germany was reduced from 38% in 2006 to 30% in 2007. In the Netherlands the corporate tax rate was reduced from 31.5% in 2005 to 29.6% in 2006 and 25.5% in 2007. In addition a taxation charge of US$2 million was recognised in 2007 as a result of the substantively enacted STC rate adjustment from 12.5% to 10% (effective date: 01 October 2007). The deferred tax asset not recognised in the current year is primarily relating to the restructuring and impairment charges recognised in Europe for which no relief is expected.

On 06 November 2008, the directors declared a dividend (number 85) of 16 US cents per share (US$37 million) to be paid to shareholders on 02 December 2008 (refer note 8). The estimated STC on this dividend at a rate of 10% is US$4 million which will fully utilise our STC credits of US$2 million (refer note 11).

(1)	The imposition of Secondary Tax on Companies (STC) effectively means that a dual corporate taxation system exists in South Africa comprising a normal income taxation and STC. Liability for STC is determined independently from normal income taxation and is paid by South African companies at the flat rate of 10% in respect of the amount of dividends declared less all dividends which accrued to them (but subject to certain exclusions) during its relevant ’dividend cycle’. ’Dividend cycle’ means the period commencing on the day following the date of accrual to a company’s shareholders of the last dividend declared by that company and ending on the date on which the dividend in question accrues to the shareholder concerned. An excess of dividends accruing to a company over dividends paid may be carried forward to subsequent dividend cycles as an STC credit.

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

7.	Earnings per share and headline earnings per share

Basic earnings per share (EPS)

EPS is based on the group’s profit (loss) for the year divided by the weighted average number of shares in issue during the year under review.

	2008			2007			2006
			Earnings			Earnings			Earnings
			per			per			per
	Profit		share	Profit		share	Loss		share
	US$	Shares	US	US$	Shares	US	US$	Shares	US
	million	millions	cents	million	millions	cents	million	millions	cents
Basic EPS calculation	102	228.8	45	202	227.8	89	(4)	226.2	(2)
Share options and
performance shares
under Sappi Limited
Share Trust	–	2.3	–	–	2.7	–	–	–	–
Diluted EPS calculation	102	231.1	44	202	230.5	88	(4)	226.2	(2)

The diluted EPS calculations are based on Sappi Limited’s daily average share price of ZAR94.08 (2007: ZAR114.42; 2006: ZAR82.90) and exclude the effect of certain share options granted under the Sappi share incentive scheme as they would be anti-dilutive.

The number of share options not included in the weighted average number of shares (as they would have been anti-dilutive) are 2.3 million (September 2007: 0.8 million; September 2006: 4.2 million).

Notes to the group annual financial statements // continued
for the year ended September 2008

7.	Earnings per share and headline earnings per share (continued)

Headline earnings per share*

Headline earnings per share is based on the group’s headline earnings divided by the weighted average number of shares in issue during the year. This is a JSE Limited required measure.

Reconciliation between net profit (loss) for the year and headline earnings:

	2008			2007			2006
	Gross	Tax	Net	Gross	Tax	Net	Gross	Tax	Net
Attributable earnings (loss) to ordinary shareholders	188	86	102	249	47	202	(5)	(1)	(4)
(Profit) loss on sale and write-off of property, plant and equipment	(5)	–	(5)	(24)	(6)	(18)	14	5	9
Impairment (reversals) of plant and equipment	119	–	119	2	–	2	(31)	–	(31)
Headline earnings (loss)	302	86	216	227	41	186	(22)	4	(26)
Weighted average number of ordinary shares in issue (millions)			228.8			227.8			226.2
Headline earnings (loss) per share (US cents)			94			82			(11)
Diluted weighted average number of shares (millions)			231.1			230.5			226.2
Diluted headline earnings (loss) per share (US cents)			93			81			(11)

*	Headline earnings – as defined in circular 8/2007 issued by the South African Institute of Chartered Accountants, separates from earnings all separately identifiable re-measurements. It is not necessarily a measure of sustainable earnings. It is a listing requirement of the JSE Limited to disclose headline earnings per share.

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

US$ million		2008	2007	2006
8.	Dividends
	Dividend number 84 paid on 08 January 2008: 32 US cents per share (2007: 30 US cents per share; 2006: 30 US cents per share), net of dividends attributable to treasury shares.	(73)	(68)	(68)
	On 06 November 2008, the directors declared a dividend (number 85) of 16 US cents per share (US$37 million) which was payable to shareholders on 02 December 2008. This dividend was declared after year end and was not included as a liability in these financial statements.
9.	Property, plant and equipment
	Land and buildings
	At cost	1,457	1,429
	Accumulated depreciation and impairments	845	810
		612	619
	Plant and equipment*
	At cost	7,056	6,928
	Accumulated depreciation and impairments	4,448	4,225
		2,608	2,703
	Capitalised leased assets**
	At cost	751	773
	Accumulated depreciation and impairments	610	604
		141	169
	Aggregate cost	9,264	9,130
	Aggregate accumulated depreciation and impairments	5,903	5,639
	Aggregate book value	3,361	3,491

*	Plant and equipment includes vehicles and furniture, the book value of which does not warrant disclosure in a separate class of assets.
**	Capitalised leased assets consist primarily of plant and equipment.

Notes to the group annual financial statements // continued
for the year ended September 2008

9.	Property, plant and equipment (continued)
The movement of property, plant and equipment is reconciled as follows:

US$ million	Land and Buildings	Plant and Equipment	Capitalised leased assets	Total
Net book value at September 2006	582	2,359	188	3,129
Additions(1)	19	437	2	458
Disposals	(3)	(2)	–	(5)
Depreciation	(33)	(312)	(29)	(374)
Impairment	–	(2)	–	(2)
Translation difference	54	223	8	285
Net book value at September 2007	619	2,703	169	3,491
Additions(1)	59	446	2	507
Disposals	–	(6)	–	(6)
Depreciation	(34)	(316)	(24)	(374)
Impairment	(13)	(106)	–	(119)
Translation difference	(19)	(113)	(6)	(138)
Net book value at September 2008	612	2,608	141	3,361

(1)	Additions include capitalised interest of US$16 million (2007: US$14 million) capitalised at 10% (2007: 9.5%).

Details of land and buildings are available at the registered offices of the respective companies who own the assets (refer note 24 for details of encumbrances).

September 2008

Usutu Mill
Usutu mill is an unbleached pulp mill and forms part of the Sappi Forest Products reporting segment. In August 2008, forest fires caused by severe weather conditions resulted in the loss of approximately 28% of the mill’s fibre supply, resulting in insufficient fibre for the mill to continue operating in the long term under its current regime. An impairment loss of US$37 million has been recognised as a result. The recoverable amount of the various assets has been determined on the basis of value in use. The value in use was established using a pre-tax real discount rate of 3.6% .

Blackburn and Maastricht mills
Maastricht and Blackburn mills form part of Sappi Fine Paper Europe. Maastricht mill produces coated fine and label paper while Blackburn produces coated fine and board paper. Due to the ongoing increases in input costs and the overcapacity in the European market, Blackburn mill and Maastricht Paper Machine No. 5 have been unable to produce acceptable returns on investment, despite significant efforts to curb costs and improve profitability. Production at Blackburn mill ceased on 17 October 2008. No alternative to the closure of the mill was found during the employee representative consultation process, which ended on 11 November 2008. In respect of Paper Machine No. 5 at Maastricht mill, consultations and social plan negotiations with works council and unions were concluded in early October 2008.

Production on Paper Machine No. 5 at Maastricht mill will cease around mid December 2008. A non-cash impairment charge of US$78 million has been recognised as a result of these closures. The recoverable amount of the assets at both sites has been determined on the basis of value in use. The value in use was calculated using a pre-tax real discount rate of 6.1% .

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

US$ million		2008	2007
10.	Plantations
	Fair value of plantations at beginning of year	636	520
	Gains arising from growth	70	76
	Fire, hazardous weather and other damages	(10)	(13)
	Gains arising from fair value price changes	120	54
	Harvesting – agriculture produce (fellings)	(80)	(70)
	Translation difference	(105)	69
	Fair value of plantations at end of year	631	636

Sappi manages the establishment, maintenance and harvesting of its plantations on a compartmentalised basis. These plantations are comprised of pulpwood and sawlogs and are managed in such a way so as to ensure that the optimum fibre balance is supplied to its paper and pulping operations in Southern Africa.

Sappi owns approximately 369,000 (2007: 369,000) hectares of plantation directly and indirectly manages a further 166,000 (2007: 184,000) hectares. 389,000 (2007: 409,000) hectares of this land is forested with approximately 35 million (2007: 37 million) standing tons of timber.

As Sappi manages its plantations on a rotational basis, the respective increases by means of growth are negated by depletions over the rotation period for the groups own production or sales. Estimated volume changes on a rotational basis, amount to approximately five million tons per annum.

Sappi owns plantations on land that we own, as well as on land that we lease. We disclose both of these as directly managed plantations.

With regard to indirectly managed plantations, Sappi has several different types of agreements with over 3,600 different independent farmers. The agreement depends on the type and specific needs of the farmer and the areas planted. These agreements range in time from one to more than twenty years. In certain circumstances we provide loans to the farmers, which are disclosed as accounts receivable in the group balance sheet (these loans are considered immaterial to the group). If Sappi provides seedlings, silviculture and/or technical assistance, the costs are expensed when incurred by the group.

Notes to the group annual financial statements // continued
for the year ended September 2008

		2008		2007
US$ million		Assets	Liabilities	Assets	Liabilities
11.	Deferred tax
	Other liabilities, accruals and prepayments	(106)	6	(100)	16
	Inventory	2	–	2	1
	USA alternative minimum taxation credit carry forward	11	–	11	–
	Unutilised Secondary Tax on Companies (STC) credits(1)	2	–	10	–
	Tax loss carry forward	389	27	379	19
	Property, plant and equipment	(163)	(254)	(168)	(234)
	Plantations	(11)	(162)	(12)	(165)
	Other non-current assets	35	–	37	–
	Other non-current liabilities	(118)	(16)	(99)	(22)
		41	(399)	60	(385)

(1)	Refer note 6 ’Taxation charge (benefit)’ for a description of STC credits.

Negative asset and liability positions

These balances reflect the impact of tax assets and liabilities arising in different tax jurisdictions, which cannot be netted against tax assets and liabilities arising in other tax jurisdictions.

Deferred tax assets recognised on the balance sheet

The recognised deferred tax assets relate mostly to unused tax losses. It is expected that there will be sufficient future taxable profits against which these losses can be recovered. In the estimation of future taxable profits, future product pricing and production capacity utilisation are taken into account.

Unrecognised deferred tax assets

Deferred tax assets are not recognised for carry-forward of unused tax losses when it cannot be demonstrated that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

US$ million		2008	2007
11.	Deferred tax (continued)

	The unrecognised deferred tax assets relate to the following:
	Other non-current liabilities	29	31
	Tax losses	538	475
	Property, plant and equipment	24	–
		591	506
	Attributable to the following tax jurisdictions:
	Belgium	6	2
	Netherlands	20	2
	United Kingdom	75	59
	United States of America	188	190
	Swaziland	27	19
	South Africa	2	2
	Austria	273	232
		591	506
	Expiry after five years	165	155
	Indefinite life	426	351
		591	506
	The following table shows the movement in the unrecognised deferred tax assets for the year
	Balance at beginning of year	506	465
	Unrecognised deferred tax assets originating during the current year	89	6
	Prior year adjustments	4	8
	Rate adjustments	–	(6)
	Movement in foreign exchange rates	(8)	33
	Balance at end of year	591	506

Notes to the group annual financial statements // continued
for the year ended September 2008

US$ million		2008	2007
11.	Deferred tax (continued)
	Reconciliation of deferred tax
	Deferred tax balances at beginning of year
	Deferred tax assets	60	74
	Deferred tax liabilities	(385)	(336)
		(325)	(262)
	Deferred taxation charge for the year (refer note 6)	(89)	(28)
	Other liabilities, accruals and prepayments	(11)	(37)
	Inventory	–	(4)
	Utilisation of Secondary Tax on Companies (STC) credits	(7)	(8)
	Tax loss carry forward	19	29
	Property, plant and equipment	(37)	15
	Plantations	(29)	(13)
	Other non-current assets	(2)	2
	Other non-current liabilities	(22)	(12)
	Amounts recorded directly against equity	(1)	(18)
	Rate adjustments	9	19
	Translation differences	48	(36)
	Deferred tax balances at end of year	(358)	(325)
	Deferred tax assets	41	60
	Deferred tax liabilities	(399)	(385)

	Secondary Tax on Companies (STC)
	STC is levied on South African companies at a rate of 10% with effect from 01 October 2007 (previously 12.5%) on net dividends declared.

	Current and deferred tax are measured at the tax rate applicable to undistributed income and therefore only take STC into account to the extent that dividends have been received or paid.

	On declaration of a dividend, the company includes the STC on this dividend in its computation of the income taxation expense in the period of such declaration.

	Undistributed earnings that would be subject to STC	895	868
	Tax effect if distributed	81	79
	Available STC credits at end of year	2	10

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

		2008				2007
		Licence				Licence
US$ million		Goodwill	Fees	Patents	Total	Goodwill	Fees	Patents	Total
12.	Goodwill and intangible assets
	Cost net of accumulated amortisation and impairment at beginning of year	4	3	–	7	4	3	1	8
	Amortisation	–	–	–	–	–	–	(1)	(1)
	Net carrying amount	4	3	–	7	4	3	–	7
	Cost (gross carrying amount)	4	3	21	28	4	3	21	28
	Accumulated amortisation and impairment	–	–	(21)	(21)	–	–	(21)	(21)
	Net carrying amount	4	3	–	7	4	3	–	7

		2008	2007
13.	Joint ventures and associates*
	Cost of equity investments	99	106
	Share of post-acquisition profit, net of distributions received	14	1
	Foreign currency translation effect	11	5
		124	112
	Summarised financial information in respect of the group’s equity investments
	is set out below:
	Total assets	659	641
	Total liabilities	338	376
	Net assets	321	265
	Group’s share of equity investments net assets	124	106

	2008	2007	2006
Sales	902	749	331
Profit (loss) for the period	46	20	(4)
Group’s share of equity investments’ profit (loss) for the period	17	10	(1)

Notes to the group annual financial statements // continued
for the year ended September 2008

13.	Joint ventures and associates* continued

Jiangxi Chenming
During 2005 Sappi acquired 34% of Jiangxi Chenming Paper Company Limited (Jiangxi Chenming) in a joint venture arrangement. Jiangxi Chenming is established in the People’s Republic of China and is principally engaged in the manufacturing and sales of paper and paper products. The annual financial statements of Jiangxi Chenming are to 31 December of each year. The last audited financials were to 31 December 2006.

Umkomaas Lignin (Pty) Ltd
A joint venture agreement between Sappi and Borregaard Industries Limited for the construction and operation of a lignin plant at Umkomaas and the development, production and sale of products based on lignosulphates in order to build a sustainable lignin business. The annual financial statements of Umkomaas Lignin (Pty) Ltd are to 31 December of each year which is the year end of Borregaard. The last audited financials were to 31 December 2007.

Sapin S.A.
A joint venture agreement located in Belgium for the buying and selling of wood and wood chips to Sappi and other paper manufacturers. The annual financial statements of Sapin S.A. are to 31 December of each year. The last audited financials were to 31 December 2007.

Papierholz Austria GmbH
A joint venture agreement for the buying and selling of wood and wood chips to Sappi and other paper and pulp manufacturers. The annual financial statements of Papierholz Austria GmbH are to 31 December of each year. The last audited financials were to 31 December 2007.

VOF Warmtekracht
A joint venture agreement located in the Netherlands between Sappi and Essent for a co-generation electricity and steam producing plant. The annual financial statements of VOF Warmtekracht are to 31 December of each year. The last audited financials were to 31 December 2007.

Timber IV
In 1998, our interests in timberlands located in Maine and certain equipment and machinery were sold to a third party timber company, Plum Creek Timberlands LLP, in exchange for cash of US$3 million and three promissory notes receivable in the aggregate amount of US$171 million. In 1999, Sappi contributed these promissory notes to a special purpose entity (SPE). The promissory notes were pledged as collateral for the SPE to issue bonds to investors in the amount of US$156 million. This has been partially repaid as described below. The SPE is bankruptcy remote and serves to protect the investors in the notes from any credit risk relating to Sappi Limited by isolating cash flows from the Plum Creek notes receivable. The structure was set up to raise funding using the promissory notes as collateral in a manner that would not result in either debt or the Plum Creek Timberlands LLP notes being reflected on balance sheet. This would not be the case if we monetised the promissory notes through an issuance of secured notes directly or by an entity that was required to be consolidated in our financial statements under the applicable accounting principles. In 2001, Sappi contributed its interest in the SPE to a limited liability company in exchange for 90% of the outstanding limited liability membership interest. All voting control of the limited liability company is controlled by an unrelated investor and therefore has not been consolidated by Sappi in its financial statements. The SPE is not consolidated in our financial statements because we have taken the position that it is controlled by an unrelated investor which has sufficient equity capital at risk. Sappi’s investment in the SPE is US$11 million as of September 2008 (2007: US$11 million).

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

13.	Joint ventures and associates* continued

The Limited Liability Company Agreement dated 04 May 2001 between Sappi and the unrelated investor was revised in 2007 as follows:

–	a waiver has been granted for any administrative breach in respect of past distributions to the extent that they may have violated return of capital restrictions; and
–	an allowance was made for the distribution to the members, prior to 04 May 2007 of amounts received by the Company in respect of the bond that was due in February 2007.

The SPE may not be liquidated prior to repayment of the bonds it issued. The first tranche of the bonds matured on 11 February, 2007. The SPE distributed to the limited liability company the net proceeds (US$6 million) for the first repayment receivable (US$71 million) and the bonds (US$65 million). The limited liability company distributed these proceeds to its members. The remaining bonds mature in 2 further tranches on 11 February, 2009, and 11 February, 2011. Sappi may not redeem its investment in the SPE (via its ownership interest in the limited liability company) prior to complete repayment of the bonds issued by the SPE and our investment has a subordinate interest to the payment of the outstanding bonds. We have not guaranteed the obligations of the SPE and the holders of the notes payable issued by the SPE have no recourse to us.

The annual financial statements of Timber IV are to 30 September of each year. The results are unaudited.

The directors believe that the book values of the joint ventures and associates equate to the market values.

*	Where the year ends of joint ventures and associates are different to Sappi’s, the management accounts are used for the periods to Sappi’s year end.

US$ million		2008	2007
14.	Other non-current assets
	Loans to the Sappi Limited Share Incentive Trust participants	6	8
	Financial assets*	22	25
	Post-employment benefits – pension asset (refer note 27)	117	118
	Acquisition costs**	10	–
	Other loans	13	14
		168	165

*	Details of investments are available at the registered offices of the respective companies.
**	Acquisition costs relate to the proposed acquisition of M-real’s coated graphic paper business (refer note 32). These costs have been capitalised as management deems it probable that the acquisition will be completed during fiscal 2009.

15.	Inventories
	Raw materials	163	145
	Work in progress	62	58
	Finished goods	324	328
	Consumable stores and spares	176	181
		725	712

The charge to the group income statement relating to the write down of inventories to net realisable value amounted to US$11 million (2007: US$12 million and 2006: US$19 million). An amount of US$1 million (September 2007: US$1 million and September 2006: US$1 million) in respect of the finished goods inventory write-down for the prior year was reversed in the current year due to changing market conditions.

The cost of inventories recognised as an expense and included in cost of sales amounted to US$4,552 million (September 2007: US$4,150 million and September 2006: US$3,984 million).

Notes to the group annual financial statements // continued
for the year ended September 2008

US$ million		2008	2007
16.	Trade and other receivables
	Trade accounts receivable, gross	579	566
	Provision for impairment	(5)	(13)
	Trade accounts receivable, net	574	553
	Prepayments and other receivables	124	100
		698	653

Management rate the quality of the trade and other receivables, which are neither past due nor impaired, periodically against its own internal credit rating parameters. The quality of these trade receivables at balance sheet date were rated at the top range of our parameters.

The carrying amount of US$698 million (2007: US$653 million) represents the group's maximum credit risk exposure.

	Prepayments and other receivables primarily represent prepaid insurance and other sundry receivables.

16.1	Reconciliation of the provision for impairment

	Opening balance	13	17
	Impairment provision created	3	–
	Impairment provision reversed	(9)	–
	Bad debts written off	(2)	(4)
	Closing balance	5	13

An allowance has been made for estimated irrecoverable amounts from the sale of goods of US$5 million (2007: US$13 million).
This allowance has been determined by reference to past default experience.

16.2	Analysis of amounts past due
September 2008
The following provides an analysis of the amounts that are past the due contractual maturity dates:

	Not impaired	Impaired	Total
Less than 7 days overdue	15	–	15
Between 7 and 30 days overdue	18	–	18
Between 30 and 60 days overdue	6	–	6
More than 60 days overdue	7	5	12
	46	5	51

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

16.	Trade and other receivables (continued)

16.2	Analysis of amounts past due (continued)

September 2007
The following provides an analysis of the amounts that are past the due contractual maturity dates:

	Not impaired	Impaired	Total
Less than 7 days overdue	16	–	16
Between 7 and 30 days overdue	12	–	12
Between 30 and 60 days overdue	2	–	2
More than 60 days overdue	2	6	8
	32	6	38

All amounts due which are beyond their contractual repayment terms are reported to regional management on a regular basis. Any provision for impairment is required to be approved by the regional credit controller. All provisions for impairment greater than US$50,000 are required to be approved by regional management. The group has a provision of US$5 million (2007:  US$6 million) against trade receivables that are past due. The group holds collateral of US$17 million (2007: US$14 million) against these trade receivables that are past due.

US$ million	2008	2007
The group has granted facilties to customers to buy on credit for the following amounts:
Less than and equal to US$0.5 million	280	302
Less than US$1 million but equal to or greater than US$0.5 million	246	408
Less than US$3 million but equal to or greater than US$1 million	426	453
Less than US$5 million but equal to or greater than US$3 million	207	200
Equal to or greater than US$5 million	812	444
	1,971	1,807

16.3	Fair Value

The directors consider that the carrying amount of trade and other receivables approximates their fair value.

16.4	Trade receivables pledged as security

Trade receivables with a value of US$415 million (2007: US$415 million) have been pledged as collateral for amounts received from the banks in respect of the securitisation programme. The value of the associated liabilities at year end amounted to US$360 million (2007: US$354 million). The group is restricted from selling and repledging the trade receivables that have been pledged as collateral for the liability.

16.5	Off balance sheet structures

Letters of credit discounting
To improve the group working capital, the group sells certain Letters of Credit to ABN AMRO Hong Kong and DBS bank (London) every month end at a discount on a non recourse basis.

“Scheck-Wechsel”
The Scheck-Wechsel is a financial guarantee supplied to the bank of certain trade receivables who wish to obtain a loan to finance early payment of trade receivables thereby benefiting from an early settlement discount. By signing the Scheck-Wechsel, Sappi provides a financial guarantee to the bank of the customer. This financial guarantee contract falls under the scope of IAS 39 Financial instruments.

Notes to the group annual financial statements // continued
for the year ended September 2008

This financial guarantee contract is initially recognised at fair value. At inception the risk for Sappi having to reimburse the bank is nil because there is no evidence that the customer will not reimburse its loan to the bank. There is also no guarantee fee due by the bank and the Scheck-Wechsel is a short term instrument (maximum 90 days). Therefore the fair value is zeroat inception. Subsequently the financial guarantee contract is measured at the higher of:

(i)	the amount determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and
(ii)	the amount initially recognised less any cumulative amortisation.

As no event of default has occurred, no provision has been set up and the fair value at year-end remains at zero. However, according to IAS 37 a contingent liability of US$20 million (2007: US$20 million) has been disclosed in this respect.

Trade Receivables Securitisation
To improve our cash flows in a cost-effective manner, we sell all eligible trade receivables on a non-recourse basis to special purpose entities (SPEs) that are owned and controlled by third party financial institutions. Sappi Fine Paper North America, Sappi Fine Paper Europe and Sappi Trading sell their trade receivables on a recourse basis whilst Sappi Forest Products sell their trade receivables on a non-recourse basis. These SPEs are funded in the commercial paper market and are not limited to transactions with us but securitise assets on behalf of their sponsors for a diverse range of unrelated parties. We have a servicing agreement with the entities acquiring our receivables, acting as servicers for the collection of cash and administration of the trade receivables sold.

Sappi Forest Products securitisation facility
Sappi sells the majority of its ZAR receivables to a securitisation vehicle managed by Rand Merchant Bank that issues commercial paper to finance the purchase of the receivables. Sappi retains a small proportion of the credit risk attached to each underlying receivable. Sappi administers the collection of all amounts processed on behalf of the bank that are due from the customer. The purchase price of these receivables is adjusted dependent on the timing of the payment received from the client. The rate of discounting that is charged on the receivables is JIBAR (Johannesburg Inter Bank Agreed Rate) plus a spread. This structure is currently treated as an off balance sheet arrangement.

We have no obligation to repurchase any receivables which may default and do not guarantee the recoverability of any amounts apart from a small portion on a proportionate basis over and above the first tier loss provisions. The total amount of trade receivables sold at the end of September 2008 amounted to US$194 million (September 2007: US$144 million). Details of the securitisation programme at the end of fiscal 2008 and 2007 are disclosed in the tables below.

If this securitisation facility were to be terminated, we would discontinue further sales of trade receivables and would not incur any losses in respect of receivables previously sold in excess of our first tier loss amounts. There are a number of events which may trigger termination of the facility, amongst others, an amount of defaults above a specified level; terms and conditions of the agreement not being met; or breaches of various credit insurance ratios. The impact on liquidity varies according to the terms of the agreement; generally however, future trade receivables would be recorded on balance sheet until a replacement agreement was entered into.

Details of the securitisation facility at September are set out below:

Bank	Currency	Value	Facility	Discount charges
2008
Rand Merchant Bank	ZAR	ZAR1,568 million	Unlimited*	Linked to 3 month JIBAR
2007
Rand Merchant Bank	ZAR	ZAR993 million	Unlimited*	Linked to 3 month JIBAR

*	The facility in respect of the securitisation facility is unlimited, but subject to the sale of qualifying receivables to the securitisation vehicle.

Details of the on-balance sheet securitisation facilities that are applicable to Sappi Fine Paper are described in note 20.

A significant portion of the group’s sales and accounts receivable are from major groups of customers. Two ( 2007: two) of the group’s major customers, represent more than 10% of our sales during the year ended September 2008. These sales were recorded in Sappi Fine Paper. The sales for the year ended September 2008 amounted to US$1,242 million (two customers 2007: US$1,143 million). The trade receivables balance, net of securitisation, outstanding on balance sheet at September 2008 was US$83 million (September 2007: two customers US$49 million). Where appropriate, credit insurance has been taken out over the group’s trade receivables.

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

16.	Trade and other receivables (continued)

16.5	Off balance sheet structures (continued)

None of the group’s other receivable financial instruments represent a high concentration of credit risk because the group has dealings with a variety of major banks and customers world-wide.

The group has the following amounts due from single customers:

	2008			2007
	No of			No of
	customers	US$m	Percentage	customers	US$m	Percentage
Greater than or equal to US$10 million	6	122	21%	7	106	19%
Greater than or equal to US$5 million	9	62	11%	11	70	13%
Less than US$5 million	1,713	390	68%	1,788	377	68%
	1,728	574	100%	1,806	553	100%

None of the trade receivables, with balances of equal to or greater than US$5 million as at year end have breached their contractual maturity terms. No impairment charges have been recognised in respect of customers who owe the group more than US$5 million. Refer note 30 for further details on credit risk.

US$ million		2008	2007
17.	Ordinary share capital and share premium
	Authorised share capital:
	325,000,000 (September 2007: 325,000,000) shares of ZAR1 each
	Issued share capital:
	239,071,892 (September 2007: 239,071,892) shares of ZAR1 each	28	34
	Share premium	679	791
		707	825

Included in the issued ordinary shares above are 9,906,661 (September 2007: 10,600,811) shares held as treasury shares by group entities, including The Sappi Limited Share Incentive Trust (the Scheme). These may be utilised to meet the requirements of the Scheme.

	Number of shares
The movement in the number of treasury shares is set out in the table below:
Treasury shares at beginning of year (including Scheme shares)	10,600,811	12,077,861
Treasury shares issued to participants of the Scheme	(694,150)	(1,477,050)

– Share options (per note 29)	(452,200)	(1,046,800)
– Allocation shares (per note 29)	(273,750)	(450,650)
– Scheme shares forfeited, released and other	31,800	20,400

Treasury shares at end of year	9,906,661	10,600,811

Notes to the group annual financial statements // continued
for the year ended September 2008

17.	Ordinary share capital and share premium (continued)

Sappi has a general authority to purchase its shares up to a maximum of 10% of the issued ordinary share capital in any one financial year. This was ratified at the annual general meeting of shareholders on 3 March 2008. The general authority is subject to the Listings Requirements of the JSE Limited and the Companies Act No 61 of 1973 of South Africa, as amended and expires at the next annual general meeting.

Included in the 85,928,108 unissued shares and in the 239,071,892 issued shares are a total of 19,000,000 shares which may be used to meet the requirements of the Scheme and/or The Sappi Limited Performance Share Incentive Trust (the Plan). In terms of the rules of the Scheme and the Plan the maximum number of shares which may be acquired in aggregate by the Scheme and/or the Plan and allocated to participants of the Scheme and/or the Plan from time to time is 19,000,000 shares, subject to adjustment in case of any increase or reduction of Sappi’s issued share capital on any conversion, redemption, consolidation, sub-division and/or any rights or capitalisation issue of shares. Sappi is obliged to reserve and keep available at all times out of its authorised but unissued share capital such number of shares (together with any Treasury shares held by Sappi subsidiaries which may be used for the purposes of the Scheme and/or the Plan) as shall then be required in terms of the Scheme and/or the Plan. Authority to use treasury shares for the purposes of the Scheme and/or the Plan was granted by shareholders at the annual general meeting held on 7 March 2005.

Since March 1994, 6,752,522 (September 2007: 8,223,372) shares have been allocated to the Scheme participants and paid for and 5,772,812 (September 2007: 5,980,162) shares have been allocated to the Scheme participants and not yet paid for. In terms of the Plan, 3,961,100 (September 2007: 3,928,400) shares have been allocated and remain unpaid for to the Plan participants.

Shares allocated and accepted more than ten years ago are added back to the number of shares that the Scheme and/or the Plan may acquire.

The net after tax loss on sale of treasury shares to participants written off against share premium for September 2008 was US$1 million (September 2007: US$1 million).

Subsequent to year end, Sappi Limited launched a fully underwritten rights offer (refer note 32 for further details).

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

18.	Reconciliation of changes in equity

					Ordinary
					share
		Number			capital	Non-	Foreign
		of	Ordinary		and	distrib-	currency
		ordinary	share	Share	share	utable	translation	Retained
	US$ million	shares	capital	premium	premium	reserves	reserve	earnings	Total

	Balance – September 2005	225.9	35	832	867	95	2	625	1,589

	Transfer from distributable reserves	–	–	–	–	5	–	(5)	–
	Share-based payment	–	–	–	–	6	–	–	6
	Transfers to Sappi Limited Share Incentive Trust	1.1	–	5	5	–	–	–	5
	Total recognised expense	–	(6)	(151)	(157)	3	(35)	43	(146)
	Dividends – US$0.30 per share*	–	–	–	–	–	–	(68)	(68)

	Balance – September 2006	227.0	29	686	715	109	(33)	595	1,386

	Transfer to distributable reserves	–	–	–	–	(13)	–	13	–
	Share-based payment	–	–	–	–	5	–	–	5
	Transfers to Sappi Limited Share Incentive Trust	1.5	–	14	14	–	–	–	14
	Total recognised income	–	5	91	96	13	42	328	479
	Dividends – US$0.30 per share*	–	–	–	–	–	–	(68)	(68)

	Balance – September 2007	228.5	34	791	825	114	9	868	1,816
	Transfer from distributable reserves	–	–	–	–	8	–	(8)	–
	Share-based payments	–	–	–	–	10	–	–	10
	Transfers to Sappi Limited Share Incentive Trust	0.7	–	6	6	–	–	–	6
	Total recognised expense	–	(6)	(118)	(124)	(8)	(130)	108	(154)
	Dividends – US$0.32 per share*	–	–	–	–	–	–	(73)	(73)

	Balance – September 2008	229.2	28	679	707	124	(121)	895	1,605

	Note reference:				17	19

* Dividends relate to the previous financial year’s earnings but were declared subsequent to year-end.

18. Reconciliation of changes in equity (continued)

Capital Risk Management

The capital structure of the group consists of:

-  issued share capital and premium and accumulated profits disclosed in note 17 and 18 respectively;
-  debt, which includes interest bearing borrowings and obligations due under finance leases disclosed under note 20; and
-  cash and cash equivalents.

The group’s capital management objective is to achieve an optimal weighted average cost of capital while continuing to safeguard the group’s ability to meet its liquidity requirements (including capital expenditure commitments), repay borrowings as they fall due and continue as a going concern.

The group monitors its gearing through a ratio of net debt (interest-bearing borrowings and overdraft less cash and cash equivalents) to total capitalisation (shareholders equity plus net debt).

The group has entered into a number of debt facilities which contain certain terms and conditions in respect of capital management.

During fiscal 2008 and 2007 we were in compliance with the financial covenants relating to the material loans payable.

The group’s strategy with regard to capital risk management remains unchanged from 2007.

US$ million		2008	2007

19.	Non-distributable reserves
	Reduction in capital arising from the transfer of share premium under a
	special resolution dated 14 April 1975	1	1
	Capitalisation of distributable reserves	13	15
	Legal reserves in subsidiaries	75	66
	Share-based payment reserve	35	32

		124	114

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

19.	Non-distributable reserves (continued)
				2008					2007

					Share-					Share-
					based					based
			Capital-		pay-			Capital-		pay-
		Capital	isation	Legal	ment		Capital	sation	Legal	ment
		reduction	reserve	reserves	reserve	Total	reduction	reserve	reserves	reserve	Total

	Opening balance	1	15	66	32	114	1	13	71	24	109
	Transfer from retained earnings	–	–	8	–	8	–	–	–	–	–
	Released to retained earnings	–	–	–	–	–	–	–	(13)	–	(13)
	Share-based payment
	expense	–	–	–	10	10	–	–	–	5	5
	Translation difference	–	(2)	1	(7)	(8)	–	2	8	3	13
		1	13	75	35	124	1	15	66	32	114

The amounts recorded as “Capitalisation of distributable reserves” and “Legal reserves in subsidiaries” represent equity of the company that is not available for distribution as a result of appropriations of equity by subsidiaries and legal requirements, respectively.

									2008		2007

20.	Interest-bearing borrowings
	Secured borrowings
	– Mortgage and pledge over trade receivables and certain assets
	(refer note 24 for details of encumbered assets)								468		457
	– Capitalised lease liabilities (refer note 24 for details of encumbered assets)								29		41
	Total secured borrowings								497		498
	Unsecured borrowings								2,156		2,101
	Total borrowings (refer note 30)								2,653		2,599
	Less: Current portion included in current liabilities								821		771
									1,832		1,828

US$ million		2008	2007
20.	Interest-bearing borrowings (continued)
	The repayment profile of the interest-bearing borrowings is as follows:
	Payable in the year ended September:
	2008	–	771
	2009*	821	19
	2010	65	69
	2011	629	623
	2012	615	619
	2013 (September 2008: thereafter)	159	498
	Thereafter	364	–
		2,653	2,599

*
Included in the US$821 million reflected as short-term payable in 2009 is US$360 million debt relating to securitisation funding (2008: US$354 million included in US$771 million) which has the character of a short-term revolving facility but is expected to run until 2012 under the existing contractual arrangements. A further amount of US$297 million (2007: US$142 million) is the utilisation under our revolving credit facility, and while rolled on a short term basis the facility has a maturity date of May 2010.

Capitalised lease liabilities

Finance leases are primarily for plant and equipment. Lease terms generally range from 5 to 10 years with options to make early settlements or renew at varying terms. At the time of entering into capital lease agreements, the commitments are recorded at their present value using applicable interest rates. As of September 2008, the aggregate amounts of minimum lease payments and the related imputed interest under capitalised lease contracts payable in each of the next five financial years and thereafter are as follows:

		2008			2007

			Present			Present
			value of			value of
	Minimum		minimum	Minimum		minimum
	lease		lease	lease		lease
	payments	Interest	payments	payments	Interest	payments

Payable in the year ended September:
2008	–	–	–	13	(3)	10
2009	10	(3)	7	12	(5)	7
2010	4	(2)	2	5	(3)	2
2011	4	(2)	2	5	(2)	3
2012	5	(2)	3	5	(1)	4
2013 (September 2007: thereafter)	5	(1)	4	18	(3)	15
Thereafter	12	(1)	11	–	–	–

Total future minimum lease payments	40	(11)	29	58	(17)	41

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

20.  Interest-bearing borrowings (continued)

Set out below are details of the more significant non-current interest-bearing borrowings in the group at September 2008.

			Principal	Balance
		Interest	amount	sheet	Security/		Financial
	Currency	rate(9)	outstanding	value	Cession	Expiry	covenants

Redeemable bonds
Public bond	US$	Variable(7)	US$500 million	US$490 million(2,3,6)	Unsecured	June 2012	No financial
covenants
Public bond	US$	Variable(7)	US$250 million	US$239 million(2,3,6)	Unsecured	June 2032	No financial
covenants
Town of	US$	Variable(7)	US$35 million	US$35 million(6)	Land and	October 2015	No financial
Skowhegan					Buildings		covenants
(partially)
Town of	US$	Variable(7)	US$28 million	US$28 million(6)	Land and	November 2013	No financial
Skowhegan					Buildings		covenants
(partially)
Michigan	US$	Variable(7)	US$44 million	US$45 million(6)	Land and	January 2022	No financial
Strategic					Buildings		covenants
Fund and					(partially)
City of
Westbrook
Public bond	ZAR	Fixed	ZAR1,000 million	ZAR1,000 million	Unsecured	June 2013	No financial
covenants
Public bond	ZAR	Fixed	ZAR1,000 million	ZAR999 million	Unsecured	October 2011	No financial
covenants
Bravura/	ZAR	Fixed	ZAR109 million	ZAR109 million	Unsecured	November 2012	No financial
Sanlam							covenants
Bravura/	ZAR	Fixed	ZAR108 million	ZAR108 million	Unsecured	January 2013	No financial
Sanlam							covenants
Bravura/	ZAR	Fixed	ZAR27 million	ZAR27 million	Unsecured	March 2013	No financial
Sanlam							covenants
Secured loans
State Street	EUR	Variable	EUR150 million	EUR150 million	Trade	Revolving facility	EBITDA to net
Bank(10)					receivables		interest and net
debt to
capitalistion(5)
State Street	US$	Variable	US$73 million	US$73 million	Trade	Revolving facility	EBITDA to net
Bank(10)					receivables		interest and net
debt to
capitalistion(5)
State Street	US$	Variable	US$68 million	US$68 million	Trade	Revolving facility	EBITDA to net
Bank(10)					receivables		interest and net
debt to
capitalistion(5)

20.	Interest-bearing borrowings (continued)

				Principal	Balance
			Interest	amount	sheet	Security/		Financial
		Currency	rate(9)	outstanding	value	Cession	Expiry	covenants

Capitalised leases
	Standard	ZAR	Fixed	ZAR45 million	ZAR47 million(1)	Plant and		No financial
	Bank					Equipment	October 2008	covenants
	Rand	ZAR	Fixed	ZAR169 million	ZAR169 million(1)	Buildings	September 2015	No financial
	Merchant							covenants
Bank
Unsecured bank term loans
	BNP Paribas	EUR	Variable	EUR100 million	EUR100 million		November 2008	No financial
	Syndication							covenants
	BNP Paribas	EUR	Variable	EUR25 million	EUR25 million		November 2008	No financial
covenants
	Österreichische	EUR	Variable	EUR58 million	EUR58 million(1,8)		March 2009	No financial
	Kontrollbank							covenants
	Österreichische	EUR	Fixed	EUR400 million	EUR399 million(2,6,8)		December 2010	EBITDA to net
	Kontrollbank							interest and
net debt to
capitalistion(5)
	ABN AMRO	US$	Fixed	US$21 million	US$21 million		May 2009	No financial
covenants
	Österreichische	US$	Fixed	US$38 million	US$38 million(2,6,8)		June 2010	EBITDA to net
	Kontrollbank							interest and
net debt to
capitalistion(5)
	BNP Paribas	CHF	Variable	CHF165 million	CHF165 million(2,8)		November 2008	EBITDA to net
	Syndication							interest and
net debt to
capitalistion(5)
	Nedbank	ZAR	Fixed	ZAR349 million	ZAR349 million(1)		January 2011	No financial
covenants
	Commerzbank	ZAR	Fixed	ZAR147 million	ZAR147 million(1)		March 2010	No financial
covenants
	Calyon	ZAR	Variable	ZAR55 million	ZAR55 million(1,4)		October 2009	EBITDA to net
interest and
net debt to
capitalistion
	RZB Bank	EUR	Fixed	EUR7 million	EUR7 million		December 2009	No financial
covenants

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

20.	Interest-bearing borrowings (continued)
		Local	US$
		currency	million
	The analysis of the currency per debt is:
	US$	1,038	1,038
	Swiss Franc	165	151
	EURO	747	1,091
	ZAR	3,009	373
			2,653

(1)	The value outstanding equals the total facility available.
(2)	In terms of the agreement, limitations exist on liens, sale and leaseback transactions and mergers and consolidation. Sappi Limited must maintain a majority holding in Sappi Papier Holding GmbH Group.
(3)
Sappi Papier Holding GmbH, Sappi Limited or Sappi International SA may at any time redeem the June 2012 and 2032 public bonds (the "Securities") in whole or in part at a redemption price equal to the greater of (i) 100% of the principal amount of the Securities to be redeemed and (ii) a make-whole amount based upon the present values of remaining payments at a rate based upon yields of specified US treasury securities plus 25 basis points, with respect to the 2012 Securities, and 30 basis points, with respect to the 2032 Securities, together with, in each case, accrued interest on the principal amount of the securities to be redeemed to the date of redemption.

(4)	The financial covenant relates to the financial position of Sappi Manufacturing, a wholly owned subsidiary of Sappi Limited.
(5)	Financial covenants relate to the Sappi Limited Group.
(6)
The principal value of the loans / bonds corresponds to the amount of the facility, however, the outstanding amount has been adjusted by the discounts paid upfront and the fair value adjustments relating to hedge accounting.

(7)
Fixed rates have been swapped into variable rates. These swaps are subject to hedge accounting in order to reduce as far as possible the fair value exposure. Changes in fair value of the underlying debt which are attributable to changes in credit spread have been excluded from the hedging relationship.

(8)	A limitation exists on the disposal of assets. Sappi Limited must maintain a majority in Sappi Papier Holding GmbH Group.
(9)
The nature of the variable rates for the group bonds is explained in note 30 to the financial statements. The nature of the interest rates is determined with reference to the underlying economic hedging instrument.

(10)	Trade receivables have been securitised for the amounts outstanding.

A detailed reconciliation of total interest bearing borrowings has been performed in note 30.

Other restrictions
As is the norm for bank loan debts, a portion of Sappi Limited’s financial indebtedness is subject to cross default provisions. Breaches in bank covenants in certain subsidiaries, if not corrected in time, might result in a default in group debt, and in this case, a portion of Sappi Limited consolidated liabilities might eventually become payable on demand.

During fiscal 2008 and 2007 we were in compliance with the financial covenants relating to the material loans payable. Regular monitoring of compliance with applicable covenants occurs. If there is a possible breach of a financial covenant in the future, negotiations are commenced with the applicable institutions before such breach occurs.

Borrowing facilities secured by trade receivables
The group undertakes several trade receivable securitisation programs due to the cost effectiveness of such structures. These structures, with the exception of the South African scheme, are treated as on balance sheet, with a corresponding liability (external loan) being recognised and corresponding interest is recognised as finance cost.

The trade receivables are legally transferred, however most of the market risk (foreign exchange risk and interest rate risk) and the credit risk is retained by Sappi. As a consequence based on the risks and rewards evaluation these securitisations do not qualify for de-recognition under IAS 39.

Further detail of the value of trade receivables pledged as security for these loans is included in note 16 of the financial statements.

Sappi Fine Paper North America
Sappi sells the majority of its US$ receivables to Galleon Capital LLC on a non recourse basis. Credit enhancement includes a 3% deferred purchase price plus a letter in the amount of US$18 million that relates to the uninsured portion of those obligors with concentrations above 3% (Sappi, as servicer of the receivables, is responsible for the collection of all amounts that are due from the customer). The rate of discounting charged on the receivables is LIBOR (London Inter Bank Offered Rate) plus a margin for receivables to customers located in OECD countries.

20.  Interest-bearing borrowings (continued)

Sappi Fine Paper Europe
Sappi sells the majority of its receivables to Galleon Capital LLC on a non recourse basis. Credit enhancement is calculated by deducting a deferred purchase price of 14%. Sappi is responsible for the collection of all amounts that are due from the customer. The rate of discounting that is charged on the receivables is EURIBOR (European Inter Bank Offered Rate) plus a margin for receivables to customers located in OECD countries plus a further margin for receivables to customers located in non-OECD countries.

Sappi Trading
Sappi sells the majority of its US$ denominated receivables to Galleon Capital LLC on a non recourse basis. Credit enhancement is calculated by deducting a deferred purchase price of 14%. A letter of credit is issued by Sappi to Galleon Capital LLC as a guarantee for funding of excess concentrations if this would be the case. Sappi is responsible for the collection of all amounts that are due from the customer. The rate of discounting that is charged on the receivables is LIBOR (London Inter Bank Offered Rate) plus a margin for receivables to customers located in OECD countries plus a further margin for receivables to customers located in non-OECD countries.

Non-utilised facilities
The group monitors its availability to funds on a weekly basis.The group treasury committee determines the amount of unutilised facilities to determine the headroom which it currently operates in. The net cash balances included in current assets and current liabilities are included in the determination of the headroom available.

Non-utilised committed facilities
US$ million	Currency	Interest rate	2008	2007
Commercial Paper*	ZAR	Variable (JIBAR)	25	1
Syndicated loan**	EUR	Variable (EURIBOR)	580	713
			605	714

*	Commercial paper program sponsored by Investec for a committed liquidity facility of ZAR200 million for each further issue. The remainder of the unutilised portion of the total ZAR1 billion program facility has been included under uncommitted facilities disclosed below.
**	Syndicated loan with a consortium of banks with BNP Paribas as agent with a remaining revolving facility available of EUR397 million, which are subject to net finance cost cover and debt to total capitalisation ratio financial covenants which relate to the Sappi Limited Group.

These committed facilities represent amounts that the group could utilise. The syndicated loan facility matures in May 2010 and the commercial paper facility is ongoing without a precise maturity date. We have paid a total commitment fee of US$1 million (2007 US$2 million) in respect of the syndicated loan facility.

Non-utilised uncommitted facilities
Geographic region	Currency	Interest rate	2008	2007
Southern Africa	ZAR	Variable (JIBAR)	205	150
Group Treasury – Europe	EUR	Variable (EURIBOR)	143	277
Europe	EUR	Variable (EURIBOR)	130	–
Europe	USD	Variable (LIBOR)	–	69
			478	496
Total non-utilised facilities excluding cash			1,083	1,210

Fair value
The fair value of all interest bearing borrowings is disclosed in note 30 on financial instruments.

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

US$ million				2008	2007

21.	Other non-current liabilities
	Post-employment benefits – pension liability (refer note 27)			144	144
	Post-employment benefits other than pension liability (refer note 28)			141	181
	Long-term employee benefits			6	10
	Workmen’s compensation			7	6
	Long service awards			18	19
	Land restoration obligation			16	16
	Deferred income			4	1
	Other			10	7
				346	384

22.	Provisions
	Summary of provisions:
	Restructuring provisions			41	16
	Other provisions			1	2
	Balance at September*			42	18
	* These are all current liabilities.

		Severance,
		retrench-	Lease
		ment	cancellation
		and related	and penalty	Other
	Restructuring provisions	costs	costs	restructuring	Total

	Balance at September 2006*	40	–	1	41
	Increase in provisions	6	–	1	7
	Utilised	(16)	–	(1)	(17)
	Released during the year	(17)	–	–	(17)
	Other movements	(1)	–	–	(1)
	Translation effect	3	–	–	3

	Balance at September 2007*	15	–	1	16
	Increase in provisions	23	5	19	47
	Utilised	(8)	–	–	(8)
	Released during the year	(4)	–	–	(4)
	Other movements	1	–	(10)	(9)
	Translation effect	–	(1)	–	(1)
	Balance at September 2008*	27	4	10	41

* These are all included in current liabilities.

22.  Provisions (continued)

Restructuring plans

Sappi Fine Paper Europe
Regional Restructuring. The regional restructuring plan was introduced in fiscal 2006. The original number of employees expected to be impacted by this plan was 650. From a total of 650, 450 employees were expected to receive termination benefits. The remaining number of 200 employees was comprised of those who were employed on a contractual basis as well as employees nearing retirement. The number of employees expected to receive termination benefits was revised from 450 to 357 at September 2007 and further revised to 347 at the end of fiscal 2008 of which 333 were already impacted. The total provision relating to the restructuring plan at of the end of fiscal 2008 is approximately US$5 million (2007: US$15 million).

Blackburn Mill. During the financial year ended September 2008, Sappi Fine Paper Europe announced that it had entered into a consultation process with employee representatives with a view to cease production at Blackburn Mill which had an annual production capacity of 120,000 tons of graphic coated fine paper. Whilst various ancillary production and selling activities are ongoing, the mill ceased production of paper in October 2008, and on 11th November 2008, the consultation process with employee representatives came to an end resulting in 95 employees being made redundant. A further 34 employees are expected to be made redundant by the end of March 2009. A provision of US$23 million relating to severance, retrenchment and other related closure costs has been raised.

Maastricht Mill. During the financial year ended September 2008, Sappi Fine Paper Europe announced that it had entered into a consultation process with employee representatives with a view to shutting down one of its coated paper machines with an annual production capacity of 60,000 tons of graphic coated fine paper at Maastricht Mill. Negotiations with Unions and the Works Council were concluded in October 2008. Cessation of production is expected to occur in December 2008 and to affect 175 employees. A provision of US$24 million relating to severance, retrenchment and other related closure costs has been raised.

Sappi Fine Paper North America
Muskegon Mill: In 2007 Sappi Fine Paper North America completed its plan of restructuring the Muskegon Mill. The total number of remaining employees who were expected to be affected by the restructuring plan was 23 at the beginning of fiscal 2007. All these employees were impacted by the plan by the end of the year. Approximately half of the provision of US$1 million that remained at the end of fiscal 2006 was utilised to provide severance and related costs and the remainder was reversed.

Regional head office: All the remaining activities of the restructuring plan relating to the regional head office were completed during fiscal 2007.

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

US$ million		2008	2007	2006
23.	Notes to the cash flow statement

23.1	Cash generated from operations

	Profit (loss) for the year	102	202	(4)
	Adjustment for:
	– Depreciation	374	374	390
	– Fellings	80	70	74
	– Amortisation	–	1	2
	– Taxation charge (benefit)	86	47	(1)
	– Net finance costs	126	134	130
	– Other asset impairments (reversals) and write-offs	119	2	(14)
	– Fair value adjustment gains and growth on plantations	(190)	(130)	(104)
	– Post employment benefits funding	(88)	(101)	(68)
	– Other non-cash items	14	(14)	(9)
		623	585	396
23.2	Increase in working capital
	(Increase) decrease in inventories	(38)	44	(3)
	Increase in receivables	(19)	(38)	(3)
	Increase (decrease) in payables	58	54	(11)
		1	60	(17)
23.3	Finance costs paid
	Gross interest and other finance costs	(181)	(173)	(162)
	Net foreign exchange gains	8	13	7
	Net loss on marking to market of financial instruments	(7)	(9)	(3)
	Non-cash movements included in items above	41	(14)	(6)
		(139)	(183)	(164)
23.4	Taxation paid
	Amounts unpaid at beginning of year	(125)	(101)	(120)
	Translation effects	7	(12)	9
	Amounts charged to the income statement	(6)	(38)	(5)
	Reversal of non-cash movements	–	(1)	2
	Amounts unpaid at end of year	54	125	101
	Cash amounts paid	(70)	(27)	(13)
23.5	Replacement of non-current assets
	Property, plant and equipment	(250)	(116)	(160)

US$ million		2008	2007	2006
23.	Notes to the cash flow statement

23.6	Proceeds on disposal of non-current assets

	Book value of property, plant and equipment disposed of	2	23	2
	Profit on disposal	5	27	2
		7	50	4
23.7	Cash and cash equivalents
	Cash and deposits on call	221	354	218
	Money market instruments	53	10	6
		274	364	224

24.	Encumbered assets
	The book values of assets which are mortgaged, hypothecated or subject
	to a pledge as security for borrowings, subject to third party ownership
	in terms of capitalised leases or suspensive sale agreements are
	as follows:

	Land and buildings	17	24
	Plant and equipment	4	28
	Trade receivables	415	415
		436	467

Suspensive sale agreements are instalment sale agreements which the group has entered into in respect of certain property, plant and equipment and the assets purchased are encumbered as security for the outstanding liability until such time as the liability is discharged.

A significant portion of the assets at Cloquet mill are subject to several long-term, cross-border leases assumed at the time of its acquisition in May 2002. Under the lease arrangements, the previous owner sold assets to an unrelated third party, leased the assets back, and made an upfront lease payment. As a result, no future lease payments are required under the agreement.

Sappi has the right to acquire full ownership of these assets at the end of the lease term. Early termination of the lease may occur under three different scenarios; namely, under Scenario A, payment would be made by Sappi as a result of the following events: voluntary early termination, termination due to default and total loss of plant and equipment without substitution; under Scenario B, payment would be made by Sappi as a result of changes in statute rendering the agreement illegal or unenforceable; and under Scenario C, the lease naturally expires or early termination is triggered by the lessor. As at September 2008 the termination value of this lease is approximately US$8 million (September 2007: US$10 million).

Refer to note 9 for details on property, plant and equipment.

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

US$ million		2008	2007
25.	Commitments

	Capital commitments
	Contracted but not provided	76	188
	Approved but not contracted	130	249
		206	437
	Future forecasted cashflows of capital commitments:
	2008	–	389
	2009	154	33
	2010	35	15
	Thereafter	17	–
		206	437

	The capital expenditure is expected to be financed by funds generated by the business,
	existing cash resources and borrowing facilities available to the group.

	Lease commitments
	Future minimum obligations under operating leases:
	Payable in the year ended September:
	2008	–	112
	2009	28	14
	2010	14	10
	2011	9	5
	2012	4	2
	2013 (September 2007: thereafter)	2	2
	Thereafter	35	–
		92	145

Future minimum obligations under operating leases include the following two significant arrangements:

Sale and Lease Back of the Somerset Paper Machine: In 1997 we sold one of our paper machines at our Somerset Mill for US$150 million and entered into a leaseback arrangement. This transaction diversified our sources of funding and provided a longer-term horizon to our repayment profile. This qualified as an operating lease under the applicable accounting principles. The lease term expired after 15 years, and an option was available to either return the paper machine; renew the lease for at least 2 years, but for no longer than 80% of its remaining useful life; or repurchase it at its fair market value at the end of the lease term. On January 29, 2008, we exercised our purchase option under the lease agreement to buy back Somerset Paper Machine No. 3 for approximately US$75 million. Lease payments made during fiscal year 2008 amounted to US$7.6 million.

Westbrook Cogeneration Agreement: In 1982 a cogeneration facility was installed adjacent to our Westbrook Mill at a cost of US$86 million, to supply steam and electricity to the mill on a take-or-pay basis. We took the position that this was an operating lease. An unrelated investor owned the facility. In July 2007, we notified the lessor of our intent to purchase the asset in accordance with the terms of the agreement at the end of the Basic Term (July 15, 2008) at its fair market value and on 29 August 2008, we purchased the facility for approximately US$10 million. Lease payments in fiscal 2008 amounted to US$4.8 million.

Environmental matters: Further information on capital commitments relating to environmental matters can be found in note 33.

US$ million		2008	2007

26.	Contingent liabilities
	Guarantees and suretyships	38	43
	Other contingent liabilities	7	26

Included under guarantees and suretyships are bills of exchange where Sappi has guaranteed third party funding of payments to Sappi for certain German accounts receivables.

Other contingent liabilities mainly relate to taxation queries to which certain group companies are subject. The decrease in contingent liabilities reflects management’s revised estimate of losses which could arise from taxation queries to which certain group companies are subject. These amounts have been recognised as current income tax liabilities.

The group is involved in various lawsuits and administrative proceedings. The relief sought in such lawsuits and proceedings includes injunctions, damages and penalties. Although the final results in these suits and proceedings cannot be predicted with certainty, it is the present opinion of management, after consulting with legal counsel, that they are not expected to have a material effect on the group’s consolidated financial position, results of operations or cash flows.

27.  Post-employment benefits – pensions
Defined contribution plans
The group operates eleven defined contribution retirement benefit schemes covering all qualifying employees. The assets of the schemes are held separately from those of the group in funds under the control of trustees. In addition the group participates in a country-wide union scheme open to eligible employees in South Africa.

The total cost charged to the income statement of US$23 million (September 2007: US$18 million, September 2006: US$10 million) represents contributions payable to these schemes by the group based on the rates specified in the rules of these schemes. As at September 2008, US$2 million (September 2007: nil, September 2006: nil) was due in respect of the current reporting period that had not yet been paid over to the schemes.

Defined benefit plans
The group operates eight large defined benefit pension plans plus a number of smaller plans. This includes plans closed to new entrants as well as plans closed for future accrual for existing members. Those plans, open to new entrants or future accrual, cover all qualifying employees. Such plans have been established in accordance with applicable legal requirements, customs and existing circumstances in each country. Benefits are generally based upon compensation and years of service. In North America benefits are based on a ’multiplier’ and years of service for most schemes, which historically has increased from time to time. With the exception of our German and Austrian plans (which are unfunded), the assets of these schemes are held in separate trustee administered funds which are subject to varying statutory requirements in the particular countries concerned. In terms of these requirements, periodic actuarial valuations of these funds are performed by independent actuaries. As at September 2008, the number of active members in schemes is approximately 8,000.

Actuarial valuations of the European and North American funds are performed annually. An actuarial review is performed annually for the South African and United Kingdom funds, with an actuarial valuation being performed on a tri-annual basis.

Group companies have no other significant post-employment benefit liabilities except for the following:

-  health care benefits provided to persons in North America and in South Africa (refer note 28).
-  jubilee (long service award schemes) provided in continental Europe and an early retirement plan in Belgium, totalling $23 million (included within other non-current liabilities in note 21).

All obligations and assets were measured at the end of this financial year.

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

27.	Post-employment benefits – pensions (continued)
		2008					2007
		Southern	Europe	North		Southern	Europe	North
	US$ million	Africa	(incl UK)	America	Total	Africa	(incl UK)	America	Total
	Change in present value of defined benefit obligation
	Defined benefit obligations at beginning of year	305	889	413	1,607	256	819	438	1,513
	Current service cost	8	12	6	26	10	11	7	28
	Past service cost	–	1	–	1	–	–	1	1
	Interest cost	24	47	26	97	24	39	25	88
	Plan participants’ contribution	4	–	–	4	4	–	–	4
	Actuarial loss (gain) experience	11	(2)	7	16	(16)	7	(4)	(13)
	Actuarial (gain) loss assumptions	(11)	(127)	(51)	(189)	20	(37)	(30)	(47)
	Gain on curtailment and settlement	–	(1)	–	(1)	–	–	–	–
	Benefits paid	(26)	(50)	(23)	(99)	(27)	(44)	(24)	(95)
	Translation difference	(44)	(4)	–	(48)	34	94	–	128
	Defined benefit obligation
	at end of year	271	765	378	1,414	305	889	413	1,607
	Present value of wholly unfunded obligations	–	114	3	117	–	129	3	132
	Present value of wholly and partly funded obligations	271	651	375	1,297	305	760	410	1,475

	Change in fair value of plan assets
	Fair value of plan assets at beginning of year	398	763	384	1,545	295	661	329	1,285
	Expected return on plan assets	36	46	33	115	32	39	27	98
	Actuarial (loss) gain on plan assets	(30)	(93)	(66)	(189)	40	(14)	15	41
	Employer contribution	9	32	34	75	11	41	37	89
	Additional employer contribution	–	1	–	1	–	1	–	1
	Plan participants’ contribution	4	–	–	4	4	–	–	4
	Benefits paid	(26)	(50)	(23)	(99)	(27)	(44)	(24)	(95)
	Translation difference	(59)	(6)	–	(65)	43	79	–	122
	Fair value of plan assets at end of year	332	693	362	1,387	398	763	384	1,545
	Surplus (deficit)	61	(72)	(16)	(27)	93	(126)	(29)	(62)
	Unrecognised past service cost	–	–	–	–	–	–	1	1
	Recognised pension plan asset (liability)	61	(72)	(16)	(27)	93	(126)	(28)	(61)

27.	Post-employment benefits – pensions (continued)

		2008					2007
		Southern	Europe	North		Southern	Europe	North
	US$ million	Africa	(incl UK)	America	Total	Africa	(incl UK) America		Total
	Periodic pension cost recognised in income statement
	Current service cost	8	12	6	26	10	11	7	28
	Past service cost	–	1	–	1	–	–	–	–
	Fund administration costs	–	–	–	–	1	–	–	1
	Interest cost	24	47	26	97	24	39	25	88
	Expected return on
	plan assets	(36)	(46)	(33)	(115)	(32)	(39)	(27)	(98)
	Amortisation of past
	service cost	–	–	1	1	–	–	1	1
	Gain on curtailment
	and settlement	–	(1)	–	(1)	–	–	–	–
	Net periodic pension (credit)
	cost charged to cost of sales
	and selling, general and
	administrative expenses	(4)	13	–	9	3	11	6	20
	Actual return (loss) on
	plan assets	6	(47)	(33)	(74)	74	26	42	142
	Actual return (loss) on
	plan assets (%)	1.3	(6.2)	(9.0)	(5.0)	25.0	3.9	12.9	11.0
	Amounts recognised in the
	statement of recognised
	income and expense
	Actuarial (losses) gains	(30)	36	(22)	(16)	36	16	49	101
	Pension asset surplus release	–	–	–	–	45	–	–	45
	Cumulative actuarial gains
	and losses recognised in
	the statement of
	recognised income
	and expense
	Actuarial gains (losses)	52	(98)	(81)	(127)	82	(134)	(59)	(111)
	Weighted average
	actuarial assumptions
	at balance sheet date:
	Discount rate (%)	9.00	6.90	7.60		8.25	5.30	6.30
	Compensation increase (%)*	6.45	3.10	3.50		6.24	3.05	3.50
	Expected return on assets (%)	9.40	6.75	8.25		9.66	6.00	8.25
	Weighted average actuarial
	assumptions used to
	determine periodic
	pension cost:
	Discount rate (%)	8.25	5.30	6.30		8.50	4.65	5.75
	Compensation increase (%)*	6.24	3.05	3.50		6.00	3.30	3.50
	Expected return on assets (%)	9.66	6.00	8.25		10.50	5.60	8.25
	* Weighted average of schemes that use a compensation increase assumption.
						// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

27.	Post-employment benefits – pensions (continued)

Illustrating sensitivity

     The discount and salary increase rates can have a significant effect on the amounts reported. The table below illustrates the effect of changing key assumptions:

			1%	1%
	1%	1%	increase	decrease
	increase	decrease	in salary	in salary
	in discount	in discount	increase	increase
US$ million	rate	rate	rate	rate
2008
(Decrease) Increase in defined benefit obligation	(141)	167	37	(34)
(Decrease) Increase in aggregate of current service
cost and interest cost	(2)	7	–	–
2007
(Decrease) Increase in defined benefit obligation	(175)	213	35	(43)
(Decrease) Increase in aggregate of current service
cost and interest cost	(6)	8	–	–

			2008	2007
Pension plan liability is presented on the balance sheet as follows:
Pension liability (refer note 21)			144	144
Pension asset (refer note 14)			(117)	(118)
Pension liability (included in other payables)			–	35
			27	61

In determining the expected long term return assumption on plan assets, Sappi considers the relative weighting of plan assets to various asset classes, the historical performance of total plan assets and individual asset classes and economic and other indicators of future performance.

Peer data and historical returns are reviewed to check for reasonableness and appropriateness. In addition, Sappi may consult with and consider the opinions of financial and other professionals in developing appropriate return benchmarks.

27.  Post-employment benefits – pensions (continued)

Plan fiduciaries set investment policies and strategies for the local trusts. Long-term strategic investment objectives include preserving the funded status of the trust and balancing risk and return while keeping in mind the regulatory environment in each region. The plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and rebalancing assets periodically. Target versus actual weighted average allocations (by region) are shown below:

		2008			2007
	Southern	Europe	North	Southern	Europe	North
	Africa	(incl UK)	America	Africa	(incl UK)	America

Weighted average target asset allocation by region	%	%	%	%	%	%
Equity	40.2	37.6	38.0	40.0	21.1	48.0
Debt Securities	43.8	58.7	22.0	44.0	65.6	22.0
Real Estate	0.0	0.0	0.0	0.0	1.1	0.0
Other	16.0	3.7	40.0	16.0	12.2	30.0

Weighted average actual asset allocation by region	%	%	%	%	%	%
Equity	24.9	34.4	35.0	55.0	23.1	38.2
Debt Securities	51.8	49.6	22.0	30.0	63.6	23.2
Real Estate	0.0	3.9	0.0	0.0	1.5	0.0
Other	23.2	12.1	43.0	15.0	11.8	38.6

Expected benefit payments for pension benefits are as follows:
		Southern		Europe	North
US$ million			Africa	(incl UK)	America	Total
Payable in the year ending September:
2009			10	42	22	74
2010			11	45	22	78
2011			11	47	23	81
2012			12	47	24	83
2013			12	50	26	88
Years 2014 – 2018			68	258	152	478

The expected company contributions for 2009 are US$76 million.

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

27. Post-employment benefits – pensions (continued)

Aggregate total of present value of the defined benefit obligation, fair value of assets and the surplus or deficit in the defined benefit plans for the current annual period and for the previous four annual periods (ignoring unrecognised adjustments):

US$ million	2008	2007	2006	2005	2004
Defined benefit obligations	1,414	1,607	1,513	1,589	1,420
Fair value of assets	1,387	1,545	1,285	1,222	1,081
(Deficit)	(27)	(62)	(228)	(367)	(339)

Aggregate gains and losses arising on plan liabilities and plan assets for the current annual period and for the previous four annual periods:
	2008	2007	2006	2005	2004
Plan liabilities gains (losses)	173	60	73	(141)	(35)
Plan assets (losses) gains	(189)	41	27	82	26
Net (losses) gains	(16)	101	100	(59)	(9)

Reconciliation of gains and losses to Group Statement of Recognised Income and Expenses
Net (losses) from pensions	(16)
Net gains from post employment benefits
other than pensions (note 28)	23
Net gains to Group Statement of
Recognised Income and Expenses	7

28.  Post-employment benefits other than pensions

The group sponsors two defined benefit post-employment plans that provide certain health care and life insurance benefits to eligible retired employees of the North American and South African operations. Employees are generally eligible for benefits upon retirement and completion of a specified number of years of service.

Actuarial valuations of all the plans are performed annually.

The North American and the South African post-employment obligations were measured at the end of the financial year.

The following schedule provides the plans’ funded status and obligations for the group:
		2008			2007
	South	North		South	North
US$ million	Africa	America	Total	Africa	America	Total
Change in present value of
defined benefit obligation
Defined benefit obligations
at beginning of year	78	95	173	61	103	164
Current service cost	2	2	4	1	2	3
Past service cost	–	–	–	–	(2)	(2)
Interest cost	6	5	11	6	5	11
Actuarial (gain) loss experience	(1)	(10)	(11)	(6)	(3)	(9)
Actuarial (gain) loss assumptions	(4)	(8)	(12)	13	(4)	9
Benefits paid	(3)	(7)	(10)	(6)	(6)	(12)
Translation difference	(12)	–	(12)	9	–	9
Defined benefit obligation at end of year	66	77	143	78	95	173
Present value of wholly unfunded obligations	66	77	143	78	95	173
Unrecognised past service credit	–	(5)	(5)	–	(6)	(6)
Recognised post employment benefit liability	(66)	(82)	(148)	(78)	(101)	(179)
Periodic post-employment benefit cost recognised in income statement
Current service cost	2	2	4	1	2	3
Interest cost	6	5	11	6	5	11
Amortisation of past service credit	–	(1)	(1)	–	(1)	(1)
Gain on curtailments & settlements	–	–	–	–	(1)	(1)
Net periodic post-employment
benefit cost charged to cost of
sales and selling, general and
administrative expenses	8	6	14	7	5	12

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

28.	Post-employment benefits other than pensions (continued)
			2008			2007
		South	North		South	North
	US$ million	Africa	America	Total	Africa	America	Total
	Amounts recognised in the
	statement of recognised
	income and expense
	Actuarial gains (losses)	5	18	23	(7)	7	–
	Cumulative actuarial gains and
	losses recognised in the statement
	of recognised income and expense
	Actuarial losses	(19)	(13)	(32)	(24)	(31)	(55)
	Weighted average actuarial
	assumptions at balance
	sheet date:	%	%		%	%
	Discount rate	9.00	7.60		8.25	6.30
	Health care cost trend initial rate	7.00	9.00		6.75	9.50
	which gradually reduces to an
	ultimate rate of	7.00	5.00		6.75	5.00
	over a period of (years)	–	4		–	5
	Weighted average actuarial
	assumptions used to determine
	periodic benefit cost:	%	%		%	%
	Discount rate	8.25	6.30		8.50	5.75
	Health care cost trend initial rate	6.75	9.50		6.50	10.00
	which gradually reduces to an ultimate rate of	6.75	5.00		5.60	5.00
	over a period of (years)	–	5		–	5

28.  Post-employment benefits other than pensions (continued)

Illustrating Sensitivity
The discount rate and health care cost trend rate can have a significant effect on the amounts reported. The table below illustrates the effect by changing key assumptions:

			1%	1%
	1%	1%	increase	decrease
	increase	decrease	in health	in health
	in discount	in discount	care cost	care cost
	rate	rate	trend rate	trend rate
2008
(Decrease) Increase in defined benefit obligation	(14)	16	13	(11)
(Decrease) Increase in aggregate of current service cost
and interest cost	(1)	1	1	(1)

2007
(Decrease) Increase in defined benefit obligation	n/a	n/a	14	(10)
(Decrease) Increase in aggregate of current service cost
and interest cost	n/a	n/a	1	(1)

US$ million			2008	2007
Post-employment benefits other than pension liabilities are presented on the balance sheet as follows:
Post-employment benefits other than pension liability (refer note 21)			141	181
Post-employment benefits other than pension included in other payables (receivables)			7	(2)
			148	179

Expected benefit payments for other than pension benefits are as follows:
		South	North
		Africa	America	Total
Payable in the year ending September:
2009		3	9	12
2010		3	9	12
2011		3	8	11
2012		4	8	12
2013		4	8	12
Years 2014 – 2018		20	32	52

The expected employer contribution for 2009 is US$11 million.

Notes to the group annual financial statements // continued
for the year ended September 2008

28.    Post-employment benefits other than pensions (continued)

Aggregate total of present value of the defined benefit obligation in the post retirement medical plans for the current annual period and for the previous four annual periods (ignoring unrecognised adjustments):

	2008	2007	2006	2005	2004
Defined benefit obligations	143	173	164	178	172
Aggregate gains and losses arising on plan liabilities for the current annual period and previous four annual periods:

	2008	2007	2006	2005	2004
Plan liabilities gains (losses)	23	–	(1)	–	(8)

29.    Share-based payments

The Sappi Limited Share Incentive Trust and The Sappi Limited Performance Share Incentive Trust
At the annual general meeting of shareholders held on 7 March 2005, shareholders adopted The Sappi Limited Performance Share Incentive Trust (Plan) in addition to The Sappi Limited Share Incentive Trust (Scheme) which had been adopted on 5 March 1997, and fixed the aggregate number of shares which may be acquired by all participants under the Plan together with the Trust at 19,000,000 shares, which constitute 7.9% of the issued share capital of Sappi Limited.

The Sappi Limited Share Incentive Trust (Scheme)
Under the rules of the Scheme, participants may be offered the opportunity to acquire ordinary shares (Scheme shares). This entails that Scheme shares are sold by the Scheme to participants on the basis that ownership thereof passes to the participant on conclusion of the contract but the purchase price is not payable immediately. Scheme shares are registered in the name of the participants and will be pledged in favour of the Scheme as security for payment of debt. Subject to certain limitations, a participant’s outstanding share debt will bear interest at such rate as determined by the board of directors. Dividends on Scheme shares are paid to the Scheme and will be applied in the payment of such interest. Scheme shares may only be released to participants as described below.

Under the rules of the Scheme, participants may be offered options to acquire ordinary shares (Share options). This entails that employees are offered options to purchase or subscribe for shares. Each share option will confer to the holder the right to purchase or subscribe for one ordinary share. This is based on the terms and conditions of the Scheme. Share options may only be released to participants as described below.

Under the rules of the Scheme, participants may be granted options to enter into agreements with the company to acquire ordinary shares (Allocation shares). These options need to be exercised by the employee within 12 months, failing which the option will automatically lapse. The exercise of the option must be accompanied by a deposit (if any) as determined by the board of directors of Sappi (the board). The participant will be entitled to take delivery of and pay for Allocation shares which are subject to the rules as described below.

Certain managerial employees are eligible to participate in the Scheme. The amount payable by a participant for Scheme Shares, Share Options or Allocation Shares is the closing price at which shares are traded on the JSE Limited on the trading date immediately preceding the date upon which the board authorised the grant of the opportunity to acquire relevant Scheme Shares, Share Options or Allocation Shares, as the case may be, to a participant. Pursuant to resolutions of the board passed in accordance with the rules of the Scheme, Scheme Shares may be released from the Scheme to participants, Share Options may be exercised by participants and Allocation Shares may be delivered to participants as follows for allocations prior to November 2004:

(i)	20% of the total number of shares after one year has elapsed from the date of acceptance by the participant of the grant;
(ii)	up to 40% of the total number of shares after two years have elapsed from the date of acceptance by the participant of the grant;

(iii)	up to 60% of the total number of shares after three years have elapsed from the date of acceptance by the participant of the grant;
(iv)	up to 80% of the total number of shares after four years have elapsed from the date of acceptance by the participant of the grant and
(v)	the balance of the shares after five years have elapsed from the date of acceptance by the participant of the grant;

and for allocations subsequent to November 2004 as follows

(i)	25% of the total number of shares after one year has elapsed from the date of acceptance by the participant of the grant;
(ii)	up to 50% of the total number of shares after two years have elapsed from the date of acceptance by the participant of the grant;
(iii)	up to 75% of the total number of shares after three years have elapsed from the date of acceptance by the participant of the grant; and
(iv)	the balance of the shares after four years have elapsed from the date of acceptance by the participant of the grant;

provided that the board may, at its discretion, anticipate or postpone such dates. Prior to the annual general meeting held on 2 March 2000, the Scheme provided that Share Options will lapse, among other reasons, if they remain unexercised after the tenth anniversary of the acceptance and that Scheme Shares and Allocation Shares must be paid for in full by participants by no later than the tenth anniversary of the acceptance. However, the annual general meeting approved an amendment to decrease the aforesaid ten-year period to eight years, in respect of offers made since 3 December 1999. The board has resolved that the benefits under the Scheme of Participants will be accelerated in the event of a change of control of the company, as defined in the Scheme, becoming effective (a) if, in concluding the change of control, the board in office at the time immediately prior to the proposed change of control being communicated to the board ceases to be able to determine the future employment conditions of the group’s employees or (b) unless the change of control is initiated by the board. Participants are entitled to require such acceleration by written notice to the company within a period of 90 days after the date upon which such change of control becomes effective.

The Scheme provides that appropriate adjustments are to be made to the rights of Participants in the event that the group, inter alia, undertakes a rights offer, a capitalisation issue, or consolidation of ordinary shares or any reduction in its ordinary share capital.

The Sappi Limited Performance Share Incentive Trust (Plan)
Under the rules of the Plan, participants who will be officers and other employees of the company may be awarded conditional contracts to acquire Shares for no cash consideration. If the performance criteria from time to time determined by the Human Resources Committee or Compensation Committee of the Board (Performance Criteria) applicable to each Conditional Contract, are met or exceeded, then Participants shall be entitled to receive such number of shares as specified in the Conditional Contract for no cash consideration after the fourth anniversary of the date on which the board resolves to award a Conditional Contract to that Participant. The Performance Criteria shall entail a benchmarking of the company’s performance against an appropriate peer group of companies.

If the board determines that the Performance Criteria embodied in a Conditional Contract have not been satisfied or exceeded, the number of shares to be allotted and issued and/or transferred to a Participant under and in terms of such Conditional Contract shall be adjusted downwards.

Provision is made for appropriate adjustments to be made to the rights of Participants in the event that the company, inter alia, undertakes a rights offer, is a party to a scheme of arrangement affecting the structuring of its issued share capital or reduces its share capital if, (a) the company undergoes a change in control after an Allocation date other than a change in control initiated by the board itself, or (b) the person/s (or those persons acting in concert) who have control of the company as at an Allocation date, take/s any decision, pass/es any resolution and/or take/s any action the effect of which is to delist the company from the JSE Limited and the company becomes aware of such decision, resolution and/or action, the company is obligated to notify every Participant thereof on the basis that such Participant may within a period of one month (or such longer period as the board may permit) take delivery of those shares which he/she would have been entitled to had the Performance Criteria been achieved.

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

29.    Share-based payments (continued)

Allocations (number of shares)	2008	2007

During the year the following offers were made to employees:
Share Options	925,700	–
Share Options Declined	(14,000)	–
Performance shares**	730,000	1,713,000
Performance Share Declined	–	(1,500)
Restricted shares**	–	45,000
	1,641,700	1,756,500

Scheme shares, share options, restricted shares, performance shares and allocation shares activity was as follows during the financial years ended September 2008 and 2007:

	Sheme Shares***	Restricted Shares	Share options(1)	Perfor- mance shares(2)	Weighted average exercise price (ZAR)*	Allocation Shares(1)	Weighted average exercise price (ZAR)*	Total Shares

Outstanding at
September 2006	1,535,362	12,500	4,503,450	1,892,400	85.09	1,930,500	90.82	9,874,212
– Offered and accepted	–	45,000	–	1,711,500	–	–	–	1,756,500
– Paid for/released	(92,700)	(47,500)	(1,046,800)	–	64.88	(450,650)	61.86	(1,637,650)
– Returned, lapsed and forfeited	–	–	(327,700)	(286,500)	52.54	(71,300)	124.94	(685,500)

Outstanding at
September 2007	1,442,662	10,000	3,128,950	3,317,400	49.01	1,408,550	98.20	9,307,562
– Offered and accepted	–	–	911,700	730,000	52.02	–	–	1,641,700
– Paid for/released	(90,800)	–	(452,200)	–	63.47	(273,750)	–	(816,750)
– Returned, lapsed and forfeited	(31,800)	–	(355,750)	(96,300)	93.76	(29,350)	–	(513,200)

Back into Trust	31,800	–	–	–	147.20	–	–	31,800

Outstanding at
September 2008	1,351,862	10,000	3,232,700	3,951,100	46.00	1,105,450	98.20	9,651,112
Exercisable at September 2006	595,750	–	2,525,750	–	85.69	1,436,950	86.55	4,558,450
Exercisable at September 2007	587,600	–	2,104,550	–	96.21	1,196,650	99.71	5,800,130
Exercisable at September 2008	491,300	–	1,906,330	5,000	96.97	1,032,300	110.22	3,434,930

*	The share options are issued in South African Rands.
**	Restricted shares (awarded on an ad-hoc basis to certain individuals on various terms and conditions) and performance shares are issued for no cash consideration. The value is determined on the day the shares are taken up.
***	The number of Scheme shares, which are not subject to credit sales amounts to 855,662 (2007: 823,862).
(1)	Issued in terms of the Scheme.
(2)	Issued in terms of the Plan.

The fair value of Scheme shares held at September 2008 was US$8.7 million (September 2007: US$12.5 million).

29.    Share-based payments (continued)

The following table sets out the number of share options outstanding at the end of September, excluding the scheme shares:

	2008	2007	Vesting conditions	Vesting date	Expiry date	Exercise price (ZAR)

19 January 1998	–	30,100	Time	(i)	19 January 2008	19.90
14 December 1998	48,300	79,700	Time	(i)	14 December 2008	22.10
03 February 1999	1,000	1,000	Time	(i)	03 February 2009	22.35
21 December 1999	–	284,800	Time	(i)	21 December 2007	53.85
15 January 2001	213,800	243,200	Time	(i)	15 January 2009	49.00
15 August 2001	–	5,000	Time	(i)	15 August 2009	75.90
04 February 2002	7,000	7,000	Time	(i)	04 February 2010	131.40
28 March 2002	623,000	662,000	Time	(i)	28 March 2010	147.20
30 January 2003	–	250,000	Time	(i)	30 January 2011	115.00
13 February 2003	743,800	813,300	Time	(i)	13 February 2011	112.83
30 December 2003	150,250	155,500	Time	(i)	30 December 2011	79.25
14 January 2004	630,700	801,800	Time	(i)	14 January 2012	79.25
25 March 2004	1,000	1,000	Time	(i)	25 March 2012	86.60
26 March 2004	–	3,000	Time	(i)	26 March 2012	87.50
13 December 2004	1,029,500	1,200,100	Time	(i)	13 December 2012	78.00
13 December 2004	148,000	148,000	Performance	13 December 2008	N/A	–
13 December 2005	1,413,800	1,462,900	Performance	13 December 2009	N/A	–
08 August 2006	50,000	50,000	Performance	08 August 2010	N/A	–
15 January 2007	5,000	5,000	Performance	31 December 2007	N/A	–
15 January 2007	5,000	5,000	Performance	31 December 2008	N/A	–
15 January 2007	5,000	5,000	Performance	31 December 2009	N/A	–
29 January 2007	50,000	50,000	Performance	29 January 2011	N/A	–
31 May 2007	1,419,300	1,456,500	Performance	31 May 2011	N/A	–
01 June 2007	–	10,000	Performance	01 June 2011	N/A	–
02 July 2007	100,000	100,000	Performance	02 July 2011	N/A	–
10 September 2007	10,000	10,000	Time	10 September 2008	N/A	–
10 September 2007	25,000	25,000	Performance	10 September 2011	N/A	–
12 December 2007	610,600	–	Time	12 December 2011	12 December 2015	91.32
12 December 2007	525,000	–	Performance	12 December 2011	N/A	–
19 March 2008	279,200	–	Time	19 March 2012	19 March 2016	98.80
19 March 2008	205,000	–	Performance	12 March 2012	N/A	–

	8,299,250	7,864,900

(i) These vest over four or five years depending on the date of allocation.

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

29.    Share-based payment (continued)

The following assumptions have been utilised to determine the fair value of the shares granted in the financial period in terms of the Scheme and the Plan:

	Issue 32	Issue 32	Issue 32	Issue 33	Issue 33	Issue 33
Date of grant	12 Dec 07	12 Dec 07	12 Dec 07	19 Mar 08	19 Mar 08	19 Mar 08
Type of award	Normal	Per-	Per-	Normal	Per-	Per-
	Option	formance	formance	Option	formance	formance
Share Price at grant date	ZAR90.00	US$14.22	US$14.22	ZAR94.98	US$11.64	US$11.64
Strike Price of share	ZAR91.32	–	–	ZAR98.8	–	–
Vesting Period	4 years	4 years	4 years	4 years	4 years	4 years
Vesting conditions			Cash Flow			Cash Flow
		Market	Return on		Market	Return on
	Propor-	related –	Net Assets	Propor-	related –	Net Assets
	tionately	relative	relative	tionately	relative	relative
	over time	to peers	to peers	over time	to peers	to peers
Expected life of options (years)	8 years	n/a	n/a	8 years	n/a	n/a
Market related vesting conditions	n/a	Yes	No	n/a	Yes	No
Percentage expected to vest	n/a	39.4%	100%	n/a	41.8%	100%
Number of shares offered	633,000	525,000	525,000	282,900	205,000	205,000
Volatility	30.5%	32,4%	n/a	30.8%	33.0%	n/a
Risk free discount rate	11.6%	5.3%		11.8%	2.7%
	(US yield)	(US yield)	n/a	(US yield)	(US yield)	n/a
Expected dividend yield	2.29%	2.11%	2.11%	2.34%	2.75%	2.75%
Expected percentage of issuance	95%	95%	95%	95%	95%	95%
Model used to value		Modified	Market		Modified	Market
	Binomial	binomial	price	Binomial	binomial	price
Fair value of option	ZAR43.75	ZAR53.13	ZAR70.22	ZAR41.70	ZAR52.07	ZAR68.68

Volatility has been determined with reference to the historic volatility of the Sappi share price over the expected period.

Share options, allocation shares, restricted shares and performance shares to executive directors, which are included in the above figures, are as follows:

	2008 Number of options/ shares	2008 Number of options/ shares
At beginning of year	249,000	633,000
Share Options, Restricted Shares and Performance Shares granted	90,000	–
Share Options and Allocation Shares exercised/declined	–	(90,000)
Shares removed on resignation or retirement of directors	–	(394,000)
Shares brought in on appointment of director	–	100,000

At end of year	339,000	249,000

 29.    Share-based payment (continued)

The following table sets forth certain information with respect to the 339,000 Share Options and performance Shares granted by Sappi to executive directors:

Issue date	Number of options/shares	Expiry date	Exercise price (ZAR)
15 January 2001	3,000	15 January 2009	49.00
28 March 2002	15,000	28 March 2010	147.20
13 February 2003	15,000	13 February 2011	112.83
30 December 2003	18,000	30 December 2011	79.25
13 December 2004	18,000	13 December 2012	78.00
13 December 2004 *	6,000	13 December 2008	–
13 December 2005 *	24,000	13 December 2009	–
08 August 2006 *	50,000	08 August 2010	–
02 July 2007 *	100,000	02 July 2011	–
12 December 2007 *	90,000	12 December 2011	–
	339,000

* Performance shares.

Refer to note 36 for further information on Directors participation in the Scheme and the Plan.

No new loans have been granted to the executive directors since 28 March 2002.

30.    Financial Instruments
The group’s financial instruments consist mainly of cash and cash equivalents, accounts receivable, certain investments, accounts payable, borrowings and derivative instruments.

Introduction

The principal risks to which Sappi is exposed through financial instruments are:

a) market risk (the risk of loss arising from adverse changes in market rates and prices), arising from:
-  interest rate risk
-  foreign exchange risk
-  commodity price and availability risk

b)  credit risk

c)  liquidity risk

The group’s main financial risk management objectives are to identify, measure and manage the above risks as more fully discussed under the individual risk headings below.

Sappi’s Group Treasury is comprised of two components: Sappi International, located in Brussels, which manages the group’s non-South African treasury activities and, for local regulatory reasons, the operations based in Johannesburg which manage the group’s Southern African treasury activities.

These two operations collaborate closely and are primarily responsible for the group’s interest rate, foreign currency, liquidity and credit risk (insofar as it relates to deposits of cash, cash equivalents and financial investments).

Commodity risk and credit risk (insofar as it relates to trade receivables) are primarily managed regionally but are co-ordinated on a group basis.

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

30.    Financial Instruments (continued)

The group’s Limits of Authority framework delegates responsibility and approval authority to various officers, committees and boards based on the nature, duration and size of the various transactions entered into by, and exposures of, the group including the exposures and transactions relating to the financial instruments and risks referred to in this note.

a)  Market risk

Interest rate risk
Interest rate risk is the risk that an investment's value will change due to a change in the absolute level of interest rates, in the spread between two rates, in the shape of the yield curve or in any other interest rate relationship.

The group is exposed to interest rate risk as it borrows funds at both fixed and floating interest rates. The group monitors market conditions and may utilise approved interest rate derivatives to alter the existing balance between fixed and variable interest rate loans in response to changes in the interest rate environment. Hedging of interest rate risk for periods greater than one year is only allowed if income statement volatility can be minimised by means of hedge accounting, fair value accounting or other means. The group’s exposure to interest rate risk is set out below.

Interest-bearing borrowings

The table below provides information about Sappi’s current and non-current borrowings that are sensitive to changes in interest rates. The table presents discounted cash flows by expected maturity dates. The average fixed effective interest rates presented below are based on weighted average contract rates applicable to the amount expected to mature in each respective year. Forward looking average variable effective interest rates for the financial years ended September 2008 and thereafter are based on the yield curves for each respective currency as published by Reuters on 28 September 2008. The information is presented in US$, which is the group’s reporting currency.

A detailed analysis of the group’s borrowings is presented in note 20.

	Expected maturity date
(US$ equivalent in millions)	2009	2010	2011	2012	2013	2014+	Total Carrying Value	2008 Fair Value	2007 Carrying Value	2007 Fair Value

US Dollar
Fixed rate	21	38	–	–	–	–	59	58	55	56
Average interest rate (%)	4.00	4.49	–	–	–	–	4.31		5.01
Variable rate(1)(2)	142	–	–	487	–	350	979	885	946	947
Average interest rate (%)	4.08	4.18	4.18	6.84	4.18	7.33	6.61		7.39
Euro
Fixed rate	6	6	584	2	2	3	603	582	716	721
Average interest rate (%)	5.97	6.05	4.61	2.45	3.64	1.84	4.62		4.69
Variable rate(3)	488	–	–	–	–	–	488	488	297	297
Average interest rate (%)	4.43	–	–	–	–	–	4.43		3.98
Rand
Fixed rate	7	20	45	126	157	11	366	350	399	408
Average interest rate (%)	9.46	8.70	8.84	10.65	9.64	11.28	9.88		9.81
Variable rate(4)	6	1	–	–	–	–	7	7	44	44
Average interest rate (%)	10.67	10.67	–	–	–	–	10.67		9.84

30.    Financial Instruments (continued)

			Expected maturity date
							Total	2008	2007	2007
							Carrying	Fair	Carrying	Fair
(US$ equivalent in millions)	2009	2010	2011	2012	2013	2014+	Value	Value	Value	Value
Swiss Franc
Fixed rate
Average interest rate (%)
Variable rate	151	–	–	–	–	–	151	151	142	142
Average interest rate (%)	3.26	–	–	–	–	–	3.26		3.3
Total
Fixed rate	34	64	629	128	159	14	1,028	990	1,170	1,184
Average interest rate (%)	5.43	5.94	4.91	10.55	9.57	9.05	6.47		6.46
Variable rate	787	1	–	487	–	350	1,625	1,531	1,429	1,429
Average interest rate (%)	4.19	10.67	–	6.84	–	7.33	5.66		6.36
Fixed and variable	821	65	629	615	159	364	2,653	2,521	2,599	2,613
Current portion							821	821	771	764
Long term portion							1,832	1,700	1,828	1,898
Total interest-bearing borrowings (refer note 20)							2,653	2,521	2,599	2,662

The fair value of non-current borrowings is estimated by Sappi based on the rates from market quotations for non-current borrowings with fixed interest rates and on quotations provided by internationally recognised pricing services for notes, exchange debentures and revenue bonds.

The above mentioned fair values include Sappi’s own credit risk. Please refer to the sensitivity analysis regarding interest rate risk for additional information regarding Sappi’s rating.

(1)	Includes fixed rate loans where fixed-for-floating rate swap contracts have been used to convert the exposure to floating rates. Some of the swaps do not cover the full term of loans.
(2)	The US Dollar floating interest rates are based on the London Inter-bank Offered Rate (LIBOR).
(3)	The Euro floating interest rates are based on the European Inter-bank Offered Rate (EURIBOR).
(4)	The Rand floating interest rates are predominately based on the Johannesburg Inter-bank Agreed Rate (JIBAR).

The range of interest rates in respect of all non-current borrowings comprising both fixed and floating rate obligations, is between 2.45% and 11.28% (depending on currency). At September 2008, 39% of Sappi’s borrowings were at fixed rates of interest, and 61% were at floating rates. Floating rates of interest are based on LIBOR for USD borrowings, on EURIBOR for Euro denominated borrowings and on JIBAR for ZAR borrowings. Fixed rates of interest are based on contract rates.

Sappi’s Southern African operations have in the past been particularly vulnerable to adverse changes in short-term domestic interest rates, as a result of the volatility in interest rates in South Africa. During 2008 domestic interest rates have increased from 10.26 % to 12.05 % for the 3-month JIBAR.

Sappi uses interest rate options, caps, swaps and interest rate and currency swaps as a means of managing interest rate risk associated with outstanding debt entered into in the normal course of business. Sappi does not use these instruments for speculative purposes. Interest rate derivative financial instruments are measured at fair value at each reporting date with changes in fair value recorded in profit or loss for the period. The group has designated certain derivatives as hedges of fixed rate debt in a documented hedging strategy.

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

30.    Financial Instruments (continued)

Interest rate derivative financial instruments are measured at fair value at each reporting date with changes in fair value recorded in profit or loss for the period. The hedge relationship has been assessed as highly effective on a quarterly basis. Changes in the fair value of the underlying debt, attributable to changes in the credit spread are excluded from the hedging relationship.

The group has determined at inception and in subsequent periods that the derivatives are highly effective in offsetting fair value exposure of the debt being designated as hedged. Because only interest rate risk is designated as being hedged, credit risk related to the hedged debt is excluded from the group's assessment of the hedge being highly effective. The carrying value of the hedged debt is adjusted to reflect only changes in fair value related to changes in interest rates. This is offset by the change in fair value of the derivative instrument, which reflects changes in fair value related to both interest rate risk and credit risk.

At September 2008 Sappi had in total seven US$ interest rate swap contracts, converting fixed rates to floating rates, outstanding for a total amount of US$856.6 million and the swaps had a positive total fair value of US$18.7 million (2007: seven contracts, total amount US$856.6 million, negative fair value US$10 million) and an interest rate and currency swap (IRCS) contract outstanding for the amount of US$233 million with a positive fair value of US$56.8 million. This swap converts future US$ cash flows into GBP and fixed US$ interest rates into fixed GBP interest rates (2007: US$350 million with a fair value of US$137 million). See details of the swaps in the table below:

Instrument	Interest Rate	Maturity date	Nominal value US$ million	Fair value* favourable (unfavourable) US$ million
Interest rate swaps:
	6.75% to variable (LIBOR)	June 2012	250	4
	6.75% to variable (LIBOR)	June 2012	200	2
	6.75% to variable (LIBOR)	June 2012	50	1
	7.50% to variable (LIBOR)	June 2012	250	6
	5.90% to variable (LIBOR)	November 2013	28	1
	7.38% to variable (LIBOR)	July 2014	44	2
	6.65% to variable (LIBOR)	October 2014	35	2
Interest rate and currency swaps:
	US Dollar 6.30% into
	Pound Sterling 6.66%	December 2009	233	57
Total				75
* This refers to the carrying value.

The fair value of interest rate swaps and IRCS is the estimated amount that Sappi would pay or receive to terminate the agreement at the balance sheet date, taking into account current interest rates and the current creditworthiness of the counterparties considering the specific relationships of Sappi group with those counterparties.

30.    Financial Instruments (continued)

Summary sensitivity analyses external interest rate derivatives

The following is a sensitivity analysis of the impact on the income statement in US Dollars due to the change in fair value of interest rate derivative instruments due to changes in the interest rate basis points (bps). The sensitivity analysis of floating rate debt, including fixed rate debt swapped into floating rates, is carried out separately (see below).

Interest rate currency swap
Scenario name	Base Value	Scenario Value	Change	% Change
–50bps GBP-LIBOR-6M	56.8	57.9	1.1	1.9
+50 bps GBP-LIBOR-6M	56.8	55.8	(1.0)	(1.8)

	Base	Scenario
Scenario name	Value	Value	Change	% Change
–50 bps USD-LIBOR-3M	56.8	56.0	(0.8)	(1.4)
+50 bps USD-LIBOR-3M	56.8	57.7	0.9	1.6

The IRCS covers an intra-group loan from a GBP-reporting Sappi entity of US$233 million, maturing in tranches between December 2008 and 2009. The derivative converts fixed USD interest payments of 6.30% into fixed GBP interest income of 6.6%, as well as the redemption of principal amounts at maturity. The fair value of the instrument is subject to changes of both the inherent exchange rates and interest rates. Fair value changes of the derivative caused by currencies are neutralised by currency changes in the underlying intra-group loan.

At 28 September 2008 the fair value of the derivative amounted to US$56.8 million ("Base Value" in the table above), of which US$51.1 million was due to the exchange rate movement between inception and the reporting date. This amount is compensated by the opposite movement of the underlying loan and therefore has no impact on the income statement. The portion of the fair value due to interest rate movements, which has impacted the income statement, amounts to a negative value of US$2.3 million. This value will reduce to zero at maturity.

For the period outstanding, the table above shows the impact that a shift of 50 bps on the LIBOR curve would have on the fair value. An increase in the USD LIBOR adds to the fair value, as does a decrease of the GBP LIBOR. When the GBP and the USD interest rates move the same way, the one roughly compensates the other. If the rates would drift in opposite directions this would have an impact of approximately US$2 million for a shift of 50 bps.

Since the inception of the instrument, the largest shift in opposite directions experienced over a twelve-month period was 3.14%, due to a decrease in USD rates of 2.56 % and an increase in the GBP rates of 0.58%. Applied to the fair value as per 28 September 2008, this would have resulted in a negative change in fair value of US$5.8 million.

Interest rate currency swap
Scenario name	Base Value	Scenario Value	Change	% Change
–256 bps USD-LIBOR-3M	56.8	52.2	(4.6)	(8.1)
+58 bps GBP-LIBOR-6M	56.8	55.6	(1.2)	(2.1)
Total			(5.8)

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

30.    Financial Instruments (continued)

The interest rate swaps (fixed to floating) applied to the US$750 million bonds issued by Sappi Papier Holding (SPH) and to the US$106 million bonds issued by SD Warren show the following sensitivity to a 50 bps interest rate change on a tenor of 4 years for the Sappi Papier Holding bonds and 6 years for the SD Warren bonds:

IRS – Sappi Papier Holding
Scenario name	Base Value	Scenario Value	Change	% Change
–50 bps USD-LIBOR-3M	(750.7)	(749.6)	1.1	(0.1)
+50 bps USD-LIBOR-3M	(750.7)	(751.7)	(1.0)	0.1

IRS – SD Warren

Scenario name	Base Value	Scenario Value	Change	% Change
–50 bps USD-LIBOR-3M	(106.8)	(106.6)	0.2	(0.2)
+50 bps USD-LIBOR-3M	(106.8)	(107.0)	(0.2)	0.2

The largest change in the 3-month USD interest rates since inception of the swaps in a twelve month period was a 2.56% decrease. Applied to the fair value as per September 2008, the net impact on the SPH bonds would have been a US$5.5 million gain and for the SD Warren bonds a US$1.0 million gain.

IRS – Sappi Papier Holding
Scenario name	Base Value	Scenario Value	Change	% Change
–256 bps USD-LIBOR-3M	(750.7)	(745.2)	5.5	(0.7)

IRS – SD Warren

Scenario name	Base Value	Scenario Value	Change	% Change
–256 bps USD-LIBOR-3M	(106.8)	(105.8)	1.0	(0.9)

The above analysis measures the impact on the income statement that a change in fair value of the interest rate derivatives would have, if the specified scenarios were to occur.

30.    Financial Instruments (continued)

Sensitivity analysis of interest rate risk – in case of a credit rating downgrade of Sappi

The following table shows the sensitivity of securitisation debt to changes in the group's own credit rating. It is worth noting that the change in value of the securitisation debt is included in the sensitivity analysis of floating rate debt in the table below.

Securitisation in Europe and Hong Kong	Notional	Impact on income statement of downgrade below BB credit rating
Europe	219.9	0.11
Hong Kong	73.5	0.04

Sub-total	293.4	0.15

Impact calculated on total portfolio amounts to:	0.05%

The pricing of the securitisation contracts in Europe and Hong Kong would be impacted as set out in the table above if the company were to be downgraded below the current rating. The US securitisation arrangement would not be impacted by a possible downgrade, as there are sufficient other credit enhancements to mitigate the co-mingling risk.

All other external debt would not be impacted by a possible downgrading of Sappi.

Sensitivity analysis of interest rate risk of floating rate debt – in '000 USD

US$ million	Total	Fixed rate	Floating rate	Impact on I/S of 50 bps interest
Total debt	2,653.3	1,028.5	1,624.9	8.1
Ratio fixed/floating to total debt		39%	61%

The floating rate debt represents 61% of total debt. If interest rates were to increase (decrease) by 50 bps the finance cost on floating rate debt would increase (decrease) by US$8.1 million.

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

30.    Financial Instruments (continued)

Currency risk

Sappi is exposed to economic, transaction and translation currency risks. The objective of the group in managing currency risk is to ensure that foreign exchange exposures are identified as early as possible and actively managed.

–	Economic exposure consists of planned net foreign currency trade in goods and services not yet manifested in the form of actual invoices and orders;
–	Transaction exposure arises due to transactions entered into, which result in a flow of cash in foreign currency, such as payments under foreign currency long and short term loan liabilities, purchases and sales of goods and services, capital expenditure purchases and dividends. Where possible, commercial transactions are only entered into in currencies that are readily convertible by means of formal external forward exchange contracts; and
–	Translation exposure arises when translating the groups assets, liabilities, income and expenditure into the group's presentation currency. Borrowings are taken out in a range of currencies which are based on the group's preferred ratios of gearing and interest cover based on a judgement of the best financial structure for the group. On consolidation this gives rise to translation exposure which is not hedged.

In managing currency risk, the group first makes use of internal hedging techniques, with external hedging being applied thereafter. External hedging techniques consist primarily of foreign currency forward exchange contracts and currency options. Foreign currency capital expenditure on projects must be covered as soon as practical (subject to regulatory approval).

Currency risk analysis

In the preparation of the currency risk analysis the derivative instrument has been allocated to the currency which the underlying instrument has been hedging.

	Total	Total in Scope	USD	EUR	ZAR	GBP	Other (converted into USD)

2008
Financial assets
Other non-current assets	168	44	2	5	37	–	–
Long term derivative
financial instruments*	76	76	(223)	–	–	299	–
Trade and other receivables	698	626	287	275	22	32	10
Current derivative
financial instruments*	4	4	1	–	–	3	–
Cash and cash equivalents	274	274	82	101	91	–	–

		1,024	149	381	150	334	10
Financial liabilities
Non-current interest-
bearing borrowings	1,832	1,832	875	597	360	–	–
Derivative financial instruments*	1	1	–	–	1	–	–
Current interest-
bearing borrowings	821	821	164	494	12	–	151
Overdraft	26	26	–	10	2	4	10
Current: derivative
financial instruments*	24	24	24	–	–	–	–
Trade and other payables	959	756	196	297	239	8	16

		3,460	1,259	1,398	614	12	177
Foreign exchange gap		(2,436)	(1,110)	(1,017)	(464)	322	(167)

30.    Financial Instruments (continued)

Currency risk (continued)

							Other
		Total in					(converted
	Total	Scope	USD	EUR	ZAR	GBP	into USD)

2007
Financial assets
Other non-current assets	165	36	1	6	29	–	–
Long term derivative
financial instruments*	137	137	(356)	–	–	493	–
Trade and other receivables	653	600	295	201	27	32	45
Current derivative
financial instruments*	7	7	7	–	–	–	–
Cash and cash equivalents	364	364	79	108	174	–	3
		1,144	26	315	230	525	48
Financial liabilities
Non-current interest-
bearing borrowings	1,828	1,828	851	576	401	–	–
Derivative financial instruments*	15	15	12	3	–	–	–
Current interest-
bearing borrowings	771	771	162	425	42	–	142
Overdraft	22	22	7	8	1	2	4
Current: derivative
financial instruments*	28	28	26	–	2	–	–
Trade and other payables	952	816	214	341	252	6	3

		3,480	1,272	1,353	698	8	149
Foreign exchange gap		(2,336)	(1,246)	(1,038)	(468)	517	(101)

* The amount disclosed with respect to derivative instruments, reflects the currency which the derivative instrument is covering.

The above table does not indicate the group’s foreign exchange exposure, it only shows the financial instruments assets and liabilities classified per underlying currency.

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

30.    Financial Instruments (continued)

The group’s foreign currency forward exchange contracts at September 2008 are detailed below.

		2008		2007
		Contract	Fair value*		Fair value*
		amount	(unfavour-		(unfavour-
		(Notional	able)	Contract	able)
US$ million		amount)	favourable	amount	favourable
Foreign currency
Bought:	US Dollar	2	–	33	(2)
	Euro	13	–	27	–
	ZAR	11	–	–	–
Sold:	US Dollar	(168)	(3)	(173)	7
	Euro	(735)	(17)	(875)	(25)
	ZAR	–	–	(89)	(4)
		(877)	(20)	(1,077)	(24)

* This refers to the fair value.

The fair value of foreign currency contracts has been computed by the group based upon the market data valid at September 2008.

All forward currency exchange contracts are valued at fair value with the resultant profit or loss included in the net finance costs for the period.

Forward exchange contracts are used to hedge the group from potential unfavourable exchange rate movements that may occur on recognised financial assets and liabilities or planned future commitments.

The foreign currency forward exchange contracts have different maturities, with the most extended maturity date being September 2009.

As at the year end there was an open exposure of US$35.6 million which has since been hedged.

Sensitivity analysis – in USD gain (loss)

Base currency	Exposure	+10%	–10%

EUR	(28.8)	(2.6)	3.2
GBP	1.3	0.1	(0.1)
USD	13.0	1.2	(1.4)
ZAR	(24.4)	(2.2)	2.7
Other currencies	3.3	0.3	(0.4)
Total	(35.6)	(3.2)	4.0

Based on the exposure as at September 2008, if the foreign currency rates had moved 10% upwards or downwards compared to the closing rates, the result would have been impacted by a loss of US$3.2 million (increase of 10%) or a gain of US$4.0 million (decrease of 10%).

During 2008 we have contracted non-deliverable average rate foreign exchange transactions for a total notional value of US$173.4 million which were used as an overlay hedge of export sales. Since these contracts have all matured before 28 September 2008, these constitute non-representative positions. The total impact on the income statement amounts to a loss of US$2.7 million.

30.    Financial Instruments (continued)

Commodity risk

Commodity risk arises mainly from price volatility and threats to security of supply.

A combination of contract and spot deals are used to manage price volatility and contain costs. Contracts are limited to the group's own use requirements. The group aims to improve its understanding of the direction, magnitude and duration of future commodity price changes and to develop commodity specific expertise.

The group manages security of supply by establishing alternate sources of supply and focusing on products and processes that allow the use of alternative commodities. Sappi examines its supply and quality risk on an ongoing basis with the view to continuously improve its commodity management practices.

During 2008 we have not contracted any derivatives with respect to commodities.

b)  Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the group. The group faces credit risk in relation to trade receivables, cash deposits and financial investments.

Credit risk relating to trade debtor management is the responsibility of regional management and is co-ordinated on a group basis.

The group’s objective in relation to credit risk is to limit the exposure to credit risk through specific group-wide policies and procedures. Credit control procedures are designed to ensure the effective implementation of best trade receivable practices, the comprehensive maintenance of all related records, and effective management of credit risk for the group.

The group assesses the credit worthiness of potential and existing customers in line with the credit policies and procedures. Appropriate collateral is obtained to minimise risk. Exposures are monitored on an ongoing basis utilising various reporting tools which highlight potential risks.

In the event of deterioration of credit risk, the appropriate measures are taken by the regional credit management. All known risks are required to be fully disclosed, accounted for, and provided for as bad debts in accordance with the applicable accounting standards.

Quantitative disclosures on credit risk are included in note 16 of the annual financial statements.

A large percentage of our trade receivables are credit insured.

Hedge accounting

The group has the following fair value hedges which qualify for hedge accounting:

Bonds at fixed interest rates for a total notional amount of US$856 million are hedged by seven external interest rate swaps (IRS). These IRS with a positive fair value of US$18.7 million convert the USD fixed interest rates into floating 6-month LIBOR set in arrears. The hedged risk is designated to be the interest rate risk arising from fluctuations in the US LIBOR swap curve. The effect of this transaction is to convert fixed rate debt into floating rate debt.

In fiscal 2005 the hedge was de-designated at the end of March, April and June 2005 respectively and was only re-designated in June 2005. During this period, hedge accounting was interrupted for a certain number of deals. The changes in fair value of the bonds until the moment of de-designation are amortised over the remaining life of the hedge.

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

30.    Financial Instruments (continued)

In fiscal 2007 Sappi decided to replace its valuation and hedge effectiveness tool by the REVALHedgeRx Module (see description hereunder). At the same time it was decided to switch from the Volatility Variance Method (VVM) to the linear regression analysis as the statistical test, which is an appropriate alternative to test hedge effectiveness of a fair value hedge.

A change in the hedge effectiveness measurement methodology requires the de-designation of the existing hedge relationship. Simultaneously a re-designation of the same hedge relationship was carried out, however this has catered for a revised hedge effectiveness measurement methodology. There was no material impact on the income statement as a result of this change.

As the swaps were contracted some time after the issuance of the underlying bonds, at the time of designating the hedge relationship it was required to mark-to-market the bonds for the hedged risk (ie for changes in the benchmark interest rate) in order to determine the hedged fair value at inception of the hedge (create an initial fair value benchmark) which was different to the face value as market conditions had changed since the bonds were issued. All future hedge adjustments to the carrying value of the bonds are based on changes in the fair value of this benchmark due to changes in the benchmark interest rate. The bonds are remeasured for changes in the benchmark interest rate and the swaps are revalued for changes in their fair value on a monthly basis and show movements in line with changing market conditions. Over the life of the bonds, the hedged fair value benchmark will revert to the face value of the bonds (the repayment amounts), whereas the hedging swaps will revert to a final fair value of zero. The carrying value of the bonds, including the effect of hedge accounting, will at maturity be equal to the sum of (1) the face value and (2) the total change in the initial hedged fair value (fair value benchmark), which will be different to the effective amount to be repaid (the face value). Therefore Sappi decided in fiscal 2007 to amortise the mismatch between the initial fair value benchmark and the face value payable at maturity in order to recognise the income statement impact over the remaining period until maturity, instead of recognising the difference only at maturity.

The following is an analysis of the impact on pre-tax profit and loss from the period

	2008	2007
(without brackets favourable)	US$ million	US$ million
De/re-designation	–	–
Amortisation*	(5)	(2)
Residual ineffectiveness	–	–
– gain on hedging instruments	30	14
– loss on hedged item	(30)	(14)

Total	(5)	(2)

* The outstanding amount on the balance sheet to be amortised over the next five years corresponds to US$27.9 million.

Sappi uses the REVALHedgeRx module (REVAL), a web based application providing treasury and risk management solutions supplied by Reval.Com, Inc., a financial technology company based in New York to assess both the prospective and the retrospective effectiveness of the fair value hedge relationship.

The statistical method chosen to measure prospective and retrospective effectiveness is the linear regression analysis.

REVAL uses past data to demonstrate that a hedge relationship is expected to be highly effective in a prospective hedge effectiveness test and, was highly effective in a retrospective hedge effectiveness test.

The number of data points used to measure effectiveness and the frequency of the data must be consistent over the life of the hedge for both prospective and retrospective testing and must be appropriate given the particularities of the hedge. It is therefore considered appropriate to use 60 monthly rolling data points. The monthly data points correspond to the historical Sappi month-end dates.

30.    Financial Instruments (continued)

In order to create a complete set of data for the regression analysis, both the hedging instrument and the hedged item are back dated at the inception date by creating a proxy trade. Actual historical 3-month USD LIBOR curves are used to generate net present values of the proxy trades. As time passes, REVAL will update the regression by adding new actual observations and excluding the same number of the oldest simulated observations from the data set.

The prospective test is considered to be identical to the retrospective test, which implies that for the prospective test the same past data (i.e. actual historical curves and remaining cash flows at each Sappi month-end date of the retrospective test) is used for the retrospective test.

Changes in fair value will represent period-to-period changes in “clean” fair value (accruals of interest excluded).

During September and October 2006, Sappi entered into firm commitments for the purchase of equipment in foreign currency. These commitments were hedged for foreign exchange risk by forward exchange contracts and were designated as a fair value hedge. The hedged risk was designated to be the foreign currency risk arising from fluctuations in the foreign currency rates relating to the purchase of equipment.

The fair value hedge was accounted for as follows:

The hedging instrument was recorded at fair value in the balance sheet with changes in fair value recorded through the income statement. The full fair value method is used to calculate the changes in fair value of the hedging instrument. At maturity of the foreign exchange contract the related cash flows were booked at the spot rate of that day according to IAS 21.

The firm commitment (hedged item) was not recognised in the balance sheet at inception of the hedge because it was an executory contract for the future delivery of equipment. Only the subsequent changes in fair value of the commitment attributable to the hedged risk are recorded on the balance sheet and through the income statement.

In 2008, Sappi took delivery of the purchased equipment. Hedge accounting has been discontinued in the 2008 fiscal year. The portion of the hedge that was determined to be effective has been included on the balance sheet as part of the cost of purchase for the equipment.

c)  Liquidity risk

Liquidity risk is the risk that the group will be unable to meet its current and future financial obligations as they fall due.

The group’s objective is to manage its liquidity risk by:

–	managing its bank balances, cash concentration methods and cash flows;
–	managing its working capital and capital expenditure;
–	ensuring the availability of a minimum amount of short term borrowing facilities at all times, to meet any unexpected funding requirements; and
–	ensuring appropriate long-term funding is in place to support the group’s long term strategy.

Details of the group’s borrowings, including the maturity profile thereof, as well as the group’s committed and uncommitted facilities are set out in note 20.

The group is in compliance with all material financial covenants applicable to its borrowing facilities.

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

30.    Financial Instruments (continued)

Liquidity risk management – September 2008

	Total	Fair
	financial	value of
	assets	financial			Undiscounted cash flows
	and	instru-	0 – 6	6 – 12	1 – 2	2 – 5	> 5
	liabilities	ments	months	months	years	years	years	Total
Financial assets
Other non-current assets	44	44	12	–	14	5	6	37
Long term derivative
financial instruments	76	76	38	10	37	–	1	86
Receive leg			186	35	211	127	8	567
Pay leg			(148)	(25)	(174)	(127)	(7)	(481)
Trade and other receivables	626	626	609	17	–	–	–	626
Current derivative
financial instruments	4	4	5	–	–	–	–	5
Receive leg			335	–	–	–	–	335
Pay leg			(330)	–	–	–	–	(330)
Cash and cash equivalents	274	274	257	17	–	–	–	274
			921	44	51	5	7	1,028
Financial liabilities
Interest-bearing borrowings	1,832	1,719	57	55	186	1,658	762	2,718
Derivative financial instruments	1	1	–	–	–	–	1	1
Pay leg			–	–	–	–	1	1
Receive leg			–	–	–	–	–	–
Other non-current liabilities			–	–	–	–	–	–
Interest-bearing borrowings	821	821	709	128	–	–	–	837
Overdraft	26	26	26	–	–	–	–	26
Current derivative
financial instruments	24	24	23	–	–	–	–	23
Pay leg			578	–	–	–	–	578
Receive leg			(555)	–	–	–	–	(555)
Trade and other payables	756	756	695	42	–	–	–	737
			1,510	225	186	1,658	763	4,342
Liquidity gap			(589)	(181)	(135)	(1,653)	(756)	(3,314)

30.    Financial Instruments (continued)

Liquidity risk management – September 2007

	Total	Fair
	financial	value of
	assets	financial
	and	instru-	0 – 6	6 – 12	1 – 2	2 – 5	> 5
	liabilities	ments	months	months	years	years	years	Total
Financial assets
Other non-current assets	36	36	12	–	9	2	12	35
Long term derivative
financial instruments	137	137	50	4	51	47	(1)	151
Receive leg			180	15	183	187	15	580
Pay leg			(130)	(11)	(132)	(140)	(16)	(429)
Trade and other receivables	600	607	604	3	–	–	–	607
Current derivative
financial instruments	7	7	9	–	–	–	–	9
Receive leg			312	–	3	–	–	315
Pay leg			(303)	–	(3)	–	–	(306)
Cash and cash equivalents	364	364	364	–	–	–	–	364
			1,039	7	60	49	11	1,166
Financial liabilities
Interest-bearing borrowings	1,828	1,898	50	59	148	1,660	958	2,875
Derivative financial instruments	15	15	5	1	3	12	–	21
Pay leg			70	34	55	170	–	329
Receive leg			(65)	(33)	(52)	(158)	–	(308)
Interest-bearing borrowings	771	764	677	112	–	–	–	789
Overdraft	22	22	22	–	–	–	–	22
Current derivative
financial instruments	28	28	32	2	–	–	–	34
Pay leg			908	23	1	–	–	932
Receive leg			(876)	(21)	(1)	–	–	(898)
Trade and other payables	816	818	796	1	7	–	–	804
			1,582	175	158	1,672	958	4,545
Liquidity gap			(543)	(168)	(98)	(1,623)	(947)	(3,379)

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

30.    Financial Instruments (continued)

Derivative financial instruments with maturity profile

The following tables indicates the different types of derivative financial instruments for 2008 and 2007, included within the various categories on the face of the balance sheet.

The reported maturity analysis is calculated based on an undiscounted basis.

				Maturity analysis
				Undiscounted cash flows
Classes of		Fair value
financial instruments	Total	hedge	<6M	>6M <1Y	>1Y <2Y	>2Y <5Y	>5Y
September 2008
Assets
Fair value of derivatives by risk factor
Interest rate risk
Interest rate swaps	76	76	38	10	37	–	1
receiving leg	532	532	186	35	211	127	8
paying leg	(456)	(456)	(148)	(25)	(174)	(127)	(7)
Foreign exchange risk
FX forward contracts	4	–	5	–	–	–	–
receiving leg	334	(11)	335	–	–	–	–
paying leg	(330)	11	(330)	–	–	–	–
Liabilities
Fair value of derivatives by risk factor
Interest rate risk
Interest rate swaps	(1)	–	–	–	–	–	(1)
paying leg	(1)	–	–	–	–	–	(1)
receiving leg	–	–	–	–	–	–	–
Foreign exchange risk
FX forward contracts	(24)	–	(23)	–	–	–	–
paying leg	(576)	–	(578)	–	–	–	–
receiving leg	552	–	555	–	–	–	–

30.	Financial Instruments (continued)

Derivative financial instruments with maturity profile (continued)

			Maturity analysis
			Undiscounted cash flows
Classes of		Fair value
financial instruments	Total	hedge	<6M	>6M <1Y	>1Y <2Y	>2Y <5Y	>5Y
September 2007
Assets
Fair value of derivatives by risk factor
Interest rate risk
Interest rate swaps	137	137	50	4	51	47	(1)
receiving leg	536	536	180	15	183	187	15
paying leg	(399)	(399)	(130)	(11)	(132)	(140)	(16)
Foreign exchange risk
FX forward contracts	7	–	9	–	–	–	–
receiving leg	309	–	312	–	–	–	–
paying leg	(302)	–	(303)	–	–	–	–
Liabilities
Fair value of derivatives by risk factor
Interest rate risk
Interest rate swaps	(12)	(12)	(2)	(1)	(3)	(13)	–
paying leg	(246)	(246)	(28)	(27)	(56)	(171)	–
receiving leg	234	234	26	26	53	158	–
Foreign exchange risk
FX forward contracts	(31)	(4)	(27)	(1)	–	–	–
paying leg	(879)	(89)	(794)	(1)	–	–	–
receiving leg	848	85	767	–	–	–	–

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

30.	Financial Instruments (continued)

Fair values

All financial instruments are carried at fair value or amounts that approximate fair value, except the non-current interest-bearing borrowings at fixed rates of interest. The carrying amounts for cash, cash equivalents, accounts receivable, certain investments, accounts payable and current portion of interest-bearing borrowings approximate fair value due to the short-term nature of these instruments. Where these fixed rates of interest have been hedged into variable rates of interest and fair value hedge accounting has been applied, then the non-current interest-bearing borrowings are carried at fair value calculated by discounting all future cash flows at market data valid at closing date. The same data is used to value the related hedging instrument.

No financial assets were carried at an amount in excess of fair value.

Direct and incremental transaction costs are included in the initial fair value of financial assets and financial liabilities, other than those at fair value through profit or loss. The best evidence of the fair value of a financial asset or financial liability at initial recognition is the transaction price, unless the fair value of the instrument is evidenced by comparison with other current observable market transactions. Where market prices or rates are available, such market data is used to determine the fair value of financial assets and financial liabilities.

If quoted market prices are unavailable, the fair value of financial assets and financial liabilities is calculated using pricing models or discounted cash flow techniques. Where discounted cash flow techniques are used, estimated future cash flows are based on management’s best estimates and the discount rate used is a market-related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, market-related inputs are used to measure fair value at the balance sheet date.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, and derivatives that are linked to and have to be settled by delivery of such unquoted equity instruments, are not measured at fair value but at cost.

Fair values of foreign exchange and interest rate derivatives are calculated by using recognised treasury tools which use discounted cash flow techniques based on effective market data valid at closing date.

The fair value of loan commitments are based on the commitment fees effectively paid.

30.	Financial Instruments (continued)

Fair values (continued)

		Out of					Total
	Total	scope					in	Fair
September 2008	balance	IAS 39	Categories according to IAS 39				scope	value
				Loans
				and
Classes of			Held for	receiv-	Held to	Available
financial instruments			trading	ables	maturity	for sale
Non-current assets

Other non-current assets	168	124	–	30	–	14	44	44

Loans to associates (minority interests)		–	–	3	–	–	3	3
AFS – Club debentures		–	–	–	–	2	2	2
AFS – (Investment) funds		–	–	–	–	12	12	12
Other assets		124	–	27	–	–	27	27

Derivative financial instruments	76	–	76	–	–	–	76	76

Current assets

Trade and other receivables	698	72	–	626	–	–	626	626
Trade receivables		–	–	574	–	–	574	574
Other accounts receivable
– current		72	–	52	–	–	52	52

Derivative financial instruments	4	–	4	–	–	–	4	4

Cash (and cash equivalents)	274	–	–	274	–	–	274	274

Overnight deposits and current accounts (incl. petty cash)		–	–	59	–	–	59	59
Time deposits (< 3 months)		–	–	162	–	–	162	162
Money market funds		–	–	53	–	–	53	53

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

30.	Financial Instruments (continued)

Fair values (continued)

September 2008	Total balance	Out of scope IAS 39	Categories according to IAS 39		Total in scope	Fair value
				Other
Classes of			Held for	financial
financial instruments			trading	liabilities
Non current liabilities

Interest bearing borrowings	1,832	–	–	1,832	1,832	1,719

Bank loans payable (>1 year) – incl. syndicated loans		–	–	664	664	642
Bonds		–	–	1,084	1,084	998
Financial leasing liabilities		–	–	21	21	21
Other		–	–	63	63	58

Derivative financial instruments	1	–	1	–	1	1

Current liabilities

Interest bearing borrowings	821	–	–	821	821	821

Bank loans payable (< 1 year) – incl. syndicated loans		–	–	446	446	446
Current portion of other non-current loans payable		–	–	6	6	6
Financial leasing liabilities		–	–	2	2	2
Secured loans (< 1 year)		–	–	142	142	142
Securitisation debt		–	–	220	220	220
Other current loans – external		–	–	5	5	5

Overdraft
Bank overdrafts (< 3 months)	26	–	–	26	26	26

Derivative financial instruments	24	–	24	–	24	24
Trade and other payables	959	203	–	756	756	756
Accruals		202	–	233	233	233
Accounts payable to associates		–	–	1	1	1
Other accounts payable – current		1	–	522	522	522

30.	Financial Instruments (continued)

7. Fair values (continued)

		Out of					Total
	Total	scope					in	Fair
September 2007	balance	IAS 39	Categories according to IAS 39				scope	value
				Loans
				and
Classes of			Held for	receiv-	Held to	Available
financial instruments			trading	ables	maturity	for sale
Non-current assets

Other non-current assets	165	129	–	22	–	14	36	36

Loans to associates (minority interests)		–	–	3	–	–	3	3
AFS – Club debentures		–	–	–	–	1	1	1
AFS – (Investment) funds		–	–	–	–	13	13	13
Other assets		129	–	19	–	–	19	19

Derivative financial instruments	137	–	137	–	–	–	137	137
Current assets
Trade and other receivables	653	53	–	600	–	–	600	607
Trade receivables		–	–	553	–	–	553	553
Other accounts receivable – current		53	–	47	–	–	47	54

Derivative financial instruments	7	–	7	–	–	–	7	7

Cash (and cash equivalents)	364	–	–	364	–	–	364	364

Overnight deposits and current accounts
(incl.petty cash)		–	–	236	–	–	236	236
Time deposits (< 3 months)		–	–	117	–	–	117	117
Money market funds		–	–	11	–	–	11	11

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

30.	Financial Instruments (continued)

Fair values (continued)

		Out of	Categories		Total
	Total	scope	according		in	Fair
September 2007	balance	IAS 39	to IAS 39		scope	value
				Other
Classes of			Held for	financial
financial instruments			trading	liabilities
Non current liabilities

Interest bearing borrowings	1,828	–	–	1,828	1,828	1,898

Bank loans payable (>1 year) – incl. syndicated loans		–	–	624	624	631
Bonds		–	–	1,093	1,093	1,144
Financial leasing liabilities		–	–	32	32	37
Other		–	–	79	79	86

Derivative financial instruments	15	–	15	–	15	15

Current liabilities

Interest bearing borrowings	771	–	–	771	771	764

Bank loans payable (<1 year) – incl. syndicated loans		–	–	374	374	374
Commercial paper		–	–	28	28	28
Financial leasing liabilities		–	–	9	9	7
Securitisation debt		–	–	354	354	354
Other current loans – external		–	–	6	6	1

Overdraft
Bank overdrafts (<3 months)	22	–	–	22	22	22

Derivative financial instruments	28	–	28	–	28	28

Trade and other payables	952	136	–	816	816	818
Accruals		136	–	304	304	306
Accounts payable to associates		–	–	7	7	7
Other accounts payable – current		–	–	505	505	505

31.	Related party transactions

Transactions between Sappi Limited and its subsidiaries, which are related parties of the group, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the group and related parties are disclosed below:

							Amounts owed		Amounts owed
US$ million	Sale of goods			Purchases of goods			by related parties		to related parties
Joint ventures	2008	2007	2006	2008	2007	2006	2008	2007	2008	2007

Jiangxi Chenming	4.0	3.8	2.3	2.6	2.2	9.0	–	–	7.6	8.3
Sapin S.A.	0.3	–	–	30.9	28.2	19.9	–	–	1.1	2.1
VOF Warmtekracht	44.2	41.4	35.7	32.8	30.5	26.1	–	–		–
Umkomaas Lignin (Pty) Ltd	1.1	0.9	0.6	–	–	–	0.7	1.6		–
Papierholz Austria GmbH		–	–	92.7	90.4	55.7	–	–	5.3	3.8
	49.6	46.1	38.6	159.0	151.3	110.7	0.7	1.6	14.0	14.2

Joint venture Timber IV: A full description of the transaction concerning Timber IV is discussed in note 13.

Sales of goods and purchases to and from related parties were made on an arm’s length basis. The amounts outstanding at balance sheet date are unsecured and will be settled in cash. Guarantees given by the group are disclosed in note 26. No expense has been recognised in the period for bad or doubtful debts in respect of the amounts owed by related parties.

Directors

Details relating to executive and non-executive directors’ emoluments, interests and participation in the Scheme and Plan are disclosed in notes 34 – 36.

Interest of directors in contracts

None of the directors have a material interest in any transaction with the company or any of its subsidiaries, other than those on a normal employment basis. Professor Meyer Feldberg, a non-executive director of the company, disclosed his role as senior advisor of Morgan Stanley & Co. Limited, a financial advisor to Sappi, and Morgan Stanley South Africa (Proprietary) Limited, a transaction sponsor to Sappi Ltd.

Key management personnel
Compensation for key management was as follows:

	Total excluding directors			Total including directors
US$ million	2008	2007	2006	2008	2007	2006

Short term benefits	2.9	2.5	2.0	4.3	4.1	7.2
Post – employment benefits	0.4	0.3	0.6	0.7	0.8	3.3
Share- based payments	0.0	0.2	0.1	–	0.2	0.5
	3.3	3.0	2.7	5.0	5.1	11.0

The number of key management personnel included above for 2008 was ten (2007: twelve).

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

32.	Events after balance sheet date

On 29 September 2008, Sappi announced that it had signed an agreement to acquire a substantial portion of the the coated graphic paper business of M-real Corporation (M-real) for Euro 750 million (US$1.1 billion; ZAR8.9 billion), subject to a purchase price adjustment for net debt and working capital. The transaction includes four graphic paper mills – the Kirkniemi mill and the Kangas mill in Finland, the Stockstadt mill in Germany and the Biberist mill in Switzerland – and other specified assets, as well as all of the know-how, brands, order books, customer lists, intellectual property and goodwill of the coated graphic paper business of M-real. In addition, Sappi will enter into the transitional marketing agreements under which M-real will produce products at certain graphic paper machines at the Husum mill (Sweden) and the Aanekoski mill (Finland) and Sappi will market and distribute those products. The transaction also includes the long term supply agreements for wood, pulp and other services. The acquisition will be financed through a combination of equity, assumed debt, the cash proceeds from a rights offering and a vendor note.

On November 3, 2008, Sappi’s shareholders approved the transaction and a rights offering to finance a portion of the transaction.

Following such approvals, Sappi has commenced a rights offering of 286,886,270 new ordinary shares at a subscription price of ZAR20.27 per new share.

New shares will be issued at a ratio of 6 new shares for every 5 Sappi shares held. In connection with the rights offering, Sappi has entered into an underwriting agreement with two international banks.

Sappi has also to date obtained various regulatory approvals for the acquisition, including with respect to European Union competition regulations.

33.	Environmental matters

We are subject to a wide range of environmental laws and regulations in the various jurisdictions in which we operate, and these laws and regulations have tended to become more stringent over time. Violations of environmental laws could lead to substantial costs and liabilities, including civil and criminal fines and penalties. Environmental compliance is an increasingly important consideration in our businesses, and we expect to continue to incur significant capital expenditures and operational and maintenance costs for environmental compliance, including costs related to reductions in air emissions including carbon dioxide and other greenhouse gases (GHG), wastewater discharges and waste management. We closely monitor the potential for changes in pollution control laws and take actions with respect to our operations accordingly. Sappi spent approximately US$15 million in the financial year ended September 2008 (September 2007: US$15 million) on capital projects that control air or water emissions or otherwise create an environmental benefit.

Sappi Fine Paper North America is subject to stringent environmental laws in the United States. These laws include the Federal Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and their respective state counterparts and implementing regulations. The State of Maine has ordered a hearing, scheduled for later this year, to determine whether it will require Sappi Fine Paper North America to install a fishway at its Cumberland mills dam on the Presumpscot River. A fishway on the Cumberland mills dam would trigger the obligation to install fishways at Sappi Fine Paper North America’s dams upstream of the Cumberland mills dam, to allow natural fish migration and thus promote the restoration of native species to the river. The total cost of these projects, if required, is estimated to be approximately US$18 million. Previous settlement discussions with government agencies and environmental groups regarding the removal of the Cumberland mills dam were not successful.

Although the United States has not ratified the Kyoto Protocol, and has not yet adopted a federal program for controlling GHG emissions, there are various state and regional initiatives regarding GHG regulation and Congress is considering a number of legislative proposals regarding climate change. Accordingly, we closely monitor state, regional and federal GHG initiatives in anticipation of any potential effects on our operations.

Our European facilities are subject to extensive environmental regulation in the various countries in which we operate. For example:

●	The Integrated Pollution Prevention and Control directive regulates air emissions, water discharges and defines permit requirements and best available techniques for pollution control.
●
The national European laws regulate the waste disposal framework and place restrictions on landfilling materials in order to reduce contaminated leachate and methane emissions. Prevention, re-use and recycling (material or thermal) are the preferred waste management methods. In Austria, Germany and the Netherlands only inert ash or slag from thermal recycling and incineration processes may be placed in landfills.

●	In the Netherlands we, together with other paper manufacturers, have signed an agreement with the national government to improve environmental management and further limit emissions.

The countries within which we operate in Europe have all ratified the Kyoto Protocol and we have developed a GHG strategy to comply with applicable GHG restrictions and to manage emission reductions cost effectively. Our expenditures related to GHG compliance in Europe are not expected to be material.

In South Africa, requirements under the National Water Act, National Environmental Management Act and the Air Quality Bill may result in additional expenditures and/or operational constraints. South Africa is also a signatory of the Kyoto Protocol and Sappi is currently identifying and initiating Clean Development Mechanism projects at a number of our South African mills. Although we are uncertain as to the ultimate effect on our South African operations, our current assessment of the legislation is that any compliance expenditures or operational constraints will not be material to our financial condition.

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

34.	Directors’ remuneration Non-executive directors

Directors are normally remunerated in the currency of the country in which they live or work from. The remuneration is translated into US Dollars (the group’s reporting currency) at the average exchange rates prevailing during the reporting year. Directors’ fees are established in local currencies to reflect market conditions in those countries.

Non-executive directors’ fees reflect their services as directors and services on various sub-committees on which they serve, and the quantum of committee fees depends on whether the director is an ordinary member or a chairman of the committee.

The extreme volatility of currencies, in particular the Rand/US Dollar exchange rate in the past few years, caused severe distortion of the relative fees paid to individual directors.

Non-executive directors’ fees are proposed by the Executive Committee, agreed by the Compensation Committee, recommended by the Board and approved at the annual general meeting by the shareholders.

	2008
	Board	Committee	Travel
Director	fees	fees	allowance	Total
US$
DC Brink	52,332	42,130	5,200	99,662
M Feldberg	57,200	49,700	10,400	117,300
JE Healey	67,600	70,700	15,600	153,900
D Konar	34,889	57,340	5,200	97,429
HC Mamsch	87,535	97,041	10,400	194,976
B Radebe	37,796	9,422	5,200	52,418
ANR Rudd	74,068	47,530	7,800	129,398
FA Sonn	34,889	9,422	5,200	49,511
E van As(1)	84,126	–	5,000	89,126
K Osar	67,600	23,835	13,000	104,435
J McKenzie	37,796	8,637	5,200	51,633
DC Cronje(2)	131,344	–	2,600	133,944
	767,175	415,758	90,800	1,273,733

(1)	Includes board fees received by Mr van As for the period September 2007 to March 2008. Mr van As also received consulting fees of US$16,825 for the same period not included in the above.
(2)	Appointed in January 2008.

34.	Directors’ remuneration (continued)

Non-executive directors (continued)

	2007
	Board	Committee	Travel
Director	Fees	Fees	allowance	Total
US$
DC Brink	41,817	40,423	5,000	87,240
M Feldberg	50,000	48,000	12,500	110,500
JE Healey	50,000	68,000	15,000	133,000
K de Kluis(3)	16,265	16,265	2,500	35,030
D Konar	27,878	52,736	5,000	85,614
HC Mamsch	65,060	93,568	10,000	168,628
B Radebe	27,878	18,121	5,000	50,999
ANR Rudd	65,060	27,601	2,500	95,161
FA Sonn	27,878	9,060	5,000	41,938
E van As	48,787	–	5,000	53,787
K Osar(4)	20,835	–	7,500	28,335
J McKenzie(5)	2,324	–	–	2,324
	443,782	373,774	75,000	892,556

(3)	Retired in December 2006.
(4)	Appointed in May 2007.
(5)	Appointed in September 2007.

Our pay philosophy aims to provide executives with remuneration which allows them to enjoy similar and appropriate standards of living and at the same time to create wealth equally no matter where they live and work.

Whilst the payment of executives in different currencies creates perceived inequities, due attention is given to ensure that internal equity exists and is maintained, through comparisons against cost of living indices and the manner in which pay is structured in the various countries.

Bonus and performance related payments are based on corporate and individual performance. Under this, executives may be awarded up to 110% of their annual salary if group and personal performance objectives as agreed by the Remuneration Committee are met. Bonuses relate to amounts paid in the current year, but based on the previous year’s performance.

Average exchange rates for the year concerned are again applied in the tables in converting the currency of payment into US Dollars.

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

34.	Directors’ remuneration (continued)

Executive directors(1)

2008
Contri-
		Prior year		butions	Benefit
		bonuses		paid under	received
		and	Sums	pension	from
		perfor-	paid by	and	credit
		mance	way of	medical	scheme
		related	expense	aid	share
Director	Salary	payments(2)	allowance	schemes	funding	Other	Total
US$
M R Thompson	299,113	180,552	433	99,688	–	–	579,786
R J Boëttger	669,955	204,705	–	191,327	–	–	1,065,987
	969,068	385,257	433	291,015	–	–	1,645,773

(1)	Executive directors are paid remuneration packages which aim to be competitive in the countries in which they live and work, and they are generally paid in the currency of those countries.
(2)	Bonuses and performance related payments are in respect of the previous year’s performance paid in the current year.

	2007
				Contri-
		Prior year		butions	Benefit
		bonuses		paid under	received
		and	Sums	pension	from
		perfor-	paid by	and	credit
		mance	way of	medical	scheme
		related	expense	aid	share
Director	Salary	payments(2)	allowance	schemes	funding	Other	Total
US$
W Pfarl(3)	536,552	255,071	2,708	132,087	–	393,688	1,320,106
M R Thompson	272,354	84,910	448	100,515	–	–	458,227
E van As(4)	696,953	–	–	–	–	146,360	843,313
R J Boëttger(5)	161,737	–	–	46,412	516,248	–	724,397
	1,667,596	339,981	3,156	279,014	516,248	540,048	3,346,043

(1)	Executive directors are paid remuneration packages which aim to be competitive in the countries in which they live and work, and they are generally paid in the currency of those countries.
(2)	Bonuses and performance related payments are in respect of the previous year’s performance paid in the current year.
(3)	Retired June 2007. Mr Pfarl received a pension disbursement benefit of US$346,085 included in other benefits.
(4)
Mr van As received a salary of US$696,953 (ZAR5 million) while acting as CEO. Includes board fees paid to Mr van As for the period September 2006 till August 2007 when his executive responsibilities terminated upon the appointment of Mr Boëttger as CEO. Mr van As then resumed his Non-Executive chairman responsibilities.

(5)
Appointed as CEO in July 2007. Mr Boëttger received 35,000 restricted shares which vest on 31 December 2007 included under benefit received from credit scheme share funding. A share based expense of US$516,248 was recognised in the 2007 year’s income statement, based on a share-price of ZAR106.00.

34.	Directors’ remuneration (continued)

Details of directors’ service contracts

The executive directors have service contracts with notice periods of 2 years or less. These notice periods are in line with international norms for executive directors.

Other than the non-executive chairman, Dr Cronje, none of the other non-executive directors have service contracts with the company.

None of the directors have provisions for pre-determined compensation on termination of their contracts exceeding 2 years’ gross remuneration and benefits in kind.

35.	Directors’ interests

The following table sets out the directors’ interests in the shares in Sappi Limited. For the purpose of this table, directors’ interests are those in shares owned either directly or indirectly as well as those shares in respect of which directors have vested obligations to purchase shares or repay loans in terms of the Sappi Limited Share Incentive Trust.

	2008			2007
			Indirect			Indirect
	Direct interests		interests	Direct interests		interests
		Vested			Vested
		Obliga-			Obliga-
		tions to			tions to
		purchase			purchase
		or repay			or repay
Director	Beneficial	loans	Beneficial	Beneficial	loans	Beneficial
Non-executive directors
D C Brink	–	–	10,000	–	–	10,000
M Feldberg	–	–	–	–	–	–
J E Healey	–	–	–	–	–	–
D Konar	–	–	–	–	–	–
H C Mamsch	–	–	–	–	–	–
B Radebe	–	–	–	–	–	–
A N R Rudd	–	–	–	–	–	–
F A Sonn	–	–	–	–	–	–
E van As	–	–	–	–	–	–
K Osar(1)	–	–	–	–	–	–
J McKenzie(2)	–	–	–	–	–	–
D C Cronje(6)	–	–	–	–	–	–

Executive directors
M R Thompson	–	39,900	–	–	36,300	–
R J Boëttger(3)	35,000	–	–	–	–	–
W Pfarl(4)	–	–	–	–	–	–
E van As(5)	–	–	–	248,000	200,000	316,959
Total	35,000	39,900	10,000	248,000	236,300	326,959

(1)	Appointed in May 2007.
(2)	Appointed in September 2007.
(3)	Appointed in July 2007. Mr Boëttger received 35,000 restricted shares in 2007 as part of his appointment which vested on 31 December 2007 (See directors remuneration for 2007 foot note (6)).
(4)	Retired June 2007.
(5)	Retired August 2007 from executive duties and retired in March 2008 as non-executive chairman.
(6)	Appointed in January 2008.

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

35.	Directors’ interests (continued)

Directors’ interests in contracts

The directors have certified that they had no material interest in any significant transaction with either the company or any of its subsidiaries. Therefore there is no conflict of interest with regard to directors’ interests in contracts.

36.	Directors’ participation in The Sappi Limited Share Incentive Trust (Scheme) and The Sappi Limited Performance Share Incentive Trust (Plan)

Share options, allocation shares and performance shares

The following table sets out all share options (whether vested or unvested), all other unvested allocation shares and performance shares granted to, and exercised by, each executive director in terms of the Scheme and the Plan during the year ended September 2008. These interests are also included in ‘Directors’ interests’ in note 35. Details of share dealings are included in the second table. Non-executive directors do not have any allocation shares, share options or performance shares. Executive directors who retire have 12 months in which to settle their share options and allocation shares, unless extension is granted by the remuneration committee of the board of directors.

For performance shares there is a formula by which retired executive directors will receive a proportion of any shares which may have vested at the end of the four year period.

Executive directors
					Total	Total
	RJ Boëttger(2)		MR Thompson(1)		2008	2007
	Allocated	No of	Allocated	No of	No of	No of
	price	shares	price	shares	shares	shares
Outstanding at September 2007
Number of shares held		100,000		149,000	249,000	633,000
Issue 25			R49.00	3,000
Issue 26			R147.20	15,000
Issue 27			R112.83	15,000
Issue 28a			R79.25	18,000
Issue 29			R78.00	18,000
Performance shares 29(3)				6,000
Performance shares 30(3)				24,000
Performance shares 30a(3)				50,000
Performance shares 31a(3)		100,000
Offered and accepted
Performance shares 32		50,000		40,000
Paid for
Number of shares						90,000
Resignation/Retirement as
executive director
Number of shares						394,000
Appointment as director
Number of shares						100,000

36.	Directors’ participation in The Sappi Limited Share Incentive Trust (Scheme) and The Sappi Limited Performance Share Incentive Trust (Plan)(continued)

Share options, allocation shares and performance shares (continued)

Executive directors
					Total	Total
	RJ Boëttger(2)		MR Thompson(1)		2008	2007
	Allocated	No of	Allocated	No of	No of	No of
	price	shares	price	shares	shares	shares
Outstanding at September 2008
Number of shares held		150,000		189,000	339,000	249,000
Issue 25			R49.00	3,000
Issue 26			R147.20	15,000
Issue 27			R112.83	15,000
Issue 28a			R79.25	18,000
Issue 29			R78.00	18,000
Performance shares 29(3)				6,000
Performance shares 30(3)				24,000
Performance shares 30a(3)				50,000
Performance shares 31a(3)		100,000
Performance shares 32		50,000		40,000
Expiry dates
Issue 25			15 Jan 09
Issue 26			28 Mar 10
Issue 27			13 Feb 11
Issue 28a			30 Dec 11
Issue 29			13 Dec 12
Performance shares 29(3)			13 Dec 08
Performance shares 30(3)			13 Dec 09
Performance shares 30a(3)			08 Aug 10
Performance shares 31a(3)	02 Jul 11
Performance shares 32	12 Dec 11		12 Dec 11

Changes in executive directors’ share options, allocation shares and performance shares after year-end.

(1)	Appointed an executive director on 08 August 2006.
(2)	Appointed in July 2007.
(3)	Performance shares are issued when all conditions per Note 30 are met.

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the group annual financial statements // continued
for the year ended September 2008

36.	Directors’ participation in The Sappi Limited Share Incentive Trust (Scheme) and The Sappi Limited Performance Share Incentive Trust (Plan)(continued)

Share options, allocation shares and performance shares (continued)

		Dealings in the Scheme and the Plan
		for the year ended September 2008

		None for the current year

		Dealings in the Scheme and the Plan for the year ended September 2007
					Market	Gains on
			Number		value at	shares
			of shares	Allocation	date of	paid for
Director		Date paid for	paid for	price	payment	US$(1)
Executive directors
W Pfarl(2)	Option	15 November 2006	50,000	R 53.85	R 111.19	397,962
	Deferred Sale	15 November 2006	25,000	R 49.00	R 111.19	215,811
M R Thompson	Deferred Sale	14 December 2006	15,000	R 53.85	R 115.79	133,004
Total			90,000			746,777

(1)	Converted from South African Rand to US Dollars at the exchange rates on the date of sale.
(2)	Retired June 2007.

Company auditor’s report

Independent auditor’s report to the members of Sappi Limited

The condensed annual financial statements of Sappi Limited set out on pages 110 to 115 have been derived from the annual financial statements of the company for the year ended September 2008. We have audited the annual financial statements in accordance with International Standards on Auditing. In our report dated 03 December 2008, we expressed an unqualified opinion on the annual financial statements from which the condensed financial statements were derived.

Opinion

In our opinion, the accompanying condensed financial statements are consistent, in all material respects, with the annual financial statements from which they were derived.

For a better understanding of the scope of our audit and the company’s financial position, the results of its operations and cash flows for the period, the condensed financial statements should be read in conjunction with our audit report and the annual financial statements from which they were derived.

Deloitte & Touche
Per M J Comber
Partner

03 December 2008

Deloitte & Touche – Registered Auditors
Buildings 1 and 2, Deloitte Place
The Woodlands, Woodlands Drive, Woodmead Sandton
Johannesburg, South Africa

National Executive: G G Gelink Chief Executive A E Swiegers Chief Operating Officer G M Pinnock Audit D L Kennedy Tax & Legal and Financial Advisory L Geeringh Consulting L Bam Corporate Finance C R Beukman Finance T J Brown Clients & Markets N T Mtoba Chairman of the Board

A full list of partners and directors is available on request.

// 2008 ANNUAL FINANCIAL STATEMENTS

Condensed Sappi Limited company income statement
for the year ended September 2008

ZAR million	Note	2008	2007
Operating loss	1	(154)	(14)
Income from subsidiaries	2	611	498
Net finance income	3	5	15
Profit before taxation		462	499
Taxation – Current		(44)	(38)
– Deferred		61	70
Profit for the year		445	467

Condensed Sappi Limited company balance sheet
at September 2008

ZAR million		2008	2007
Assets
Non-current assets		14,950	14,663
Property, plant and equipment		3	4
Investments in subsidiaries	(Annexure A)	12,319	12,253
Intercompany receivables	(Annexure A)	2,420	2,217
Loan to Executive Share Purchase Trust		104	109
Project costs capitalised		85	–
Deferred tax asset		19	80

Current assets		41	82

Cash		–	1
Receivables		5	2
Intercompany receivables	(Annexure A)	36	79
Total assets		14,991	14,745
Equity and liabilities

Shareholders’ equity		14,750	14,575

Ordinary share capital		239	239
Share premium		6,427	6,427
Non-distributable reserves		247	18
Distributable reserves		7,837	7,891

Non-current liabilities
Intercompany payables	(Annexure A)	30	1

Current liabilities		211	169

Trade and other payables		123	61
Intercompany payables	(Annexure A)	75	69
Taxation payable		13	39
Total equity and liabilities		14,991	14,745

// 2008 ANNUAL FINANCIAL STATEMENTS

Condensed Sappi Limited company cash flow statement
for the year ended September 2008

ZAR million	2008	2007
Profit before interest and taxation	457	484
Adjustments:
Dividends received – pre-acquisition	136	–
Impairment of investment	113	–
Subsidiary transactions	(123)	157
Other	13	(24)
Cash generated from operations	596	617
Movement in working capital	57	8
Net finance income	5	15
Taxation paid	18	(6)
Dividends paid	(499)	(525)
Cash retained from operating activities	177	109
Fixed asset purchases	(1)	(1)
(Increase) decrease in non-current assets	(80)	6
Increase in investments	(315)	(113)
Proceeds from share option deliveries	218	–
Net movement in cash and cash equivalents	(1)	1
Cash and cash equivalents at beginning of year	1	–
Cash and cash equivalents at end of year	–	1

Condensed Sappi Limited company statement of recognised income and expense for the year ended September 2008

ZAR million	2008	2007
Profit for the year	445	467
Total recognised income for the year	445	467

Notes to the condensed Sappi Limited company financial statements for the year ended September 2008

ZAR million						2008	2007
1.	Operating loss

	The operating loss is arrived at after taking into account the items detailed below:
	Depreciation					2	3
	Technical and administrative services paid other than
	to bona fide employees of the company					10	27
	Auditors’ remuneration					35	15

	– fees for audit and related services					8	12
	– fees for other services					5	3
	– fees for acquisition related services*					22	–

	Directors’ remuneration					18	17
	Staff costs					89	79
	Management fees received from subsidiaries					224	253
	Impairment of investment					113	–
2.	Income from subsidiaries
	Dividends received from subsidiaries					611	498
3.	Net finance income

	Interest paid					(1)	–
	Interest received					15	12
	Net foreign exchange (losses) gains					(9)	3
						5	15
4.	Reconciliation of changes in equity
		Number	Ordinary		Non-
		of ordinary	share	Share	distributable	Distributable
	ZAR million	shares	capital	premium	reserves	reserves	Total
	Balance – September 2006	239.1	239	6,427	45	7,949	14,660
	Profit for the year	–	–	–	–	467	467
	Dividends	–	–	–	–	(525)	(525)
	Share-based payments	–	–	–	(27)	–	(27)
	Balance – September 2007	239.1	239	6,427	18	7,891	14,575
	Profit for the year	–	–	–	–	445	445
	Dividends	–	–	–	–	(499)	(499)
	Share-based payments	–	–	–	229	–	229
	Balance – September 2008	239.1	239	6,427	247	7,837	14,750
	* These costs are included in project costs capitalised.

// 2008 ANNUAL FINANCIAL STATEMENTS

Notes to the condensed Sappi Limited company financial statements // continued
for the year ended September 2008

ZAR million		2008	2007
5.	Commitments
	Revenue commitments
	Operating leases and rentals
	Payable within one year	1	1
	Payable in two to five years	1	2
		2	3
6.	Contingent liabilities
	Guarantees and suretyships	13,099	10,653

7.	Basis of preparation

The annual financial statements from which these condensed financial statements have been derived have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Investments
at September 2008

		Share	Effective		Book value		Loan to		Loan from
		capital	holding		of investment		subsidiary		subsidiary
Annexure A			2008	2007	2008	2007	2008	2007	2008	2007
Investments in subsidiaries			%	%	ZAR	ZAR	ZAR	ZAR	ZAR	ZAR
and joint venture					million	million	million	million	million	million
Set out below are the more significant subsidiaries and joint ventures or those that have a loan with Sappi Limited

Southern Africa
Sappi Management Services (Pty) Ltd	M	ZAR100	100	100	–	–	456	401	–	–
Sappi Manufacturing (Pty) Ltd	O	ZAR12,026,250	100	100	1,851	1,851	1,357	1,153	–	–
Sappi Share Facilitation Company (Pty ) Ltd	O	ZAR1,000	100	100	–	–	607	663	–	–
Usutu Pulp Company Ltd	O	SZL10,000,000	100	100	–	–	–	–	–	–

America
S.D. Warren Company	O	USD1,000	100	100	–	–	–	–	(35)	(17)
Sappi Cloquet LLC	O	–(1)	100	100	–	–	–	–	–	–

Europe
Sappi Alfeld GmbH	O	EUR31,200,000	100	100	–	–	–	–	–	(2)
Sappi Austria Produktions GmbH and CoKG	O	EUR35,000	100	100	–	–	–	–	–	–
Sappi Deutschland GmbH	O	EUR25,565	100	100	–	–	–	–	–	–
Sappi Ehingen GmbH	O	EUR20,800,000	100	100	–	–	–	–	–	–
Sappi Esus Beteiligungs- verwaltungs GmbH	H	EUR1,000,000	100	100	–	–	–	–	–	–
Sappi Europe SA	O	EUR15,130,751	100	100	–	–	–	–	(31)	(25)
Sappi Fine Paper plc	M	GBP50,000	100	100	1	1	–	–	–	–
Sappi Holding GmbH	H	EUR72,700	100	100	10,375	10,059	–	–	(6)	(7)
Sappi International SA	F	EUR1,200,603,930	100	100	–	–	32	3	–	–
Sappi Lanaken NV	O	EUR51,377,000	100	100	–	–	–	–	–	–
Sappi Lanaken Press Paper NV	O	EUR57,179,613	100	100	–	–	–	–	–	–
Sappi Maastricht BV	O	EUR31,992	100	100	–	–	–	–	–	–
Sappi Nijmegen BV	O	EUR59,037	100	100	–	–	–	–	–	–
Sappi Papier Holding GmbH	H&O	EUR72,700	100	100	–	–	1	74	–	–
Sappi Trading Pulp AG	O	CHF100,000	100	100	–	–	–	–	–	(16)
Sappi UK Ltd	O	GBP74,020,000	100	100	–	–	–	–	–	(2)

Asia
Jiangxi Chenming Paper
Co. Ltd	JV	RMB1,424,160,000	34	100	–	–	–	–	–	–

Other
Brocas Ltd(2)	H	US$3,385,401	100	100	–	122	–	–	–	–
Lignin Insurance Co. Ltd(3)	F	US$656,000	100	100	85	221	3	1	–	–
Employee share
participation Trusts					–	–	–	–	(30)	–
Various other companies					7	8	–	1	(3)	(1)
					12,319	12,262	2,456	2,296	(105)	(70)
Write down of investment
in subsidiaries					–	(9)	–	–	–	–
					12,319	12,253	2,456	2,296	(105)	(70)

Holding Companies	H	Management Companies	M
Operating Companies	O	Joint Venture	JV
Finance Companies	F

(1)	No issued share capital, only additional paid in capital of US$488 million.
(2)	Impairment of investment.
(3)	Declared a dividend out of pre-acquisition reserves.

// 2008 ANNUAL FINANCIAL STATEMENTS

Administration

Sappi Limited

Reg No 1936/008963/06
JSE code: SAP
ISIN code: ZAE 000006284
NYSE code: SPP
LSE code: SAZ

Group secretary

Denis O’Connor

Secretaries

Sappi Management Services (Pty) Limited
48 Ameshoff Street
2001 Braamfontein
South Africa
PO Box 31560
2017 Braamfontein
South Africa

Telephone +27 (0)11 407 8111
Fax +27 (0)11 339 1881
e-Mail Denis.O’Connor@sappi.com
Website www.sappi.com

Transfer secretaries

South Africa
Computershare Investor Services (Pty) Limited
70 Marshall Street
2001 Johannesburg
PO Box 61051
2107 Marshalltown

Telephone +27 (0)11 370 5000
Fax +27 (0)11 370 5217
e-Mail registrar@computershare.co.za

United Kingdom

Depositary

Capita IRG Trustees Limited
The Registry
34 Beckenham Road
Beckenham
Kent, BR3 4TU

Telephone 0871 664 0300
(from outside the UK: +44 (0)20 8639 3399)
Fax +44 (0)20 8639 2342
e-Mail ssd@capitaregistrars.com
Website www.capitaregistrars.com

Transfer secretaries
Capita Registrars (Jersey) Limited
12 Castle Street
St Helier
Jersey
JE2 3RT

Telephone 0871 664 0300
(from outside the UK: +44 (0)20 8639 3399)
Fax +44 (0)20 8639 2342
e-Mail ssd@capitaregistrars.com
Website www.capitaregistrars.com

United States ADR Depositary

The Bank of New York
Investor Relations
PO Box 11258
Church Street Station
New York, NY 10286-1258

Telephone (US only) 1 888 BNYADRS
Telephone (outside the US) +1 201 680 6825
e-Mail shrrelations@bnymellon.com
Website www.bnymellon.com/shareowner

Corporate affairs

André Oberholzer – Group Head
Telephone +27 (0)11 407 8111
Fax +27 (0)11 403 8236
e-Mail Andre.Oberholzer@sappi.com

Investor relations

Wikus van Zyl – Group Investor Relations Manager
Telephone +27(0)11 407 8391
Fax +27(0)11 403 1493
e-Mail Wikus.van.Zyl@sappi.com

www.sappi.com